

02055752

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

REGISTRANT'S NAME Lagardere SCA

*CURRENT ADDRESS 4, Rue de Presbourg
75116 Paris, France

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3916 FISCAL YEAR

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OICF/BY: GBS

DATE : 10/29/02

Interim report
first half 2000

LAGARDERE

LAGARDERE

IN THE FIRST HALF OF 2000, BUSINESS OPERATIONS LED LAGARDÈRE TO STRENGTHEN ITS POSITION AS A GROUP CENTERED ON THE MEDIA, WITH A STRATEGIC INTEREST IN – COMBINED WITH CO-MANAGEMENT OF – THE LEADING EUROPEAN AERONAUTICS, DEFENSE AND SPACE GROUP, AND A SUBSIDIARY IN THE AUTOMOTIVE INDUSTRY. THESE BUSINESS OPERATIONS CAN BE ANALYZED FROM THE ANGLES OF STRATEGY AND FINANCE.

STRATEGIC OPERATIONS

Large-scale strategic operations were implemented in the first half of 2000, in both the media and high technology industries.

In the field of the **"Media"**, or more specifically, the "digital media", two strategic alliances were announced at the beginning of the year: the first of these alliances was with Canal Plus in the field of digital television, the second with Deutsche Telekom, through the merger of T-Online and Club-Internet.

In addition, in order to further consolidate Lagardère's strategy in the media business, the decision was taken to operate a merger with Lagardère's subsidiary, Hachette Filipacchi Médias, by launching a simplified public share exchange offer.

Agreement in digital television

Lagardère and Canal Plus have decided to co-operate in the field of digital television and work together on the development and production of theme channels and interactive services for a French and international audience.

This effectively means that Canal Plus and Lagardère will pool their skills and experience in the fields of program scheduling, leading-edge technology and interactive services, European distribution, international brand portfolios and advertising strengths. For it is vital for both groups to create new sources of value and new talents in Europe.

The alliance is based on several major agreements through which Lagardère will acquire interests in the two companies in the Canal Plus group – Canalsatellite and MultiThématiques – and the setting up of joint ventures to develop and produce theme channels and interactive services:

- Acquisition of a 34% stake in Canal Satellite,
- Acquisition of a 27.4% stake in MultiThématiques,
- Founding of joint ventures (50% Lagardère - 50% MultiThématiques), for the purpose of developing and producing new theme channels based on Lagardère's international brands and contents.
- Lagardère's existing channels will be brought together under a new jointly-owned company (51% Lagardère - 49% Canal Plus),
- Another jointly-owned company (51% Lagardère - 49% Canalsatellite) will be set up to develop and produce interactive services, especially designed for the television channels to be produced by the alliance.

Internet agreement

In February 2000, Lagardère and Deutsche Telekom announced that they were forming a global strategic alliance for Internet access and international portal management, by combining their respective Internet service providers, T-Online International and Club-Internet. Under the terms of the agreement, T-Online and Lagardère will be studying the possibilities for co-operation in all the countries T-Online operates in. The partnership takes the form of a contribution of assets through the exchange of shares.

Lagardère, who thus became the second largest shareholder in T-Online International with a shareholding of approximately 5.9%, sits on the Supervisory Board of T-Online International and remains Club-Internet's portal manager for an initial period of 3 years.

Through this agreement, Lagardère Médias will provide its brands, content and e-commerce sites with an unrivaled global audience. In the field of the Internet, the company will henceforth be able to concentrate its main efforts on its core businesses: producing editorial content for portals and e-commerce.

Lagardère's public exchange offer for the securities of its subsidiary Hachette Filipacchi Médias

On May 11, 2000, Lagardère launched a simplified public exchange offer for the shares of its subsidiary Hachette Filipacchi Médias. This offer, in which the Group offered Hachette Filipacchi Médias' shareholders

an exchange of their shares on the basis of 11 Lagardère shares for every 10 Hachette Filipacchi Médias shares, was a resounding success and enabled Lagardère to raise its interest from 66.8% to 98.13%. It was followed in August 2000 by a public compulsory repurchase offer for the shares that had not been exchanged. Lagardère now holds 100% of the capital of Hachette Filipacchi Médias.

Strengthened by the recent strategic partnership agreements with Canal Plus and T-Online, and its unique expertise in the media, Lagardère Group, having finalized the merger with its subsidiary, could, in the future, provide Hachette Filipacchi Médias with the requisite operational and financial resources to increase the penetration of its most famous brand names, today mainly distributed in the form of magazines.

Thus, this operation will enhance Lagardère's capacity to adjust to the changes in the media industry that are leading all of the players in this sector to adapt the contents of their conventional media to suit the new digital media (Internet, digital television, mobile phone platforms, etc.).

In the **"High Technology"** business, announcements made at the end of 1999 by the French State, Lagardère SCA, DaimlerChrysler and the Spanish State encouraged the three companies Aerospatiale Matra, DaimlerChrysler Aerospace AG (DASA) and Construcciones Aeronáuticas (CASA) – and their shareholders – to become actively involved in the process of uniting their businesses in order to form EADS (European Aeronautic Defence and Space Company). This process, detailed in Lagardère's Reference Document, was completed on July 11, 2000 with the floatation of EADS on the Paris, Frankfurt and Madrid stock exchanges.

EADS holds world no. 3 position in aeronautics, defense and space, with 1999 proforma consolidated sales of 22.6 billion euros.

Its managerial organization, characterized by the determination to bring about a real merger, works both on a principle of parity – between the French partners (the French State and Lagardère SCA being themselves on parity) and DaimlerChrysler – and a principle of consistency: a single General Management structure, Financial division, Strategy division, etc. for the entire company.

This operation represents a major step forward for Lagardère SCA, as part of its longstanding process aimed at forming an aeronautics, defense and space group, thus featuring at the forefront in each of its business activities, and able to compete successfully with its main American rivals.

The agreements signed by Lagardère SCA in the context of EADS also allow the Group to continue to play a decisive role in the management and strategy of the new unit in a balanced manner with its partners.

The critical size of EADS, on a world level, plus the prospect of increased operating profits through the implementation of synergies, and greater stock market liquidity, all add up to allow Lagardère SCA and its shareholders to expect significant increases in the value of their assets in the years to come.



RESULTS

Lagardère Group operations during the first half of 2000 were characterized by significant sales growth – up 3%, or 3.9% excluding changes in group structure and exchange rates – relative to the corresponding period in 1999.

Operating income rose 36.3%, and net income was multiplied by 6.6.
Key operating figures were as follows:

in millions of euros	First half 2000	First half 1999	Year 1999
Sales	5,944	5,769	12,285
Operating income	263	193	520
Interest income (expense), net	(27)	5	(23)
Operating income after interest	236	198	497
Non-operating income, net	1,123	73	16
Other items (including tax)	(548)	(87)	(168)
Net income before deducting minority interests	811	184	345
Net income	788	119	241

Operations of the Group's main business segments are analyzed below.



Lagardère Médias

In addition to the strategic operations described above, in April 2000, Lagardère Médias decided to sell the US corporation Grolier Inc. to the American publisher Scholastic Corp. for US$ 400 million.

This transaction, which is part of the policy Lagardère Médias announced at the beginning of the year concerning the disposal of non-strategic assets, will help fund the development of Lagardère Médias' digital activities.



First-half key figures for Lagardère Médias, excluding Press distribution operations, were as follows:

in millions of euros	First half 2000	First half 1999	Year 1999
Sales	3,503	3,238	6,873
Operating income	123	88	283
Interest expense, net	(10)	(10)	(18)
Operating income after interest	113	78	265
Non-operating income, net	1,227	84	78
Net income from companies accounted for by the equity method	3	4	7
Net income before tax	1,343	166	350

Lagardère Médias' sales increased by 8% during the first half of 2000, relative to first half 1999. Excluding changes in group structure and exchange rates, the increase was 3.7%, with the largest increase being fueled by the "Digital"[1] division, followed by the "Distribution Services" and "Print Media" divisions.

Operating income was 123 million euros, compared with 88 million euros, reflecting a 39.7% increase at current group structure over the corresponding period in 1999.

Operating income improved for all the divisions. In the "Print Media" division, the increases were particularly marked in France, for women's magazines, news magazines and daily regional newspapers. Magazines sold abroad were also up, especially in the United States.

Improvements in the "Audiovisual" division are partly explained by the excellent results of Radio and the sale of advertising airtime.

"Distribution Services" showed a slight improvement, mainly due to the press retail business (Relay) in France.

Lastly, "Multimédia Grolier", which only included Grolier Inc. for five months, no longer holds Club-Internet, and so the costs associated with the acquisition of new subscribers have been removed.

Non-operating income (1,227 million euros) principally includes capital gains realized on the Club-Internet/T-Online share exchange and on the disposal of Grolier Inc.

[1] Audiovisual + Multimédia Grolier.

Overview of results

Contributions of the three main business segments to consolidated income before tax and goodwill amortization, excluding Press distribution operations, were as follows:

Contribution to consolidated income

in millions of euros	First half 2000	First half 1999	Year 1999
Lagardère Médias	1,343	166	350
Aerospatiale Matra	88	30	113
Automobile	44	43	73
TOTAL	1,475	239	536

Total income from the three business segments, and consolidated net income were analyzed as follows:

in millions of euros	First half 2000	First half 1999	Year 1999
Total income of business segments	1,475	239	536
Other Activities	(26)	26	(11)
Income before tax, goodwill amortization and minority interests	1,449	265	525
Income tax	(539)	(69)	(129)
Provisions and amortization of goodwill and other intangibles	(99)	(12)	(51)
Net income before minority interests	811	184	345
Minority interests	(23)	(65)	(104)
Net income	788	119	241


A3XX
A3XX-100

Aerospatiale Matra

In the first half of 2000, the High Technology segment consisted solely of the 33% interest held by Lagardère in the Aerospatiale Matra group, which is consolidated using the proportional method of consolidation as from January 1, 1999.

For the first half of 2000, Dassault Aviation – in which Aerospatiale Matra has a 45.76% interest – is accounted for by the equity method, whereas in 1999 it was consolidated using the proportional method of consolidation.

The contribution of this business segment to Lagardère's consolidated results was as follows:

in millions of euros	First half 2000	First half 1999	Year 1999
Sales	1,830	1,897	4,257
Operating income	103	42	158
Interest expense, net	(24)	(3)	(30)
Operating income after interest	79	39	128
Non-operating loss, net	(5)	(8)	(16)
Net income (loss) from companies accounted for by the equity method	14	(1)	1
Net income before tax	88	30	113

Aerospatiale Matra's total sales (100%) for the first half of 2000 amounted to 5,547 million euros, vs. 5,749 million euros for the corresponding period in 1999. In first half 1999, sales included sales of 589 million euros from Dassault Aviation which are no longer consolidated in 2000. Excluding Dassault Aviation, sales for first half 1999 were 5,160 million euros, resulting in a period-to-period sales increase of 7.5%.

The main growth engine is Airbus, which increased its market share amidst strong growth throughout the aerospace sector. As far as the "Space", "Helicopters" and "Systems, Services & Telecommunications" activities are concerned, all three also recorded significant growth.

As expected, the "Missiles" division fell back slightly compared to June 1999, due to a low volume of export orders booked in 1998 and 1999, the effect of which continues to be felt in 2000.

Operating income (33% share) came in at 103 million euros compared to 42 million euros for the first half of 1999. Excluding Dassault Aviation, operating income for first half 1999 would amount to 23 million euros.

Here again, the driving force behind the increase is Airbus. This improvement can be attributed to several factors: reduced industrial costs, lower research and development expenses, and more sustained business.

The results of Other Activities include interest expenses for borrowings obtained by the Group and not attributable to operations, the operating costs of holding companies, and the results of companies not attached to any of the Group's three main business segments.

The operating result recorded by Other Activities in the year ended December 31, 1999 included an 11 million euros royalty earned from Press distribution operations. This royalty was not included in results for the first half of 2000. Net expenses borne earned by Other Activities in first half 1999 deteriorated after June 30, 1999 as a result of increased uses of cash for investment operations.

The income tax charge was 539 million euros at June 30, 2000 and included a 426 million euros provision for taxes to be paid on the gain realized on the contribution of Club-Internet in exchange for the interest in T-Online.

Provisions and amortization of goodwill and other intangibles include exceptional provisions of 80 million euros recorded by Lagardère Médias, and a 6 million euros increase in goodwill amortization compared to first half 1999, principally due to goodwill recorded by Aerospatiale Matra and Europe 1 Communication during the second half of 1999.

The share of minority interests in net income for first half 2000 relate mainly to the "Print Media" division whose contribution is included at its percentage holding before the public share exchange offer, i.e. 66.8%. The higher share of minority interests in first half 1999 arose principally from the "Audiovisual" division which included the gain on Giraudy's disposal (45% consolidated).





Automobile

First-half key figures for the Automobile segment were as follows:

in millions of euros	First half 2000	First half 1999	Year 1999
Sales	611	628	1,143
Operating income	40	40	70
Interest income, net	4	4	10
Operating income after interest	44	44	80
Non-operating loss	-	(1)	(7)
Net income before tax	44	43	73

The Espace minivan increased its market share in the first half of 2000, from 22% to 26% of new registrations in the top of the range minivan segment in Europe, thereby confirming the leading position the vehicle won back in 1998. Total volumes for this segment were nonetheless down on the previous period, due to the escalation experienced in the compact minivan segment.
Sales volumes for the Espace for the first half of 2000 were therefore 36,900 vehicles, down 4.7% relative to 1999.
Sales for the first half of the year stood at 611 million euros, keeping the drop in relation to 1999 at only 2.6 %, thanks to an improvement in the product mix.
Operating income was unchanged at 40 million euros, or 6.5% of sales compared with 6.4% in the corresponding period of 1999. The lower prices which became effective in 1999 and the costs related to new product developments were offset by an improvement in product mix and the continued application of cost reduction measures.

The economic value added (EVA) by the Group may be measured by comparing earnings including capital gains on disposals, after interest (EBIT), less tax at the standard rate, with the cost of capital employed.

The calculation for the first half of 2000 is as follows:

in millions of euros

- EBIT, less tax at the standard rate of 37.77% — 930
- Average capital employed over the period was 3,048 million euros. Cost of capital employed at 5% for first half was: — 152
- Economic value added over the period was therefore — 778



Growth prospects

During the first half 2000, Lagardère acquired a 34% stake in CanalSatellite and a 27.42% stake in MultiThématiques for approximately 1 billion euros.
During the same period, EADS, in which Lagardère owns a 15% equity stake, completed an IPO.
LAGARDÈRE MÉDIAS confirms its objective of attaining double-digit average annual growth rate in operating income between 1999 and 2002.
The estimated operating income of EADs is expected to be fairly ahead of the plan presented in july 2000, as a result of the implementation of operational improvements and increased sales activity, particularly in aeronautics





Consolidated balance sheets

ASSETS

in millions of euros	At June 30, 2000	At June 30, 1999	At December 31, 1999
Current assets			
Cash	831.4	766.7	681.2
Marketable securities	3,108.0	995.6	1,343.7
Trade receivables, net	1,918.8	2,156.5	2,129.0
Inventories, net	2,195.4	2,512.5	2,385.5
Other receivables, prepayments and deferred charges	1,791.4	1,792.2	1,957.2
Total current assets	**9,845.0**	**8,223.5**	**8,496.6**
Investments accounted for by the equity method	288.5	225.1	225.0
Other investments and non-current assets	941.1	809.6	882.7
Property, plant and equipment, net	1,441.5	1,396.8	1,457.8
Intangible assets, net	3,051.0	2,337.0	2,484.8
Fixed and other non-current assets	**5,722.1**	**4,768.5**	**5,050.3**
TOTAL ASSETS	**15,567.1**	**12,992.0**	**13,546.9**

LIABILITIES AND STOCKHOLDERS' EQUITY

in millions of euros	At June 30, 2000	At June 30, 1999	At December 31, 1999
Liabilities			
Trade payables	2,272.2	2,284.8	2,448.1
Advances on contracts and deferred income	1,882.7	1,940.2	2,082.4
Borrowings	2,533.2	2,368.0	1,989.6
Other payables and provisions	2,308.0	1,732.5	1,960.9
Reserves for risks and charges	2,020.2	1,710.3	1,831.8
Total liabilities	**11,016.3**	**10,035.8**	**10,312.8**
Perpetual subordinated notes	415.8	415.8	415.8
Minority interests	215.7	400.2	496.4
Stockholders' equity			
Common stock	834.6	739.2	747.3
Additional paid-in capital and retained earnings	3,084.7	1,401.0	1,574.6
Total stockholders' equity	**3,919.30**	**2,140.2**	**2,321.9**
Total permanent funds and stockholders' equity	**4,550.8**	**2,956.2**	**3,234.1**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**15,567.1**	**12,992.0**	**13,546.9**

Consolidated statements of income

in millions of euros	Half year to June 30, 2000	Half year to June 30, 1999	Year to December 31, 1999
Operating revenues			
Net sales	5,944.1	5,768.5	12,284.8
Other operating revenues	506.8	466.8	490.7
Total operating revenues	**6,450.9**	**6,235.3**	**12,775.5**
Operating expenses			
Purchases and changes in inventories	(3,125.5)	(3,083.6)	(6,938.9)
Payroll costs	(1,242.8)	(1,224.6)	(2,439.3)
Depreciation, amortization and provisions	(203.4)	(204.8)	(416.7)
Other operating expenses	(1,616.3)	(1,529.6)	(2,460.7)
Total operating expenses	**(6,188.0)**	**(6,042.6)**	**(12,255.6)**
Operating income	**262.9**	**192.7**	**519.9**
Interest income (expense), net	**(26.5)**	**5.1**	**(23.1)**
Operating income after interest	**236.4**	**197.8**	**496.8**
Non-operating income, net	**1,123.3**	**73.1**	**16.4**
Preferred remuneration	(8.5)	(9.0)	(18.8)
Amortization of goodwill	(18.6)	(12.4)	(33.3)
Income taxes	(539.4)	(69.3)	(128.3)
Net income from companies accounted for by the equity method	17.6	3.7	12.3
Net income before minority interests	**810.8**	**183.9**	**345.1**
Minority interests	(22.3)	(64.9)	(104.1)
NET INCOME	**788.5**	**119.0**	**241.0**

LAGARDÈRE S.C.A.

FRENCH LIMITED PARTNERSHIP WITH SHARES, WITH CAPITAL STOCK OF 5,474,895,880 FRENCH FRANCS, DIVIDED INTO 136,872,397 SHARES OF 40 FRENCH FRANCS PAR VALUE EACH.

Head office:

4, RUE DE PRESBOURG — 75016 PARIS (FRANCE)
+33 (0)1 40 69 16 00
www.lagardere.fr


LAGARDERE

PRESS RELEASE

~~Projet TFB du 27.03.01 à 18h30~~

LAGARDERE

LAGARDERE ~~LAGARDERE~~ MEDIAS REPORTS OPERATING INCOME GROWTH OF ~~XX~~14.4%, ~~UPHOLDS~~SUPPORTS GROUP RESULTS ~~I SPULLING UP THE GROUP RESULT WITH A GROWTH OF ITS OPERATING RESULT OF ......%~~

At its meeting on March 28, 2001, the Supervisory Board considered the financial statements for the fiscal year ended December 31, 2000, as presented by Jean-Luc Lagardère, General Partner and Chief Executive Officer, Arnaud Lagardère and Philippe Camus~~ and Arnaud Lagardère~~, General ~~I (Managing ?)~~ Partners and Co-Chief Executive Officers.

GROUP CONSOLIDATED SALES

- Group consolidated sales in FY 2000 amounted to ~~XXX~~12,192 ~~M~~million ~~EUR~~euros, compared with sales~~, representing X% growth over sales of~~ of ~~against~~ 12,285 euros in FY 1999. ~~This increase is primarily due to substantiala noticeable growth of in the~~ Lagardere Media segment sales increase by 4.8%. E~~(+XX%), which, e~~xcluding changes in the company structures and the effects of exchange rates, Lagardere Media segment sales ~~reflects an increase of +X.X%, and showed an acceleration from~~increasedd by X5.5%, demonstrating an acceleration in growth from FY 1999~~ FY 1999~~.

- Matra Automobile sales also increased ~~also of~~ by ~~+X.~~3.4X%, confirming the success of the Espace.

- The decrease in the contribution of the High Technology segment (-~~X.~~X10.6%) ~~decrease of X.X% is~~can be explained by ~~the variation of perimeter~~ variations in the group's structure and changes in the accounting methodologiess ~~due to the~~used at the creation of EADS. On a pro forma basis, sales increased ~~X.~~7,.3X%.

~~INCREASE OF XX% OF~~ OPERATING INCOME INCREASED BY 10 ~~XX%~~

~~The~~ Group operating income ~~amounted~~ totaled ~~XXX~~572 millionM ~~EUR~~euros, ~~a~~ representing growth of ~~XX%~~10% from FY 1999. Following ~~The~~ is an analysis of this improvement by segment ~~is the following~~ :

- The Lagardere Media segment recorded operating income of ~~XX~~323 million euros, reflecting an increase of ~~XX~~14.4% from FY 1999~~, excluding the changes in the Companycompany's structure and the effect of exchange rates~~. The "Book", "Press" and "Distribution Services" divisions all recorded ~~an~~ substantial~~noticeable~~ increases. The "Lagardere Active" division ("Radio", "Audiovisual" and "~~Numeric Media~~Digital" activities) recorded ~~a~~ strong increases in its radio and audiovisual activities. ~~This growth haven't anyway make good for the eliminiation of the positive contribution of Grolier Inc., not consolidated since June 2000, which have be defavorable to the operating income of this division. The investment costs in the new digital media have been financed by the econmy generated by the exit of Club Internet of the consolidation perimeter.~~This growth was not sufficient to completely replace most of the ~~all of~~ missing ~~the~~ positive contribution of Grolier Inc. This business has been sold and has not been ~~, which has not been~~ consolidated since June 2000, which has negatively impacted~~ing~~ the operating result of the segment. -Investments in new digital media have been financed by cost savings resulting from the elimination of Club Internet from the group~~s~~ consolidated results.

- Operating income for t~~T~~he Automobile segment~~, in which~~ ~~operating income~~ totaled ~~XX~~71 million euros, ~~recorded~~ representing a slight improvement from FY 1999. ~~The reason~~The improvement is due to ~~is~~ a better ~~mix~~ product mix and ~~a good~~ production cost management~~control of production costs~~.

- In the first half of 2000, the High Technology segment ~~In 2000, the High Technology segment incorporate the~~was represented by the company's 33% equity ~~held~~ interest in AEROSPATIALE MATRA. In the second half of 2000, the High Technology segment was represented by ~~in the first semester 2000, and~~ the company's 15.14% equity~~held~~ interest in EADS.~~in the second semester ,~~ In both cases, Lagardere's ownership was ~~both~~ consolidated by the proportionate method. In 1999, the High Technology segment of the Lagardere Group ~~was~~ represented only the proportionate consolidation of its 33% ~~held~~ equity interest in AEROSPATIALE MATRA. The financial statements~~Financial~~ of EADS for the second semester of 2000 were restated to conform to the French accounting standards, applied by the Lagardere Group. ~~Under these conditions, and~~ Ttaking into account the extensive~~t of the~~ changes ~~of consolidation perimeter~~in group structure, the comparison of 2000 results with previous years is not meaningful.

~~THE~~ EXCEPTIONAL INCOME BENEFITS OF CAPITAL GAIN ON~~OF~~ ASSET DISPOSALS~~,~~

The company recorded exceptional income ~~recorded~~ of ~~XX~~651 million euros,~~is~~ due principally ~~by~~ to~~the~~ capital gains on~~of~~ asset disposals~~, wich amount~~ ~~totaled XX million eurosof~~ which totaled ~~XX~~851 million euros, of which 843 million euros resulted from the disposal of Club Internet and Grolier Inc. ~~, in which~~ This also includes a reserve for depreciation of fixed assets in the amount of ~~XX~~107 million euros for Lagardere Media and a reserves for restructuring and miscellaneous risks.

OTHER ELEMENTS OF PROFIT AND LOSS ACCOUNT AFFECTED BY CHANGES IN GROUP STRUCTURE

The company recorded tax expenses of ~~XX~~457 million euros, of which ~~XX~~306 million euros arose from capital gains booked on asset disposals. This amount includes a reserve of ~~XX~~289 million euros for the deferred tax onf capital gains resulting from the Club Internet/T-Online transaction. In total, the capital gains after~~before~~ tax totaled ~~XX~~545 million euros.

Amortization of goodwill, of ~~XX~~60 million euros, increased primarily as a result of the amortization of goodwill arising from the acquisition of the remaining shares of HACHETTE FILIPACCHI MEDIAS stock, which were acquired through~~in~~ the Public Offer of Exchange executed this year.

DASSAULT AVIATION, which is part of the High Technology segment, is now accounted for by~~under~~ the equity method.~~-~~ As a result of this change in accounting ~~technique from the [full/partial] consolidation~~ method, ~~net~~ income from equitized companies has grown substantially (~~XX~~36 million euros instead of ~~XX~~12 million euros).

The minority interest claim on net income (-~~XX~~34 million euros vs -~~-XX~~104~~X~~ million euros in 1999) has steadily decreased due to the buyout of minority stockholders of Europe 1 (in 1999) and HACHETTE FILIPACCHI MEDIAS (in the summer of 2000).

In total, 2000 net income for the group totaled ~~XX~~581 million euros, compared to ~~XX~~241 million euros in 1999.

	In M€			
	2000		1999	
	Lagardère (1)	Lagardère without High Technologies	Lagardère (1)	Lagardère without High Technologies
Revenue	**12,192**	**8,386**	**12.285**	**8.028**
Operating income	**572**	**406**	**520**	**361**
Interest income (expense)~~s~~, net	**(110)**	**(29)**	**(23)**	**7**
Operating income after –interest ~~expenses~~	462	377	497	368
Non operating expenses	**65~~12~~**	**684**	**16**	**33**
Preferred remuneration, net	**(17)**	**(17)**	**(19)**	**(19)**
Income taxes	**(457)**	**(387)**	**(128)**	**(74)**
Amortization of goodwill ~~before minority interest~~	**(60)**	**(52)**	—(33)	—(28)
Net income before associates & minority interest	579	**605~~333~~**	333	280
Net income ~~(loss)~~ from companies (associates) accounted for by the equity method	**36**	**~~12~~**	**12**	**11**
Minority interests	**(34))**	**(30~~104~~)**	**(104)**	**(96)**
Net consolidated income	**581**	**577**	**241**	**195**

- (1) The comparison of FY 2000 data with FY 1999 data is not meaningful due to extensive changes in group structure (see paragraph "High Technology").

DIVIDEND

The Company's managing partners made the decision to propose~~d~~ a net dividend of ~~XX~~0.78 euros (~~XX~~5.12 French francs) per share (plus a tax credit of ~~XX~~0.39 euros or ~~XX~~2.56 French francs) at the general meeting of shareholders~~. The dividend is subject to approval at the company's General meeting of Shareholders on [Date].~~

.

The proposed dividend represent an overall increase in the distribution of ~~capital~~income to shareholders of ~~XX~~13%, based on the number of shares existing as of 12.31.2000.

29th March, 2001

Press Contacts:

Thierry FUNCK-BRENTANO **Tel.: 33.1.40.69.16.34**
Arnaud MOLINIE **Tel.: 33.1.40.69.16.72**

Investor Relation:

Alain LEMARCHAND

Tel.: 33.1.40.69.18.02
e-mail : alemarchand@lagardere.fr


02 OCT 25 AM 9:41


LAGARDERE

Press Release

LAGARDÈRE

LAGARDÈRE REPORTS INCREASE IN SALES FOR FIRST HALF OF 2000: + 3.0%

LAGARDÈRE MEDIAS SALES GROW BY 7.9 %

LAGARDÈRE SCA reported consolidated sales of 5,939 million euros for the first half of 2000, an increase of 3.0% over the first half of 1999. After eliminating the effects of exchange rates and changes in the group structure, sales grew by 3.8% over the comparable period.

	Sales in million euros		Sales in million French francs		Variation 00/99	Variation 00/99 with comparable data
	30.06.00	*30.06.99*	**30.06.00**	*30.06.99*	%	%
Lagardère Médias	3 498	*3 243*	22 945	*21 274*	*7.9*	3.6
Aerospatiale Matra	1 830	*1 897*	12 007	*12 443*	*(3.5)*	6.8
Automobile	611	*628*	4 004	*4 117*	*(2.7)*	(2.7)
Others	0	*1*	0	*5*	*Ns*	Ns
TOTAL	**5 939**	***5 769***	**38 956**	***37 839***	***+ 3.0***	**+ 3.8**

Sales of "**Lagardère Medias**" increased by 8.0%, after eliminating the changes in the group structure, over the comparable prior year period. After eliminating the effects of exchange rates –primarily the increased strength of the dollar- this growth amounted to 3.6%.
Within this business, the strongest growth came from the "Audiovisual" division. The "Press", "Distribution and Services" and "Multimedia Grolier" divisions also experienced growth.

.../...

Sales of "**Aerospatiale Matra**", after eliminating changes in the group structure, increased over the comparable 1999 period, resulting mainly from growth in the "Space", "Systems Services and Telecommunications" and "Aeronautics" divisions.

Sales of the "**Automobile**" business decreased slightly from the first half of 1999, a period during which sales grew significantly (+ 6.4%) over the comparable 1998 period.

August 14, 2000

Financial Information:

Alain LEMARCHAND **Tel.: 33.1.40.69.18.02** **E-mail : alemarchand@lagardere.fr**



Press Release

Lagardère Media reports a new acceleration in sales growth during 2000 : + 5.5 %
(on a like-for-like basis)

Lagardère Media sales for full-year 2000 increased 5.5% on a like-for-like basis, representing a **new acceleration of growth** from the first nine month period ended September 30, 2000 (+4.2%).

	Sales in Euros millions		Sales in French Francs millions		Variation 00/99 gross	Variation 00/99 on a like-for-like basis
	12.31.00	*12.31.99*	**12.31.00**	*12.31.99*	%	%
Lagardère Media	7 203	*6 884*	47 251	*45 153*	*4,6*	5,5
Automobile	1 183	*1 143*	7 757	*7 500*	*3,4*	3,4
Others	0	*1*	0	*9*	/	/
Sub-total Lagardère without High Technology	**8 386**	***8 028***	**55 008**	***52 662***	***4,5***	**5,2**
High Technology	3 806	*4 257*	24 968	*27 921*	*(10,6)*	N/A
TOTAL	**12 192**	***12 285***	**79 976**	***80 583***	*(0,8)*	N/A

N/A : Non Available

Sales of the **Lagardère Media** segment increased by 10% in 2000, excluding changes in the group structure. Excluding the effects of exchange rates (primarily the rise of the dollar), this growth amounted to 5.5%.

Each of the four divisions of this segment - Lagardere Active, Book, Press and Distribution Services – reported higher sales growth (based on comparable data) in the fourth quarter of 2000 than in the year's first nine months.

The strongest growth in this segment came from Lagardere Active, which consists of the Radio, Audiovisual and Digital Media activities.

Sales in the **Automobile** segment increased significantly as well, continuing the growth experienced in 1999 and confirming the commercial success of the Espace.

High Technology segment sales realized by EADS during its first six months of existence (from July to December 2000) were satisfactory and in line with objectives.

In the High Technology segment, the sales reported for the full-year 2000 are represented by 33% of the sales of Aerospatiale Matra for the first six month period and 15.14% of the sales of EADS for the second six-month period. In comparison, the sales reported for year 1999 were represented by 33% of the Aerospatiale Matra group sales.

In accordance with the French accounting standards used by Lagardere SCA, when hedging against exchange rate fluctuation, sales generated in foreign currencies are converted at a rate determined by the hedging mechanism (rather than at the current exchange rate). EADS sales for the second six-month period were restated to conform to these standards.

Under these conditions, and taking into account the extent of the changes mentioned above, the comparison with previous year is not meaningful for the High Technology segment.

February 14, 2001

Press Contacts:

Thierry Funck-Brentano: 33.1.40.69.16.34
Arnaud Molinié: 33.1.40.69.20.97

Financial Information:

Alain Lemarchand: 33.1.40.69.18.02
alemarchand@lagardere.fr

LAGARDERE



Press Release

LAGARDERE MEDIA REPORTS OPERATING INCOME GROWTH OF 10.4 % (*)

At its meeting on March 20th, 2002, the Supervisory Board reviewed the Full Year 2001 Financial Statements as presented by Mr. Jean-Luc LAGARDERE, General Partner and Chief Executive Officer, Arnaud LAGARDERE and Philippe CAMUS, General Partners and Co- Chief Executives.

CONSOLIDATED REVENUES

The consolidated revenues for the year 2001 attained 13,295 M€ (compared to the pro -forma 2000 sales of 11,875 M€), an increase of 12.0%.

- **Lagardère Media** revenues rose 6.5% (3.6% on a comparable basis) to 7,668 M€. This increase comes from the solid performance realized by the Distribution & Services and Book divisions.

- Sales of the **"Automobile"** segment declined by 3.6% (4.4% on a comparable basis). However, **Matra Automobile** maintained its leadership in the French and European markets for the high-end mini -van segment.

- The strong growth in the **High Technology** revenues comes from all the activities (with the exception of the Space Division) and especially the Airbus Division which includes the consolidation of 100% of the Airbus activities in 2001.

(*) *Including the impact of the additional three months of activity for Lagardere Active Broadcast (December close instead of a September close historically), Lagardère Media's operating income growth was 9.3%.*

CONSOLIDATED OPERATING INCOME GROWTH OF 8.4% (on a pro -forma basis)

The Consolidated Operating Income for 2001 for Lagardère grew to 514 M€. The analysis of this increase is as follows:

- **Lagardère Media** operating income grew by 9.3% to 353 M€. **If the additional three months of activity** (December close instead of a September close historically) **from Lagardere Active Broadcast** ("Radio" and "Audiovisual") **are excluded, the Operating Income growth for Lagardère Media is 10.4%.**

  Despite an abrupt drop -off in passenger activity in the Airports following September 11th, the "Distribution & Services" division grew their operating income by 32.8% while the Book division grew by + 12.1%.

  The losses generated by the "Lagardere Active Broadband" branch (digital activities excluding radio and television) were significantly reduced resulting in the total "Lagardere Active" segment returning to a profit of 4 M€.

  Up against an unfavorable advertising market in the US, Hachette Filipacchi Médias limited this impact on its operating income (- 4.7%) and was able to maintain its operating income margin.

  In this difficult global economic context, the significant increase in operating income reflects the successful implementation of Lagardère Media's organic growth and profitability improvement plan launched in 2001.

- The 2001 figures of the **High Technology** segment represent 15.14% of the EADS income statement and 15.10% of its balance sheet, while the corresponding period of 2000 reflected 33% of Aerospatiale Matra results in the first half and 15.14% of EADS results in the second half. On a pro -forma basis, the first half 2000 results of Aerospatiale Matra have been substituted with 15.14% of EADS results for this same period. Finally, the EADS accounts include restatements in order to comply with Lagardère French GAAP.

  As anticipated, the 2001 financial results were affected by a significant increase in the Research & Development spending, especially those linked to the A380 program and to the final step of A340-500/ -600 development.

  At the same time, EADS's operating income benefited from the 100% consolidation of the Airbus activities in 2001 versus 80% in 2000.

  In total, the EADS contribution to the consolidated accounts was +104 M€ in operating income (compared to +68 M€ in 2000 on a pro-forma basis) and +470 M€ in net income (against -49 M€ in 2000 on a pro-forma basis).

- The **Automobile** segment reported an Operating Income of + 66 M€ which is slightly below the 2000 figure (+ 71 M€). This decrease results from the cost of launching the new model *Avantime* (delayed until December 2001) as well as a reduction of the sales of the Espace mini-van in the later part of 2001. Despite these two unfavorable events, the profitability of Matra Automobile remained strong as a result of a favorable mix of higher margin products as well as the growth of diversification revenue including engineering.

INTEREST EXPENSE

The Interest Expense in 2001 was 15 M€ versus 95 M€ for 2000 on a pro-forma basis. The 2001 figure includes the gain recorded on the sale of the EADS "Excess Shares" in January 2001 (+ 210 M€ before taxes) as well as the provision for depreciation of the T-Online shares (- 157 M€ before taxes) recorded in the first half of 2001.

Excluding these non-recurring events, the increase in the financial expense (40 M€ for Lagardère Media) is a result of the acquisitions realized during the second half of 2000 (CanalSatellite and MultiThématiques) and during 2001 (Marie-Claire and Virgin). This variance is more than offset by the growth of the income from these properties consolidated by the equity method.

NON OPERATING INCOME (EXPENSE)

The +353 M€ 2001 income is notably a result of a gain recognized by EADS following the creation of Airbus SAS which amounts to a gain of +441 M€ for the Lagard ère accounts.

This Non Operating Income (Expense) line includes the impairment of various goodwill and other intangibles for - 42 M€ as well as a provision for restructuring for -99 M€ of which - 66 M€ is for the activities of Media and Automobile.

GOODWILL AMORTIZATION

Goodwill amortization increased from 61 M€ in 2000 (on a pro-forma basis) to 121 M€ in 2001 essentially as a result of the full year impact of the amortization related to the buyout of the Hachette Filipacchi Médias minority stockholders and EADS for the remaining portion.

INCOME FROM COMPANIES (ASSOCIATES) CONSOLIDATED BY THE EQUITY METHOD

This line shows a strong growth from + 30 M€ in 2000 on a pro -forma basis to + 77 M€ in 2001. This improvement comes essentially from the excellent performance of CanalSatellite as well as the contribution (for 9 months) of Marie-Claire.

MINORITY INTERESTS are significantly reduced in 2001 (- 11 M€ in 2001 versus -32 M€ in 2000 on a pro-forma basis) as a result essentially of the buyout of the Hachette Filipacchi Médias minority stockholders.

In summary, the **CONSOLIDATED NET INCOME** attained **616 M€** (compared to 528 M€ in 2000 on a pro forma basis).

IN MILLIONS OF EUROS	2001			2000	
	LAGARDERE EXCLUDING HIGH TECHNOLOGY	HIGH TECHNOLOGY	*TOTAL LAGARDERE*	*TOTAL LAGARDERE PRO FORMA*(*)	*TOTAL LAGARDERE PUBLISHED*
Consolidated Revenues	**8,810**	**4,486**	***13,295***	***11,875***	**12,192**
Operating Income	**410**	**104**	***514***	***474***	**572**
Interest Expense	**(4)**	**(11)**	***(15)***	***(95)***	**(110)**
Operating Income after Interest Expense	**406**	**93**	***499***	***379***	**462**
Non operating Income / (Expense)	**(109)**	**462**	***353***	***653***	**651**
Preferred Remuneration	(14)	-	*(14)*	*(17)*	(17)
Income Tax	(102)	(66)	*(168)*	*(424)*	(457)
Goodwill Amortization	(75)	(46)	*(121)*	*(61)*	(60)
Net Income before Minority Interests and Associates	**106**	**444**	***550***	***530***	**579**
Income from Associates	58	19	*77*	*30*	36
Minority Interests	(18)	7	*(11)*	*(32)*	(34)
Net Income	**146**	**470**	***616***	***528***	**581**

(*) ***In this pro-forma presentation, the first half 2000 results of Aerospatiale Matra have been substituted with 15.14% of EADS results for the same period.***

SOLID BALANCE SHEET

The net bank debt at 2001 year end of 219 M€ is to be compared with the Consolidated Net Worth of 4,328 M€.

Finally, Lagardère put in place two new lines of credit for a total of 1,91 billion euros. These credit lines have maturities ranging from 5 to 10 years and will provide Lagardère with a stable financing platform for its future development.

DIVIDEND

The Company's managing partners decided to propose at the General Shareholders Meeting a net dividend of 0.78 € / share (plus a tax credit of 0.39 €).

Paris, March 21, 2002

Press Contacts

Thierry FUNCK-BRENTANO	**tel. : 01.40.69.16.34** **e-mail : tfb@lagardere.fr**
Arnaud MOLINIE	**tel. : 01.40.69.16.72** **e-mail : amolinie@lagardere.fr**

Investor Relations Contact

Alain LEMARCHAND	**tel. : 01.40.69.18.02** **e-mail : alemarchand@lagardere.fr**

LAGARDERE



Press Release

STEADY GROWTH OF LAGARDERE MEDIA SALES: + 4.8% FOR THE FIRST 3 QUARTERS

Lagardère Media sales for the first 3 quarters of 2001 rose 4.8% (4.1% on a like-for-like basis) to 5,592 M€.

Amid slowing economies, this sustained growth rate is evidencing again the quality of Lagardère Media's portfolio of businesses and assets.

LAGARDERE SCA consolidated sales amounted to 9,441 M€ (compared with 8,451 M€ on a pro-forma basis), or an increase of 11.7%.

	Sales (M€)		Variation 01/00 gross	Variation 01/00 with comparable data
	09.30.01	09.30.00		
Lagardère Media	5,592	5,338	4.8%	4.1%
Automobile	862	835	3.2%	2.8%
Sub-total Lagardère w/o High Technology	**6,454**	**6,173**	**4.6%**	**3.9%**
High Technology - reported *- pro-forma*	2,987	2,595 *2,278*	ns *31.1%*	na *na*
TOTAL - reported *- pro- forma*	**9,441**	**8,768 *8,451***	**ns *11.7%***	**na *na***

ns : not significant
na : not available

Sales of the "**Lagardère Media**" segment increased by 5.2% in the first 3 quarters of 2001, excluding changes in the group structure. Excluding the effects of exchange rates (primarily the increased growth of the US dollar), this growth amounted to 4.1%. The gross variation is 4.8%.

This growth is due to the noticeable increase, on a like-for-like basis, of the Hachette Distribution Services and the Book divisions.

Furthermore, although confronted with a sudden downturn of the radio advertising market, Lagardere Active, thanks to its excellent performance realized at the beginning of the year, and also to the development of its activity in the TV segment, posted a significant growth.

Lastly, despite an exacerbated deterioration in the advertising market -strong spending decrease from the US advertisers, and a sharp slowdown in the rest of the world - Hachette Filipacchi Medias booked a slight sales decrease, on a like-for-like basis, thanks to the strength of its brands and the quality of its international network.

Sales of the "**Automobile**" segment increased in the first 3 quarters of 2001 by 2.8% on a like-for-like basis. This performance is all the more noteworthy as it is only based on the success of the Espace. The Avantime marketing will begin during the 4th quarter.

Sales of the "**High Technology**" segment in the first 3 quarters of 2001 are represented by 15.14% of the sales of EADS while the corresponding period of 2000 was represented by 33% of the sales of Aerospatiale Matra for the first 2 quarters and by 15.14% of EADS for the 3rd quarter.

As part of the first 3 quarters of 2000, presented on a pro forma basis, sales of Aerospatiale Matra have been replaced by 15.14% of EADS sales for the first 6 months.

In accordance with the French accounting standards used by Lagardere SCA, when hedging against exchange rate fluctuation, sales generated in foreign c urrencies are converted at a rate determined by the hedging mechanism (rather than at the current exchange rate). EADS sales were restated to conform to these standards.

Under these conditions, and taking into account the extent of the changes mentioned above, the gross variation between the first 3 quarters of 2000 and 2001 is not meaningful for the published sales.

The strong increase in EADS sales (reported first 3 quarters of 2001 vs. pro forma first 3 quarters of 2000: + 31.1%) is mainly due to the changes in Airbus consolidation policy (fully consolidated in 2001 vs. consolidated by the proportionate method - 80% - in 2000).

It should be noted that EADS confirmed its expectation to achieve 20% sales growth for 2001.

Paris, November 13, 2001

Press Contacts:

Thierry Funck-Brentano	tel.: (33) 1.40.69.16.34	tfb@lagardere.fr
Arnaud Molinié	tel.: (33) 1.40.69.16.72	amolinie@lagardere.fr

Financial Information:

Alain Lemarchand	tel.: (33) 1.40.69.18.02	alemarchand@lagardere.fr


LAGARDERE

Press Release

FIRST HALF 2001

LAGARDÈRE MEDIA REPORTS ACCELERATION IN SALES GROWTH: +4.7% (on a like-for-like basis)

Lagardère Media sales for the first half of 2001 increased 4.7% on a like-for-like basis. This sales growth has increased compared to that experienced as of March 31, 2001 (+4%).

	Sales in Euros millions		Variation 01/00 gross	Variation 01/00 with comparable data
	06.30.01	06.30.00	%	%
Lagardère Media	3,631	3,503	3.7	4.7
Automobile	*618*	*611*	*1.1*	*0.1*
Sub-total Lagardere without High Technology	**4,249**	**4,114**	**3.3**	**4.0**
High Technology				
- Published	2,028	1,830	10.8	n/a
- Pro forma		*1,513*	*34.0*	*n/a*
TOTAL				
- Published	**6,277**	**5,944**	**5.6**	**n/a**
- Pro forma		***5,627***	***11.6***	***n/a***

n/a: non available

Sales of the **"Lagardère Media"** segment increased by 6.3% in the first half of 2001, excluding changes in the group structure. Excluding the effects of exchange rates (primarily the increased growth of the dollar), this growth amounted to 4.7%. The gross variation is 3.7% since sales of the first half of 2001 do not benefit from the Grolier, Inc. contribution, which have been deconsolidated since May 31, 2000.

This growth is due to the noticeable increase, on a like-for-like basis, of the Book and the Distribution Services divisions. Lagardere Active keeps on increasing at a fast rate thanks to the development of its television business and the continuation of its market share gain in the radio business.

Despite a very difficult advertising market, especially in the United States, Hachette Filipacchi Medias booked only a slight sales decrease, on a like-for-like basis, thanks to the strength of its brands and the quality of its international network.

Sales of the **"Automobile"** segment increased by 1.1% overall in the first half of 2001, which is outstanding compared with the 4.5% decrease in the first quarter.
The Avantime, the launch of which is under way, will contribute to sales only from second half of 2001.

Sales of the **"High Technology"** segment in the first half of 2001 are represented by 15.14% of the sales of EADS while the corresponding period of 2000 was represented by 33% of the sales of Aerospatiale Matra.

For the first half of 2000, presented on a pro forma basis, sales of Aerospatiale Matra have been replaced by 15.14% of EADS sales.

In accordance with the French accounting standards used by Lagardere SCA, when hedging against exchange rate fluctuation, sales generated in foreign currencies are converted at a rate determined by the hedging mechanism (rather than at the current exchange rate). EADS sales were restated to conform to these standards.

Under these conditions, and taking into account the extent of the changes mentioned above, the gross variation between the first semester of 2000 and 2001 is not meaningful for the published sales.

The strong increase in EADS sales (pro forma first half of 2001 vs. first half of 2000: +34%) is due to the changes in Airbus consolidation policy (fully consolidated in 2001 vs. consolidated by the proportionate method - 80% - in 2000).

It should be noted that EADS stated that at a constant exchange rate level, the growth of sales should increase 20% in 2001.

9 August, 2001

Press Contacts:

Thierry Funck-Brentano	Tel. (33) 1 40 69 16 34	E-mail : tfb@lagardere.fr
Arnaud Molinié	Tel. (33) 1 40 69 20 97	E-mail : amolinie@lagardere.fr

Financial Information:

Alain Lemarchand	Tel. (33) 1 40 69 18 02	E-mail :alemarchand@lagardere.fr



Press Release

FIRST QUARTER 2001

LAGARDERE MEDIA REPORTS SALES GROWTH
+ 4% (on a like-for-like basis)

Lagardère Media sales for the first quarter of 2001 increased 4% on a like-for-like basis vs. an increase of 3.7% for the corresponding period of 2000.

	Sales in Euros millions		Variation 01/00 gross	Variation 01/00 with comparable data
	03.31.01	03.31.01	%	%
Lagardère Media	1,763	1,730	1.9	4.0
Automobile	317	333	(4.8)	(4.1)
Sub-total Lagardère without High Technology	**2,080**	**2,063**	**0.8**	**2.6**
High Technology	906	906	0.0	n/a
TOTAL	**2,986**	**2,969**	**0.6**	**n/a**

n/a : non available

Sales of the **Lagardère Media** segment increased by 5.7% in the first quarter of 2001, excluding changes in the group structure. Excluding the effects of exchange rates (primarily the rise of the dollar), this growth amounted to 4%. First quarter of 2000 included Grolier, Inc. sales – which have been deconsolidated since May 31, 2000.
The strongest growth in this segment came from Lagardère Active, whose sales were boosted by the Radio division. The Press division experienced a slightly weakening variance, but the Book and Distribution Services divisions grew significantly.

The **Automobile** segment faced a decline in sales. It should be noted that sales in the first quarter of 2000 (basis of comparison) had a strong increase (10.2%) from the corresponding period of 1999.

Sales in the **High Technology** segment in the first quarter of 2001 are represented by 15.14% of the sales of EADS while the corresponding period of 2000 was represented by 33% of the sales of Aerospatiale Matra.
In accordance with the French accounting standards used by Lagardere SCA, when hedging against exchange rate fluctuation, sales generated in foreign currencies are converted at a rate determined by the hedging mechanism (rather than at the current exchange rate). EADS sales for the first quarter of 2001 were restated to conform to these standards.
Under these conditions, and taking into account the extent of the changes mentioned above, the comparison between the first quarter of 2000 and 2001 is not meaningful for the High Technology segment.
It should be noted that EADS stated that at a constant exchange rate level, the growth of sales should increase 20% in 2001.

14 May, 2001

Press Contacts:

Thierry Funck-Brentano	Tel. (33) 1 40 69 16 34	E-mail : tfb@lagardere.fr
Arnaud Molinié	Tel. (33) 1 40 69 20 97	E-mail : amolinie@lagardere.fr

Financial Information:

Alain Lemarchand	Tel. (33) 1 40 69 18 02	E-mail : alemarchand@lagardere.fr


LAGARDERE



Press Release

LAGARDERE MEDIA REVENUES REMAIN STRONG: + 6.5% FULL YEAR 2001

Lagardère Media revenues for the year 2001 rose 6.5% (3.6% on a comparable basis) to 7,668 M€, up from 7,203 M€ in 2000.

Despite a sharp deterioration in the advertising market that began in Spring 2001, Lagardère Media revenue growth demonstrates again the strength of its diversified media activities.

LAGARDERE SCA revenues attained 13,295 M€ (compared to the pro forma 2000 sales of 11,875 M€), an increase of 12.0%.

	Revenues (M€)		Variance 01/00	Variance 01/00 on a comparable basis
	31.12.01	**31.12.00**		
Lagardère Media	7,668	7,203	6.5 %	3.6 %
Automobile	1,141	1,183	(3.6) %	(4.4) %
Sub-total Lagardère w/o High Technology	**8,809**	**8,386**	**5.0 %**	**2.4 %**
High Technology - reported - *pro forma*	4,486	3,806 *3,489*	ns *28.6 %*	na *na*
TOTAL **- reported** ***- pro forma***	**13,295**	**12,192** ***11,875***	**ns** ***12.0 %***	**na** ***na***

ns : not significant
na : not available

Within the Lagardère Media segment, the Lagardere Active Broadcast division modified its accounting period from a September 30th close to a December 31st close. The consolidated 2001 revenues include, for this division, the period from October 1st, 2000 to December 31st, 2001. The growth percentages stated above on a comparable basis have neutralised the impact of the fourth quarter 2001.

.../...

…/…

For the "**Lagardère Media**" segment, the growth excluding changes in the group structure was 4.1%. Excluding the effects of exchange rates, the revenue grew by 3.6%. Consolidated revenues on an unadjusted basis grew by 6.5%.

This increase comes from the solid performance realised by Hachette Distribution Services and the Book divisions.

In addition, despite a severely depressed advertising market during most of 2001 following a record year in 2000, Lagardère Active sales increased slightly on a comparable basis. The Television activities (Production and Theme Channels) continued their rapid development.

Hachette Filipacchi Médias experienced an unfavourable advertising market in the United States, which deteriorated significantly in Spring 2001. However, the performance of the French and Japanese markets, along with the Continental European market in general, permitted Hachette Filipacchi Médias to register only a small erosion in its revenues.

Sales of the "**Automobile**" segment declined by 3.6% (4.4% on a comparable basis). This decline reflects the delayed release to December 2001 of the recently launched *Avantime*, and in addition, a significant reduction in the number of *Espace* orders in the latter part of the year. However Matra Automobile maintained its leadership in the French and European markets for the high-end mini-van segment.

Revenues of the "**High Technology**" segment for 2001 represent 15.14% of EADS revenues while the corresponding period of 2000 reflected 33% of Aerospatiale Matra sales in the first half and 15.14% of EADS sales in the second half.

On a pro forma basis, the first half 2000 sales of Aerospatiale Matra have been replaced by 15.14% of EADS sales for this same period.

In accordance with the French accounting standards used by Lagardère SCA, when hedging against exchange rate fluctuations, sales generated in foreign currencies are converted at a rate determined by the hedging Instrument (rather than at the current exchange rate). EADS sales were restated to conform to these standards.

…/…

.../...

Under these conditions, and taking into account the extent of the changes mentioned above, the variances between 2000 and 2001 is not meaningful for the published revenues.

The strong increase in EADS revenues comes from all the activities (with the exception of the Space division) and especially the Airbus division which includes the consolidation of 100 % of the Airbus activities in 2001.

Paris, February 10, 2002

Press Contacts:

Thierry Funck-Brentano	tel.: (33) 1.40.69.16.34	tfb@lagardere.fr
Arnaud Molinié	tel.: (33) 1.40.69.16.72	amolinie@lagardere.fr

Financial Information:

Alain Lemarchand	tel.: (33) 1.40.69.18.02	alemarchand@lagardere.fr



LAGARDERE

Press Release

LAGARDÈRE MEDIA REPORTS ACCELERATION IN SALES GROWTH : +6.8 % FOR THE FIRST 3 QUARTERS

LAGARDÈRE's consolidated sales for the first three quarters of 2000 increased 1 % to 8,768 million euros (57,514 million French Francs) from 8,684 million euros (56,963 million French francs) for the corresponding period of 1999.

	Sales *in Euros millions*		**Sales** *in French Francs millions*		**Variation 00/99 gross**	**Variation 00/99 with comparable data**
	09.30.00	*09.30.99*	**09.30.00**	*09.30.99*	%	%
Lagardère Media	5,338	*4 999*	35,017	*32 788*	*6.8*	4.2
Automobile	835	*842*	5,474	*5 525*	*(0.9)*	(0.9)
Others	0	*1*	0	*7*	*/*	/
Sub-total Lagardère without High Technology	**6,173**	***5 842***	**40,491**	***38 320***	***5.7***	**3.4**
High Technology	2,595	*2 842*	17,023	*18 643*	*(8.7)*	N/A
TOTAL	**8,768**	***8 684***	**57,514**	***56 963***	***1.0***	**N/A**

N/A : non available

Sales of the **Lagardère Media** segment increased by 8.5 % in the first nine months of 2000, excluding changes in the group structure. Excluding the effects of exchange rates (primarily the rise of the dollar), this growth amounted to 4.2 %. This sales growth rate has increased compared to that experienced in the first 6 months of the year (+3.6 %).
Each of the five divisions of the Media segment - Book, Press, Distribution Services, Audiovisual, and Grolier Multimedia – reported sales growth. The company has recently combined its Audiovisual and Grolier Multimedia businesses to create the Lagardère Active division, which (considering comparable data) achieved the strongest growth in the segment.

The **Automobile** segment experienced a slight decline in sales. However, due to a strong third quarter, the decrease was lower than observed at the end of this year's first half.

The **High Technology** segment now includes sales realized by EADS during its first quarter of existence (from July to September 2000), which are in line with the year-end objectives.

…/…

In the High Technology segment, the sales reported as of September 30, 2000 are represented by 33% of the sales of Aerospatiale Matra for the first two quarters of 2000 and 15.14% of the sales of EADS for the third quarter of 2000. In comparison, the sales reported as of September 30, 1999 were represented by 33% of the Aerospatiale Matra group sales.

In accordance with the French accounting standards used by Lagardere SCA, when hedging against exchange rate fluctuation, sales generated in foreign currencies are converted at a rate determined by the hedging mechanism (rather than at the current exchange rate). Third quarter EADS sales were restated to conform to these standards.

Under these conditions, and taking into account the extent of the changes mentioned above, it is not possible to provide a percentage variation from comparable data for the High Technology segment nor for the Lagardère group as a whole.

Paris, November 15, 2000

Press Information:

Thierry Funck-Brentano :	33.1.40.69.16.34
Arnaud Molinié :	33.1.40.69.20.97

Financial Information :

Alain Lemarchand :	33.1.40.69.18.02
alemarchand@lagardere.fr	


LAGARDERE



Press Release

FIRST HALF 2002 LAGARDERE MEDIA OPERATING INCOME GROWTH +7.3% (*)

NET INCOME (EXCLUDING EADS) INCREASED +21.7%

At its meeting on September 13, 2002, the Supervisory Board reviewed the financial statements for the first half of 2002, as presented by Jean-Luc Lagardère, General Partner and Chief Executive Officer, Arnaud Lagardère and Philippe Camus, General Partners and Co -Chief Executive Officers.

CONSOLIDATED REVENUES GREW BY +3.1% TO 6,475 M€ (vs 6,277 M€ in 2001)

- **Lagardère Media revenues of** 3,905 M€ were up +7.6% (+6.7% on a comparable basis). This growth came from the good performance realised especially by the Distribution & Services as well as Book divisions.

- **Matra Automobile** revenues declined by close to -10.9%. The *Espace* minivan, despite a continuing commercial success, is experiencing a progressive erosion of its market share which is typical for a model that has reached the end of its cycle. The *Avantime* is still in a marketing launch phase.

- **EADS** revenues remained stable despite the decline, as expected, from the Space division.

(*) *This growth rate is calculated using the accounting period January to June for the first half of 2001 which is the same for the first half of 2002 regarding "Lagardere Active Broadcast".*
The published sales for the first half of 2001 included the accounting period October 2000 to March 2001 for "Lagardere Active Broadcast", which now closes its accounts on December 31st instead of September 30th historically.
The Lagardère Media operating income rose by +2,1% based on the published figures.

CONSOLIDATED OPERATING INCOME GREW BY +6% TO +208 M€ (vs +197 M€ IN 2001)

The analysis of this increase is the following:

- **Lagardère Media** contributed **+143 M€,** up **+7.3%.**

  This growth rate is calculated using the accounting period January to June for the first half of 2001 which is the same for the first half of 2002 regarding "Lagardere Active Broadcast" (Radio and Audiovisual activities). The published sales for the first half of 2001 included the accounting period October 2000 to March 2001 for "Lagardere Active Broadcast", which now closes its accounts on December 31st instead of September 30th historically. The Lagardere Media operating income rose by +2.1% based on the published figures.

  The strongest improvement came from "Lagardere Active" as a result of significant cost reductions within "Lagardere Active Broadband" (Digital activities excluding Radio and Television). The small decrease in operating income registered by "Lagardere Active Broadcast" (Radio and Television activities) is the result of a weak radio advertising market as well as the investments realised in the thematic channels, *Match TV* in particular.

  "Distribution & Services" operating income grew by +3.5%. This is a result of the dynamic internal growth generated by the substantial gains made with new retail concessions as well as new national distribution contracts in the U.S. and Spain. The dynamism helped compensate the effects of the airports activity which has not regained the levels seen before the September 11th events, as well as an increased seasonality resulting from the *Virgin* acquisition, whose operating income for the year is generated during the second half of the year.

  "Hachette Livre" rose by +11.7% as a result of the good performance registered in its traditional activities such as trade, illustrated books an d education as well as the success of the partworks editorial developments.

  Up against a steep decline in the US advertising market and without a dynamism within its other activities which were still growing during the first quarter of 2001, "Hachette Fil ipacchi Medias" (Press activity) saw its operating income drop by –3.8% while improving its operating income margin.

  In conclusion, in a more difficult advertising market, the growth of the operating income comes, in particular, from the good execution of the profitability improvement plan and accelerated growth program launched last year by Lagardère Media.

- In 2002, the EADS group is consolidated proportionately at 15.10%.

  The EADS accounts have been restated in order to comply with LAG ARDERE French GAAP.

  Despite a difficult environment, especially for the civil aviation market (Airbus), EADS improved its operational result for the first half and announced a 20% increase in its EBIT objective (Earnings before interest & taxes, pre-goodwill amortization and exceptionals), for the full year 2002.

  In total, the EADS contribution to the LAGARDERE consolidated accounts was +50 M € in operating income (compared to +29 M€ for the same period in 2001).

- The **Automobile** division produced an operating income of +27 M€, versus +38 M€ during the first half of 2001. As expected, this drop reflects the reduction of the *Espace* marketing activity as well as the gradual progression of the *Avantime* launch which did not benefit from the full spectrum of the various engine models until late May 2002.

INTEREST EXPENSE: -183 M€

This expense includes an additional provision for the depreciation of the T -Online shares (-132 M€ *before tax*).

As a reminder, the interest expense last year included the capital gain realized from the sale of the EADS "excess shares" in the amount of +210 M€. Last year included, as well, a provision for depreciation of the T-Online shares which amounted to - 157 M€.

Excluding these non recurring items, the financial expense remained stable overall for Lagardère excluding EADS (-23 M€ versus -22 M€ one year earlier).

NON-OPERATING INCOME: -9 M€

This line includes 31 M€ of costs related to the Profitability Improvement Plan for the media activities and an adjustment for the end for the *Espace* for Matra Automobile.

During the same period last year, the non-operating income was +290 M€. This was essentially the result of the profit recorded by EADS regarding the creation of Airbus SAS (a +349 M € contribution to the LAGARDERE consolidated accounts).

INCOME TAXES

The Income Tax is a positive 133 M€ in the first half of 2002. This reflects a profit of +166 M€ related to a reduction in the provision for the capital gains tax accrued following the sale of Club Internet in April 2000.
This adjustment is primarily the result of the reduction of the capital gains tax rate to the long term rate of 20.2%. The original provision was established based on the short term capital gains tax rate of 36.43%. This tax will come due when the T-Online shares are sold. It is now certain that the shares will not be sold before end of April 2003 which means that the group will benefit from the reduced capital gains tax rate.

AMORTIZATION OF GOODWILL, **INCOME FROM ASSOCIATES** and **MINORITY INTERESTS** do not show any significant variances.

In summary, and **excluding the EADS contribution**, **NET INCOME** is +**97 M€, up +21,7%.**
The EADS contribution, 7 M€, compares to +324 M€ last year, which included the profit recorded by EADS, relating to the creation of Airbus SAS (contribution to the LAGARDERE consolidated accounts was +349 M€).

MILLIONS OF EUROS	FIRST SEMESTER 2002			FIRST SEMESTER 2001		
	LAGARDÈRE GROUP EXCL. EADS	EADS CONTRIBUTION	*TOTAL LAGARDÈRE GROUP*	LAGARDÈRE GROUP EXCL. EADS	EADS CONTRIBUTION	*TOTAL LAGARDÈRE GROUP*
Sales	**4,455.3**	**2,019.3**	***6,474.6***	**4,248.6**	**2,028.3**	***6,276.9***
Operating income	**157.5**	**50.8**	***208.3***	**167.8**	**28.8**	***196.6***
Interest income (expense), net	**(155.7)**	**(27.2)**	***(182.9)***	**31.0**	**8.4**	***39.4***
Current income	**1.8**	**23.6**	***25.4***	**198.8**	**37.2**	***236.0***
Non-operating expenses	**(16.2)**	**6.8**	***(9.4)***	**(54.4)**	**344.4**	***290.0***
Preferred remuneration, net	(5.5)	-	*(5.5)*	(7.0)	-	*(7.0)*
Income taxes	146.1	(12.9)	*133.2*	(26.3)	(45.5)	*(71.8)*
Amortization of goodwill	(39.0)	(22.5)	*(61.5)*	(37.0)	(19.5)	*(56.5)*
Net income before associates & minority interests	**87.2**	**(5.0)**	***82.2***	**74.1**	**316.6**	***390.7***
Income from associates	12.6	8.7	*21.3*	12.7	5.8	*18.5*
Minority interests	(2.9)	3.6	*0.7*	(7.2)	2.1	*(5.1)*
Net income	**96.9**	**7.3**	***104.2***	**79.6**	**324.5**	***404.1***

SOLID BALANCE SHEET

The net bank debt as of June 30, 2002 is -99 M€, and can be compared with the Consolidated Net Worth of 4,309 M€.

In addition, the Group issued on July 1, 2002 an exchangeable bond offering of LAGARDERE into T-Online which raised 767,6 M€. The loan, with an interest rate of 2.5%, will help reduce the Group's average cost of financing.
Finally, it is worth noting that LAGARDERE has in place two lines of credit for a total amount of 1,91 billion euros. These credit lines were put in place in 2001 and have maturities between 5 and 10 years. They will provide LAGARDERE with a stable financing platform for its future development.

Paris, September 16, 2002

Press contacts:

Thierry Funck-Brentano — **Tel. 33.1.40.69.16.34**
e-mail : tfb@lagardere.fr

Arnaud Moliné — **Tel. 33.1.40.69.16.72**
e-mail : amolinie@lagardere.fr

Investor Relation Contact:

Alain Lemarchand — **Tel. 33.1.40.69.18.02**
e-mail : alemarchand@lagardere.fr

LAGARDERE



Press Release

2002 FIRST HALF

REVENUE GROWTH FOR LAGARDERE MEDIA REMAINS SOLID

+ 6.7% (on a comparable basis)

In an economic environment reflecting continued weakness in advertising, Lagardère Media revenue grew strongly as a result of the quality of its media activities e.g., strong leading positions, solid global presence and a well balanced portfolio of cyclical and non cyclical businesses. In addition, on a comparable basis, all of the operating divisions reported a small improvement during the second quarter.

Total LAGARDERE SCA consolidated revenue grew by 3.1%.

	Revenue (M€)		Total Variance 02/01	Variance 02/01 on a comprable basis(*)
	06.30.02	*06.30.01*		
. LAGARDERE MEDIA	3,905	*3,631*	7.6 %	6.7 %
. AUTOMOBILE	550	*617*	(10.9) %	(11.5) %
LAGARDERE excluding EADS	**4,455**	***4,249***	**4.9 %**	**4.0 %**
. EADS	2,019	*2,028*	(0.4) %	NA
LAGARDERE SCA	**6,475**	***6,277***	**3.1 %**	**NA**

(*) *excluding changes in group structure and the effect of exchange rates.*
NA: Not Available

Excluding changes in group structure, **"Lagardère Media"** sales grew by 7%. Excluding, as well, the effects of exchange rates, the revenue climbed by 6.7% for the first half - versus 6.2% in the first quarter 2002. On an unadjusted basis, Lagardère Media revenues grew by 7.6%.

- Despite a retail distribution activity that remains effected by the drop-off in airport passenger traffic, Hachette Distribution Services recorded a double-digit growth rate in sales. This performance reflects the strong internal growth resulting from significant gains in new concessions as well as new distribution contracts.
  In addition, Hachette Distribution Services, on an unadjusted basis, is benefiting from the contribution of "*Virgin*" since its consolidation on August 1st, 2001.

- The Book division (Hachette Livre), which experienced a strong internal growth rate of above 6% during the 1st half of 2001, consolidated this performance. In fact, sales of the Book division, on a comparable basis, grew slightly during the first six months of 2002.
  Hachette Livre is also benefiting from the contribution of the English editor "*Octopus*" acquired last autumn and consolidated since January 1st, 2002.

- Hachette Filipacchi Médias continues to suffer from a difficult advertising market in the United States, where as the European and Japanese markets remain relatively stable. In total, on a comparable basis, the sales decline during the first half of 2002 is at the same level as the decline experienced during the full year 2001.
  Finally, the Hachette Filipacchi Médias revenue no longer includes the contribution of the French and Belgium printing activities which were deconsolidated as of December 31, 2001.

- In terms of advertising activity, the Radio business continues to be effected by high volatility as well as low visibility. Despite a difficult period to compare with, total Lagardere Active branch sales recorded a small increase during the first half of 2002 which reflects a growth in revenue during the second quarter versus a decline during the first quarter 2002.
  On an unadjusted basis, the published sales for the prior exercise include the period from October 2000 to March 2001 for Lagardere Active Broadcast while on a comparable basis, the period from January to June 2001 was used.

"Matra Automobile" sales declined by close to 10.9%. The *Espace* minivan, despite a continuing commercial success, is experiencing a progressive erosion of its market share that is typical for a model that has reached the end of its cycle. Still in a commercial launch phase, the new *Avantime* vehicle sales were also limited during the first five months of 2002 to the single V6 manual transmission model. This product range was broadened since June with the introduction of the 2.0T 16 V turbo model as well as the 2.2dCi diesel model. These last two models represent a significant portion of the potential *Avantime* market and should accelerate the sales in the future.

Revenue for the **"EADS"** line represent 15.10% of EADS sales.

In accordance with the French accounting standards used by Lagardère SCA, when hedging against exchange rate fluctuations, sales generated in foreign currencies are converted at a rate determined by the hedging instrument (rather than at the current exchange rate). EADS sales were restated to conform to these standards.

EADS revenue remains stable during the first half 2002 despite the decline, as expected, in the Space division.

Paris, July 25, 2002

Press Contacts

Thierry Funck-Brentano Tel. 33 1 40 69 16 34 tfb@lagardere.fr

Arnaud Molinié Tel. 33 1 40 69 16 72 amolinie@lagardere.fr

Investor Relation Contact

Alain Lemarchand Tel. 33 1 40 69 18 02 alemarchand@lagardere.fr



NEWS

LAGARDÈRE SCA REPORTS SIGNIFICANT INCREASE IN SALES FOR YEAR 2000 FIRST QUARTER: + 26,4%

Lagardère SCA's consolidated sales for the first quarter of 2000 totaled 2,969 million Euros (FRF 19,474 million) compared with 2,348 million Euros (FRF 15,401 million) in the corresponding period of 1999, or an increase of 26.4%.

In order to take into account the full transfer of Lagardère SCA's Matra Hautes Technologies to Aerospatiale and to ease comparisons with 2000, the 1999 figures for the High Technology segment *–now represented by a 33% stake in Aerospatiale Matra-* were processed on a pro forma basis. Taking this into consideration, the increase in the company's sales for the first quarter of 2000 amounts to 10,7%.

Excluding changes in Group structure and exchange rates, consolidated sales increased by 6.2% overall.

	FRF million			Euros million			Change 00/99 %		Change 00/99 (*) %
	31/03/00	*31/03/99 published*	31/03/99 pro-forma (**)	31/03/00	*31/03/99 published*	31/03/99 pro-forma (**)	*published*	pro-forma (**)	
Lagardère Médias	11,350	*10,234*	10,243	1,730	*1,562*	1,562	*10.8*	10.8	3.7
Aerospatiale Matra	5,944	*3,177*	5,372 (**)	906	*484*	819 (**)	*87.1*	10.6	9.6
Automobile	2,180	*1,979*	1,979	333	*302*	302	*10.2*	10.2	10.2
Other	0	*2*	2	0	*0*	0	*NS*	NS	NS
TOTAL	**19,474**	***15,401***	**17,596**	**2,969**	***2,348***	**2,683**	***+26.4***	**+10.7**	**+6.2**

(*) on a like for like basis.

(**) 33% in Aerospatiale Matra instead of 100% of Matra Hautes Technologies

In the **"Lagardère Médias"** segment, sales increased by 8.1% excluding changes in Group structure. Excluding the effect of exchange rate fluctuations, particularly the rise of the US dollar, this increase was reduced to 3.7%.
The strongest increase was posted by the "Broadcasting, Film and TV production" division. Sales rose in most of the divisions: "Print Media", "Distribution Services", and "Multimedia Grolier".

The sales increase in **"Aerospatiale Matra"** stemmed from growing business activities in the "Systems, Services and Telecommunications", "Groupe Dassault Aviation and other aviation operations", and "Missile Systems" divisions.

The **"Automobile"** segment, again, recorded strong sales growth, confirming the outstanding commercial success of the Espace minivan.

May 11, 2000

Contacts :

Press information:
Thierry FUNCK-BRENTANO - Telephone ++ 33 (0) 40 69 16 34
presse@lagardere.fr

Financial information:
Alain LEMARCHAND - Telephone ++ 33 (0) 40 69 18 02
alemarchand@lagardere.fr

LAGARDERE



Press Release

2002 FIRST QUARTER

REVENUE GROWTH FOR LAGARDERE MEDIA REMAINS SOLID:
+ 6.2% (on a comparable basis)

In an economic environment with continued weakness in advertising, Lagardère Media *revenue grew strongly as a result of the quality of its media activities e.g., strong leading* positions, solid global presence and a well balanced portfolio of cyclical and non cyclical businesses.

Total LAGARDERE SCA consolidated revenue grew by 3.2%.

	Revenue (M€)		Total Variance 02/01	Variance 02/01 on a comparable basis(*)
	03.31.02	03.31.01		
. LAGARDERE MEDIA	1,890	1,763	7.2%	6.2%
. AUTOMOBILE	255	317	(19.6)%	(20.2)%
LAGARDERE excluding EADS	**2,145**	**2,080**	**3.1%**	**2.1%**
. EADS	938	*906*	3.5%	*NA*
LAGARDERE SCA	**3,083**	***2,986***	***3.2%***	***NA***

(*) *excluding changes in group structure and the effect of exchange rates.*

NA: Not Available

Excluding changes in group structure, **"Lagardère Media"** sales grew by 7.9%. Excluding, as well, the effects of exchange rates (essentially a stronger dollar), the revenue climbed by 6.2%. On an unadjusted basis, Lagardère Media revenues grew by 7.2%.

Despite a retail distribution activity that remains effected by the drop-off in airport passenger traffic (even though this situation is improving), Hachette Distribution Services recorded a double-digit growth rate in sales. This performance reflects the strong internal growth resulting from significant gains in new concessions as well as new distribution contracts. In addition, Hachette Distribution Services, on an unadjusted basis, is benefiting from the contribution of Virgin since its consolidation on August 1 st, 2001.

The Book division (Hachette Livre), which experienced an exceptional internal growth rate of close to 8% during the 1 st quarter of 2001, was able to consolidate this performance. In fact, sales of the Book division, on a comparable basis, grew slightly versus the same period in 2001. Hachette Livre is also benefiting from the contribution of the English editor "Octopus" acquired last autumn and consolidated since January 1st, 2002.

Hachette Filipacchi Médias continues to suffer from a difficult advertising market in the United States, where as the European and Japanese markets remain relatively stable. In total, the sales decline during the first quarter of 2002 is at the same level as the decline experienced over the entire year 2001. Finally, the Hachette Filipacchi Médias revenue no longer include the contribution of the French and Belgium printing activities whic h were deconsolidated as of December 31, 2001.

In terms of advertising activity, the Radio business continues to be effected by high volatility as well as low visibility. Despite a difficult period to compare with (first quarter 2001 radio sales reached a historical high - up 18%), the decline in total Lagardere Active branch sales during the first quarter 2002 was limited. On an unadjusted basis, the published sales for the prior exercise include the period from October to December 2000 for Lagardere Active Broadcast while a on comparable basis, the period from January to March 2001 was used.

"Matra Automobile" sales declined by close to 20%. The *Espace* minivan, despite a continuing commercial success, is experiencing a progressive erosion of its market share that is typical for a model that has reached the end of its cycle. Still in a commercial launch phase, the new *Avantime* vehicle sales were also limited during the first quarter of 2002 to the single V6 manual transmission model. This product range will be broadened during the second quarter with the introduction of the 2.0T 16 V turbo model as well as the 2.2dCi diesel model. These last two models represent a significant portion of the potential *Avantime* market and should kick-start the acceleration of sales.

Revenue for the **"EADS"** line represent 15.10% of EADS sales.

In accordance with the French accounting standards used by Lagardère SCA, when hedging against exchange rate fluctuations, sales generated in foreign currencies are converted at a rate determined by the hedging instrument (rather than at the current exchange rate). EADS sales were restated to conform to these standards.

With the exception of the Defense and Civil Systems division, the EADS revenue increase comes from all the activities including Airbus. The revenue decline of the DCS division is the outcome of the change in the group structure resulting from the creation of MBDA (Missile division).

The Lagardère Shareholder General Assembly Meeting is scheduled for Thursday, May 23rd at 10:00 a.m. at the Carrousel du Louvre, Paris. For any additional information, please consult our website www.lagardere.com/us/info_financieres/ag.shtml

Paris, May 14, 2002

Press Contacts:

Thierry Funck-Brentano	Tel.: 33.1.40.69.16.34	tfb@lagardere.fr
Arnaud Molinié	Tel.: 33.1.40.69.16.72	amolinie@lagardere.fr

Investor Relation Contact:

Alain Lemarchand	Tel.: 33.1.40.69.18.02	alemarchand@lagardere.fr

Paris April 21, 2000

Warner Bros. International Television & Lagardère Medias form strategic alliance for local French-language and international English-language TV production

---



Warner Bros. International Television (WBIT) and Lagardère Medias, through its sudsidiary Europe Audiovisuel, have formed a major, long-term strategic alliance to co-produce and co-finance English-language television productions for worldwide distribution as well as French-language television series and TV movies for the French television market. The announcement was made today at MIP-TV in Cannes by **Jeffrey R. Schlesinger**, President, Warner Bros. International Television, and **Jean-Pierre Ozannat**, CEO, Europe Audiovisuel.

Through this new alliance, **WBIT** and **Europe Audiovisuel** will produce high-quality French-language television series ans TV movies for the French television market in a structure similar to the traditional U.S. network system. These projects, with outstanding production values, will be licensed to the commissioning French broadcaster for a set number of runs, with Warner Bros. and Europe Audiovisuel retaining domestic second cycle rights in France, as well as international and U.S. distribution rights outside of France (with **Warner Bros. International Television Distribution** handling the sales outside France).

On the English-language front, **Europe Audiovisuel** will join **WBIT** in co-financing and/or co-producing a wide range of high-quality television product intented for worldwide distribution and exploitation.

WBIT and **Europe Audiovisuel** have commited substantial ressources to cover development, production and overhead costs, which may include dedicated personnel based in Paris and Burbank. The companies have already identified several French-language projects in various stages of development to be covered by the new pact.

"While American features and selected television series are still enjoying success on network television in France, the strong performance of local language programming makes this venture a compelling opportunity"', said **Schlesinger**. "This new venture with Europe Audiovisuel signals for commitment to being at the forefront of local programming as well as the continuation of bringing successful American programming to the global marketplace".

" In today's production environment, it only makes sense to share the risks involved and the costs associated with launching a project," said **Ozannat** ". "Partnering with anindustry leader like Warner Bros. is a very interesting development of us in the local and worldwide television markets."

"Our association with Europe Audiovisuel is an extremely exciting opportunity for both of our companies", said **Catherine Malatesta**, Senior Vice President, International Television Production, **WBIT**, who negotiated the deal on behalf of **WBIT**. "The combination of both of

our companies ressources and expertises is sure to result in a number of great projects".

Warner Bros. International Television began its foray into international television production in 1995 as part as a strategic initiative to create globally appealing programming in association with European production companies and networks. Since then, **WBIT** has produced or financed more than 180 hours of original programming with a variety of international producers, broadcasters and investors, in countries such as the United Kingdom, Ireland, Canada, France and Germany. Among WBIT's credit are the animated series *"The Fantastic Voyages of Sinbad the Sailor"* (Cartoon Network) and *"Zorro"* (syndicated), the live-action series *"The Adventures of Robin Hood"* (TNT and syndicated), *"Police Academy : The Series"* (syndicated), and the upcoming Canadian-French co-production *"Code Name : Eternity"*, as well as the gripping two-hour television movie *"Terror in the Mail"* (Fox). The live-action suspense series *"Dark Realm"* is currently in production.

Europe Audiovisuel was formed in 1996 as a subsidiary of Lagardère Medias operating in three main activities : TV production, movie production and distribution of one of the largest French libraries of TV product. **Europe Audiovisuel** is the mother company of GMT Productions, DEMD Productions, Image et Compagnie, Léo Productions, Les Films d'Ici, 13 Production, Palette Production, Studio 1, Hachette Première and Images International.

Press contact :

Warner Bros International Television :
Scott Rowe
818/954-5806 (in Burbank)
33 (0) 4 93 99 86 05 (in Cannes)

Lagardère Médias:
Thierry Funck-Brentano
33 (0) 1 40 69 16 34

Europe Audiovisuel :
Odile Warin
33 (0) 1 47 23 10 36

Paris, September 27, 2001

HACHETTE FILIPACCHI MEDIAS COMPLETE ITS WITHDRAWAL FROM INDUSTRIAL PRODUCTION

Following on from the sale of its offset division and its photogravure plants in Madrid and Milan to three major players in the European market, Hachette Filipacchi Médias has just signed a deal for the disposal of all their other photogravure and soft binding facilities to Quebecor World.

This sale, involving the acquisition of 100% of the equity in the industrial holding company E2G, is accompanied by a long-term partnership agreement between the two groups Hachette Filipacchi Médias and Quebecor World in the printing sector, not only in France, but possibly also abroad in the future.

This means that Hachette Filipacchi Médias has achieved, under the best possible conditions for its plant and workforce, a complete withdrawal from printing, refocusing its business on written media. The agreement is currently being scrutinized by the competent competition regulators.

For the record, Hachette Filipacchi Médias generated annual net sales of EUR2.5bn in 2000, and, with 210 magazines published in 34 countries, it is the biggest publisher worldwide.

Press contacts:
Marie Muzard - Aurélie Olivier.
Tel. : 33 1 41 05 09 60 - Fax : 33 1 41 05 09 67
E-mail : expert.marie@wanadoo.fr



LAGARDERE

PRESS RELEASE

Paris, January 13, 2000

LAGARDERE and *CANAL+* Announce Alliance in Digital TV

The LAGARDERE and *CANAL+* groups are joining forces in digital television to jointly develop and distribute television channels and interactive services on French and international markets. This strategic partnership brings together two French communications groups with international ambitions.

Under the alliance, *CANAL+* and LAGARDERE will combine their expertise and experience in programming, technology, interactive services, and European distribution, as well as assets in television, international brands and sales teams. Both groups view the creation of new resources and talents in Europe as a priority.

Underpinning the alliance are several major agreements providing for LAGARDERE Group to acquire equity interests in two *CANAL+* subsidiaries, *CANAL*SATELLITE and MultiThématiques:

- Acquisition of a 34% interest in *CANAL*SATELLITE
- Acquisition of a 27.4% interest in MultiThématiques
- Contribution of existing LAGARDERE channels to a company owned jointly by the two partners (LAGARDERE 51%, *CANAL+* 49%)
- Creation of an interactive services company for new channels to be set up jointly (LAGARDERE 51%, *CANAL+* 49%)
- Formation of companies (LAGARDERE 50%, MultiThématiques 50%) for the purpose of creating and distributing new theme-based channels using LAGARDERE content and international brands.

Under this agreement, subject to the required administrative authorizations, the following partnerships will be formed:

o LAGARDERE Group becomes a shareholder of MultiThématiques

LAGARDERE Group will hold a 27.42% equity interest in MultiThématiques representing FRF 1,500 million, including 20.17% acquired from Vivendi for FF1,000 million and 7.25% acquired for FRF 500 million through a rights issue.

The shareholders of the company headed by Michel Thoulouze will be *CANAL+* (27.42%), LAGARDERE (27.42%), Liberty Medias (27.42%), Vivendi (9.09%) and Partcom (8.64%).

The aim of this strategic alliance is to develop existing MultiThématiques brands on new markets, in particular those outside France.

LAGARDERE will also contribute plans for channels based on its international brands to MultiThématiques. These will be developed in companies equally owned by MultiThématiques and LAGARDERE.

o LAGARDERE Group becomes a shareholder of *CANAL*SATELLITE

The LAGARDERE Group will acquire a 34% equity interest in *CANAL*SATELLITE, headed by Bruno Delecour, through the purchase of the shares held by Vivendi and Warner as well as a 4% stake from *CANAL+*. The transaction values *CANAL*SATELLITE at FRF 17 billion.

Under this alliance on the French market, the partners will pool their skills and expertise in two companies, one offering theme channels, and the other interactive services:

- Increase from 19% to 49% in the interest held by *CANAL+* in a company producing primarily French-language theme channels (MCM, Canal J, MUZZIK), with a view to offering new channels in areas in which LAGARDERE has specialized (children's programs, music, people, lifestyles).

- Creation of a company to be owned 51% by LAGARDERE and 49% by *CANAL*SATELLITE to offer interactive services based on media content from LAGARDERE.

CANAL+ and LAGARDERE welcome this alliance, which will allow them to expand a widely as possible into the full range of new activities linked to digital television.

CANAL+ and LAGARDERE share a commitment to high-quality content, creativity and innovation, and view international markets as the cornerstone of their growth strategies.

CONTACTS :

CANAL+/*CANAL*SATELLITE Communications
Sylvie RUGGIERI: +33 1 44 25 16 75
Laurence GALLOT: +33 1 44 25 19 42
Investor relations *CANAL+*
Charlotte DE MURARD: +33 1 44 25 15 58
MultiThématiques Communications
Sylvie DE LA ROCHEFOUCAULD: +33 1 71 10 11 12

LAGARDERE Communications
Thierry FUNCK-BRENTANO: +33 1 40 69 16 34

LAGARDERE Investor relations
Alain LEMARCHAND: +33 1 40 69 18 02
Frédéric SUBRA: + 33 1 40 69 20 70


Deutsche
Telekom


LAGARDERE

**LAGARDERE AND DEUTSCHE TELEKOM FORM STRATEGIC ALLIANCE ;
T-ONLINE INTERNATIONAL AND CLUB INTERNET MERGE**

- T-Online International merges with Club-Internet in the form of shares.
- Lagardère to become second largest shareholder of T-Online International with 6.5% of share capital (prior to planned IPO in mid-April, 2000). Lagardère to be granted membership on T-Online International's Supervisory Board.
- T-Online International and Lagardère to share equal membership on both Supervisory and Management boards of Club-Internet's portal subsidiary.
- Lagardère to remain Club-Internet's portal manager for an initial period of 3 years.
- T-Online International and Lagardère to contemplate broader Internet co-operation regarding portal management, content providing and advertising services on a world-wide basis (subject to existing agreements).

Paris, France, February 16th, 2000

Deutsche Telekom AG and Lagardère SCA today announced the formation of a partnership between their respective Internet Service Providers, T-Online and Club-Internet.

The transaction brings together Germany's leading internet service provider—with more than 4.2 million subscribers—and the second French internet service provider —with more than 320, 000 subscribers—into European's leading internet service provider.

The transaction's key benefits will be :

- To allow T-Online International to enter the French market via Club-Internet, n°2 Internet service provider in France, n°3 French portal and one of the best recognized brands, with the objective to enhance Club-Internet's market share in France during the coming years.
- To enable Lagardère to increase significantly the audience of its e-commerce web sites, by becoming a prominent editorial/e-commerce provider to the leading internet service provider in Europe, with more than 4.5 million subscribers.

- To combine T-Online International and Lagardère outstanding capabilities in internet access and editorial/e -commerce management to support an ambitious international expansion strategy primarily focused on the European market.

The two companies believe they are ideally suited to build up a successful partnership based on the complementarity of T -Online's International Internet access capabilities with Lagardère's current and future sites. This unique combination of assets will allow both groups to fuel their dramatic growth in the Internet business:

- T-Online will benefit from a strong position on the French Internet market, which experiences one of the fastest growth in Europe at a rate expected to reach as much as 60% per year until 2003.

- Lagardère will become a prominent content provider to Europe's leading Internet Service Provider, with outstanding growth prospects to boost the audience brought to its content and e-commerce web sites.

- Grolier Interactive Europe SA, renamed "Lagardère.net", will enter into a portal management contract for an initial period of 3 years by which Lagardère will supervise the development of the portal subsidiary and share portal's revenues.

- Lagardère and Deutsche Telekom to examine the possibility to create 50/50 joint investing vehicle to carry out any industrial and commercial development in respect of new Internet- related services and technologies.

Dr. Ron Sommer, Chairman of the Board of Management of Deutsche Telekom said: "The deal is a further step along Deutsche Telekom's path toward becoming a pan-European world market provider. It represents a consistent continuation of Deutsche Telekom's internationalization strategy. As the new member of the Telekom family, Club Internet is the ideal addition to our activities in France, it takes the internationalization of T - Online a step further and strengthens the Deutsche Telekom Group's growth strategy. This French-German business venture also underscores our commitment toward a pan-European online partnership. »

Jean-Luc Lagardère, General Partner and CEO of Lagardère, said: "We view this transaction as a very strong partnership between an international telecommunications leader and a French-speaking internet access company, as well as with a worldwide powerful media group."

Mr Arnaud Lagardère, Managing Partner of Lagardère and Head of the Media Division, said: « This strategic alliance is a major step for Lagardère's Internet strategy and further stresses the Group's focus on its core Media activity. Internet is one of the fastest growing and exciting areas of this industry. We believe the T-Online's proven expertise in Internet Service Providing business and links with a powerful international telecom operator will strengthen Club-Internet's prospects, and bring a fantastic audience to leverage Lagardère's editorial/Ecommerce expertise. This transaction further demonstrates our continuing commitment to building shareholders' value."

T-Online International CEO Wolfgang Keuntje said: "Following the launch of T-Online Austria, this business transaction is a further important step in the internationalization of T-Online on the online growth market. With the addition of Club Internet, T-Online will increase its reach considerably and will be able to market throughout Europe the Internet portals that have been so successful in Germany."

About Lagardère

LAGARDERE (Bloomberg-Paris: MMB.FP ; NY: LGDDY; Reuters : LAGA.PA) is a premier media company whose strategy is to leverage its powerful brands, editorial expertise and cross promotion capability through its increasingly prominent presence on every digital platforms: pay- TV, interactive-TV, internet portals and e-commerce operations, mobile and radio broadcasting. The company is a worldwide leader in magazine publishing and press distribution, and a leader in France in book publishing. It publishes more than 200 magazine titles in 34 countries, and operates more than 1,000 retail outlets under the *Relay* brand name in travel areas (airports, railway stations...) all across Europe and North America.
The company also owns a 33% equity stake in Aerospatiale- Matra. Aerospatiale-Matra will soon merge with DaimlerChrysler Aerospace a nd Casa to form EADS, the largest aerospace and defense company in Europe and number 3 worldwide.
The company has developed and manufactures, on behalf of Renault, the successful Espace minivan.
For the full year 1999, LAGARDERE reported consolidated sales of 12.3 billion Euros.

About Deutsche Telekom

Deutsche Telekom, with revenues of about Euro 35 billion in 1999, according to preliminary figures, is Europe's largest telecommunications company and the third largest carrier worldwide. A total of more than 13 million marketed ISDN channels makes Deutsche Telekom the world leader in ISDN and with more than 4 million T-Online customers, the company is Europe's largest Internet provider. Offering a complete range of products and services, Deutsche Telekom has almost 48 million telephone lines in service and more than 16 million mobile telephony customers (including majority owned subsidiaries). Visit the Deutsche Telekom web site at: www.telekom.de/international

For further details, contact

Deutsche Telekom AG
Press Office
Hans Ehnert
Tel: +49 228 181 4949
Fax : +49 228 181 8941
E-mail : hans.ehnert@telekom.de

Lagardère S.C.A.
Press Office
Th. Funck-Brentano
Tél : 33 1 40 69 16 34
Fax : 33 1 40 69 21 04
E-mail : tfb@lagardere.fr

Lagardere S.C.A.
Investor Contact
Alain Lemarchand
Tel : 33 1 40 69 18 02
Fax : 33 1 40 69 22 72
E-mail : alemarchand@lagardere.fr



Press Release

Paris, January 09, 2001

Lagardère SCA Announces Partial Sale of EADS Equity Stake

Lagardère SCA today announced that in cooperation with the Treasury and after an invitation for tenders issued to several financial institutions, the Company transferred approximately 16.7 million shares, or 2.07% of the capital of EADS, to BNP-Paribas, for sale to market investors, effective January 8, 2001.

The transaction, which complies with the agreements entered into by the controlling shareholders of EADS, was announced in the documents made available to the public when EADS was set up in July 2000. It was completed in cooperation with the State, which itself transferred approximately 7.5 million shares, or 0.9% of the capital of EADS, to BNP-Paribas.

This transaction fulfills the commitments made by both Lagardère SCA and the State, respectively, to sell the shares of EADS they held directly within 18 months of the date on which EADS was floated. The respective interests held indirectly by Lagardère SCA and the State in EADS through SOGEADE, will not be affected by the transaction. Ownership maintained by SOGEADE still represents approximately 30% of the capital of EADS.

As a result of the transaction, Lagardère SCA realized capital gains of approximately 180 million Euros (after tax).

Press contacts:

Thierry Funck-Brentano: +33 (0)1 40 69 16 34
presse@lagardere.fr

Arnaud Molinié: +33 (0)1 40 69 20 97
amolinie@lagardere.fr

Financial information:

Alain Lemarchand: +33 (0)1 40 69 18 02
alemarchand@lagardere.fr


02 OCT 25 AM 9:52
LAGARDERE

PRESS RELEASE

LAGARDERE SCA today announce~~s~~d the sale of 100% of GROLIER Inc. for ~~an amount~~ $400 millions in cash~~,~~ to the American publisher SCHOLASTIC Corp.

This agreement represents significant progress in the Company's strategy, announced earlier this year by Arnaud LAGARDERE, of pursuing non-core asset disposals.
~~This agreement comes within the framework of the sale of the non-strategic assets policy of LAGARDERE MEDIAS announced at the beginning of the year by Arnaud Lagardère.~~

Proceeds of ~~T~~this transaction will ~~contribute to the~~be used to financ~~eing~~e ~~by~~ the development of the Company's ~~LAGARDERE MEDIAS of its~~ digital activities ~~development~~, which ~~is~~ are ~~from~~ now ~~on the priority /~~ its primary focus.

DEUTSCHE BAN~~C~~K ALEX BROWN ~~The~~ advised~~or of~~ LAGARDERE ~~for the transfer o~~fon matters relating to the sale of GROLIER Inc.~~-was DEUTSCHE BANC ALEX BROWN.~~

SCHOLASTIC Corp. is one of the first American children's book publishers and a~~,~~ leader in the school clubs market.

GROLIER Inc., a subsidiary of LAGARDERE, is a publisher and direct marketer of children's books and encyclopedias.~~ publisher, which main activity is door-to-door selling (direct marketing).~~

April 14, 2000

Press Contact: Thierry FUNCK-BRENTANO tel.: 33.1.40.69.16.34

Financial Information: Alain LEMARCHAND tel.: 33.1.40.69.18.02

Paris,4 May 2001


02 OCT 25 AM 9:52

HACHETTE LIVRE TO ACQUIRE THE SPANISH ACADEMIC PUBLISHER BRUÑO

An agreement in principle has been signed between Salvat and the De La Salle religious community, providing for the takeover by Salvat of the Bruño publishing house in Madrid.

Bruño, which had a turnover of FF 113 million in 2000, employs 180 people and publishes for the school (47%), educational (20%) and youth (33%) markets.

By making this acquisition, Hachette Livre, a subsidiary of Lagardère Media, confirms its ambition to grow internationally in its key sector: education.

In choosing Hachette to redevelop its traditional activity, Bruño aims to become one of the largest companies in its line of business.

Press contact:
Valérie Bignon - Tel. 33 (1) 43 92 34 19
vbignon@hachette-livre.fr

Paris, May 3rd 2001

Hachette Distribution Services gains a foothold in the Australian travel retail market

Hachette Distribution Services (HDS) gains a foothold in the Australian travel retail market, with the acquisition of 40 % of Newslink, an Australian travel retail chain operating press and book outlets located in transport centers.

On April 30th 2001 Hachette Distribution Services (HDS) took over 40 % of Newslink, a company which operates press and book outlets located in the main Australian transport centers (amongst others, Sydney, Perth and Melbourne airports, and the main Australian railway stations) and in Singapore airport. Newslink 2000 turnover was close to 40 million Euros.

According to Jean-Louis NACHURY, President and CEO of HDS, "*this acquisition forms part of the international development strategy of the Group. The excellent relations that Roger WOOD, founder and Chairman of Newslink, has established with landlords and publishers will allow us to speed up our expansion in the Asia Pacific region to the benefit of passengers*".

For Roger WOOD, Chairman of Newslink, "*this partnership with HDS will allow Newslink to reinforce its position as leader in the Australian market for retailing leisure and cultural products in transport centers.*"

World leader in press distribution and a major player in the sales of leisure and cultural products, Hachette Distribution Services had a turnover of 3.8 billion Euros in 2000, which showed a 13 % increase compared with last year.

Press Contact :
François DAMBRE
Head of External Communications
Hachette Distribution Services
Tel : +33 1 42 99 07 00

Levallois, 12 August 2002

Hachette Filipacchi Médias acquires British publishing group Attic Futura

On 12th August 2002, the French publishing group Hachette Filipacchi Médias concluded an agreement with Australian printing group PMP Limited for the purchase of PMP's UK subsidiary, Attic Futura.

Founded in 1989, Attic Futura is the seventh largest magazine publishing group in the UK. Publishing six* titles, it is present in the teen, women's, and entertainment market segments. A London-based company employing a staff of 130, Attic had a turnover in 2001 of £36,498,000 (57,250,000 Euros).

This latest acquisition represents Hachette's determination to reinforce its position in the UK, one of Europe's most dynamic markets (whether viewed in terms of advertising or circulation) and especially in the teen and entertainment market segments. Hachette is also convinced of the synergies to be achieved between Attic's titles and the Hachette titles (Elle, Elle Decoration, and Elle Girl) currently published in the UK.

*** Titles published by Attic Futura:**

Sugar (a monthly for girls between the ages of 12 and 16 - circulation: 385,000 - segment: Teenage Girls);

Inside Soap: (bi-weekly - circulation: 246,000 - segment: TV/ Soap Entertainment);

All About Soap (monthly - circulation: 111,500 - segment: TV/Soap Entertainment);

tvhits! (monthly - circulation: 151,300 - segment: Teenage Entertainment);

cd:uk (monthly - circulation: 130,000 - segment: Teenage Entertainment);

B (monthly - circulation: 192,700 - segment - Young Women's).

Press contacts:

Hachette Filipacchi Médias
Marie Muzard, Aurélie Olivier
Telephone: (France) +33 1 41 05 09 60
Fax: +33 1 41 05 09 67
Attic Futura
Sue Asbury, Paul Downey
Telephone: (London) +44 020 7664 6543/45

Levallois, 23 january 2002

HACHETTE FILIPACCHI MEDIAS
TAKES CONTROL OF
ELLE ET ELLE DECOR IN ITALY

The Hachette Filipacchi Médias group will purchase the 50% share in the company EDIF that is currently held by the RCS Periodici group. EDIF publishes the magazines Elle and Elle Decor in Italy. As a result of this transaction, Hachette Filipacchi will control the entirety of EDIF's capital, and will appoint Mr. Bernard Mellano, CEO of Hachette Rusconi, as president of EDIF.

ELLE was introduced in Italy in 1987 and has become the top high-profile women's periodical in the market. **ELLE DECOR** is up among the leaders in high-profile decorating magazines.
ELLE has a distribution of 150,000 copies (according to a 2001 ADS inquiry) and ELLE DECOR distributed 58,000 copies over the same period. Over the 2001 calendar year, ELLE sold nearly 2,800 pages of advertisements and ELLE DECOR sold almost 1,200 pages..

This purchase will give Hachette operational control of its two largest international names in Italy. By 31 March 2002 at the latest, the two magazines will move into the Hachette Rusconi headquarters in Milan.

Beginning on 1 April 2002, the Hachette Rusconi Pubblicità subsidiary, which directs advertising for the magazines published by Hachette Rusconi, will assume control of the sale of space in Elle and Elle Decor to Italian advertisers.
Elle magazine will considerably strengthen the women's advertising capacity of Hachette Rusconi, which already publishes the weekly magazine Gioia and the monthly fashion magazine Donna.
Elle Decor will significantly expand the line of decorating magazines published by Hachette Rusconi Pubblicita, which include Gioia Casa and Spazio Casa.

International advertising sales for the two magazines will remain under the direction of Interdeco Global Advertising, a subsidiary of Hachette Filipacchi Médias.

Press contacts:
Marie Muzard, Kathrin Schurrer and Aurélie Olivier
Phone : +33 (0)1 41 05 09 60

Levallois Perret, 9 November 2000

HFM acquires Keystone

Hafimage, a subsidiary of the group **Hachette Filipacchi Médias** working in the field of photo agencies, has just bought Keystone, a photo agency renowned for the quality and wealth of its archives. In this operation Hafimage will take over 100% of Keystone's archives, i.e. 8 million photographs covering world events, news, personalities and lifestyles ***(1)*** , and sign a contract for the use of the archives of the magazine Illustration, i.e. 7 million photographs ***(2)***.

This acquisition forms part of the strategy for developing photography activities initiated in September 1999 with the purchase of Gamma, and expanded with the acquisition of various photo agencies : MPA, Jacana and Hoa-Qui in the summer, followed by Katz last September.

"Keystone and Illustration photo archives perfectly round off our existing archives, in particular those of Paris Match; they enable us to cover some 150 years of events" says Anne-Marie Couderc, Deputy CEO of HFM and Chairperson of Hafimage. Indeed, the acquired archives' 15 million pictures stretch from 1843 to 1980, while the Paris Match archives start in 1949 and are still being added to today from current events.

(1) *for the period 1920 to 1980.*
(2) *for the period 1843 to 1955.*

Press contact :

Marie Muzard - Aurélie Oliver
Tel. 01 41 05 09 60 - Fax 01 41 05 09 67



PRESS RELEASE

Paris, February 8, 2001

Evelyne Prouvost, Marie-Laure Prouvost and the Lagardère Group would like to announce their plans for an agreement between the Marie-Claire Group and Hachette Filipacchi Médias and their intention to propose to l'Oréal the purchase of its entire interest in the Marie-Claire Group.

According to the terms of this agreement, and subject to its acceptance by l'Oréal, Hachette Filipacchi Médias would acquire a 42% interest in all of Marie-Claire Group's businesses, which would be consolidated in one company.

The remaining 58% would be held by Marie-Laure Prouvost and Evelyne Prouvost and Evelyne Prouvost's husband, Nicholas Berry, in a holding company formed specifically for that purpose. The various businesses of the Marie-Claire Group will remain completely independent from those of Hachette Filipacchi Médias.

The two groups plan, nevertheless, to the extent permitted by existing agreements, to combine their efforts in seizing available opportunities for the international development of *Elle* and *Marie-Claire*.

This historic alliance between two French magazine brands - *Elle* and *Marie-Claire* - among the most prestigious in the world of fashion and beauty - will allow the two groups, now partners, to accelerate and harmonize their growth, to the benefit of the entire luxury products sector.

This agreement will preserve the independence of the Marie-Claire Group while offering it possibilities for increased expansion.

Evelyne Prouvost and Marie-Laure Prouvost would like to use this occasion to reaffirm their confidence in all of the employees of the Marie-Claire Group and to thank them for their continued loyalty.

Investor Contact:

Alain Lemarchand

Tel. : 33.1.40.69.18.02
E-mail: alemarchand@lagardere.fr

Paris, October 24, 2001

Hachette Livre proudly announces its acquisition of the British publisher, Octopus Publishing Group

Hachette Livre, a subsidiary of Lagardère Media, has just acquired Octopus, one of Great Britain's top publishers of illustrated books.

Octopus includes such prestigious publishing houses as **Mitchell Beazley**, **Philip's, Conran** and **Hamlyn**.

Half of its sales of over 40 million pounds sterling are international and its catalogue of 100,000 titles includes such well-known collections as *Hugh Johnson's Pocket Wine* and *Miller's Antiques Price Guide*.

The acquisition of Octopus signals a new phase in Hachette Livre's international development within the English-speaking market, which was already illustrated by its takeover of Orion and Cassell.

On the occasion, Jean-Louis Lisimachio, President of Hachette Livre, commented that "*The publication of illustrated books is at the heart of Hachette's expertise and I would like to see this segment reap the full benefits of our growth on the other side of the Channel*".

In the opinion of Arnaud Lagardère, Chairman and CEO of Lagardère Media, "*This acquisition confirms our Group's desire to grow in the area of content, notably by publishing in the highest-growth language and cultural markets*".

Press contact :
Valérie Bignon
+33 (0)1 43 92 34 18


LAGARDERE

PRESS RELEASE

LAGARDÈRE SCA LAUNCHES A PUBLIC OFFER OF EXCHANGE ON THE SHARES OF ITS SUBSIDIARY HACHETTE FILIPACCHI MÉDIAS, WITH AN EXCHANGE RATIO OF 11 LAGARDÈRE SHARES FOR 10 HACHETTE FILIPACCHI MÉDIAS SHARES

Lagardère SCA filed this morning with the Conseil des Marches Financiers (French Financial Markets Council) and the COB (French Securities and Exchange Commission), a draft proposal of simplified public offer of exchange on the shares of its subsidiary Hachette Filipacchi Médias.

This offer, arranged by Crédit Agricole Indosuez and Crédit Lyonnais, is based on the following exchange parity: 11 Lagardère shares for 10 Hachette Filipacchi Médias shares.

Based on the latest share price of the two companies on Thursday April 20, 2000, this ratio shows a premium of 17.7% for Hachette Filipacchi Médias shareholders. Based on the volume-weighted average share prices over the last three months the premium amounts to 20.3%.

Hachette Filipacchi Médias' counsel, Lehman Brothers International (Europe) has issued a fairness opinion on the offer.

The Board of Directors of Hachette Filipacchi Médias unanimously decided to recommend this offer of exchange to its shareholders.

This operation reinforces Lagardère's consistent strategy and its role of direct industrial operator in the media sector.

Media industry developments have led all the players in this sector to adapt their editorial contents, produced for conventional media, for distribution through the new digital media (the Internet, digital TV, mobile platforms, etc.), which are expected to experience a strong growth over the next few years.

Strengthened by the recent strategic alliances with Canal+ and T-Online, and it's unique expertise in the media, Lagardère, through the total take-over of its subsidiary, will be able, in the future, to provide Hachette Filipacchi Médias with the operational and financial resources to extend the penetration of its most famous brands, today mainly distributed in the form of magazines.

The industrial foundation for this operation is to provide Lagardère with the opportunity to pursue the accelerated expansion of its Print Media division, especially through acquisitions, in order to increase its worldwide leadership in the sector.

Based on Lagardère's net earnings per share published for 1999, the ownership of 100% of Hachette Filipacchi Médias shares would have been accretive by 5% before amortization of the goodwill arising from this operation, and dilutive by 10% after.

Paris, April 25, 2000

Press Contact: Thierry FUNCK-BRENTANO Telephone ++ 33 (0) 40 69 16 34
Investor Contact: Alain LEMARCHAND Telephone ++ 33 (0) 40 69 18 02


LAGARDERE

Press Release

The Lagardère Group today announced that it has filed a proposed compulsory minority interest purchase offer *(Offre Publique de Retrait suivie d'un Retrait Obligatoire)* with the market regulatory authorities for the stock in its subsidiary Hachette Filipacchi Medias that it does not already hold, at a price of € 85 per share.

Lagardère's simplified public share exchange offer for the shares in Hachette Filipacchi Medias, held between May 12, 2000 and June 1, 2000, was a considerable success. As a result, Lagardère holds 98.13% of the capital of Hachette Filipacchi Medias and has decided to purchase all of the remaining shares of the subsidiary by means of a compulsory minority interest purchase offer.

The proposed compulsory minority interest purchase offer will be appraised by CCF CHARTERHOUSE, in accordance with current regulatory requirements, and is being examined by the market regulatory authorities at the present time.

July 18, 2000

Financial Information: **Alain Lemarchand**
Tel: 33.1.40 69 18 02 – e-mail: alemarchand@lagardere.fr


LAGARDERE
MEDIA


Virgin

Paris, 07/26/01

LAGARDÈRE MEDIA ACQUIRES VIRGIN STORES IN FRANCE

This morning, Arnaud Lagardère and Richard Branson unveil the terms of their agreement on the sale of Virgin Stores, a French subsidiary of the Virgin group, to Lagardère Media, via its subsidiary Hachette Distribution Services (HDS).

According to Arnaud Lagardère: "This agreement stems from an alliance between two major players in the cultural and communications domains which share identical values: the same brand culture and the same entrepreneurial spirit".

The three key points of this initial agreement are:

- The acquisition by Lagardère Media via HDS of the 16 Virgin Megastores in France,
- The acquisition of an exclusive licence by Lagardère Media via HDS to use the Virgin Megastore brand in public transport areas,
- The obtention by Lagardère Media via HDS of an exclusive licence for the use of the Virgin brand in the distribution of cultural products in certain European countries.

In Arnaud Lagardère's opinion, "Virgin's extraordinary saga, under the leadership of Richard Branson, will find new forms of expression and go on to new conquests with HDS and as part of Lagardère Media. With Virgin, our Group now has a new label, one that is youth-oriented and enjoys a high market profile, and which will be a valuable addition to our portfolio of brands well-known in Europe and around the world"

For Richard Branson : « We're proud of what our staff and Virgin have created with the Virgin Megastores in France. They are now perhaps the most respected music retail shops in the world.

By combining them with Extrapole we can begin to create a serious alternative competitor here in France. A market dominated by one company is not a good market. It is not good for the industry or for the consumers.Lagardere will give Virgin the retail clout it needs in France.

I'm delighted to still remain involved in the board. My desire in life is to create the most respected brand in the world.

I believe this deal gives Virgin, its brand and its staff an excellent future.

In addition it binds Virgin and Lagardère closer together. Virgin plan to launch Virgin Mobiles here in France and this deal gives us access to their differents stores. And through Lagardère's involvment in Airbus, Virgin have bought 2 billion dollars worth of A 340 / 600 and committed to the giant A380."

The purchase of Virgin Stores by Lagardère Media gives HDS 37 stores generating total annual sales of € 365 million (nearly FRF 2.4 billion), to be further strengthened by the opening of new stores over the next two years, along with additional jobs. The arrival of Virgin Stores will therefore drive growth and profitability in this major division of Lagardère Media. According to Arnaud Lagardère, "Our strategy, based first and foremost on content, is reliant on the balanced development of our four divisions (Press/Magazines, Publishing, Audiovisual/New media and Distribution/Retail). Due to its countercyclical positioning, as well as its cash generation capability, HDS is a key factor behind Lagardère Media's growth. In this context, the acquisition of Virgin Stores is an essential element in our media strategy. Moreover, this agreement strengthens HDS in its retail travel business".

For Jean-Louis Nachury, Chairman and CEO of Hachette Distribution Services : "Our agreement with Virgin provides us with a tremendous opportunity to step up the growth of our strategic businesses in France and abroad".

Jean-Noël Reinhardt, formerly chairman and CEO of Virgin Stores, will be taking up the post of chairman of the new organization formed by Virgin Stores, Extrapole and Furet du Nord. Richard Branson will remain as a member of the Board of Directors of Virgin Stores, and will be sitting with Arnaud Lagardère on the Supervisory Board.

Press contact at Lagardère Media:
Marie-Noëlle Brouaux
Tel.: +33 (0)1 41 34 34 73 / 33+ (0)1 41 34 44 38
Fax: +33 (0)1 40 69 16 70
E-mail: presse@lagardere.fr

Financial informations at Lagardère Media:
Alain Lemarchand
Tel.: +33 (0)1 40 69 18 02
Fax: +33 (0)1 40 69 22 72
E-mail: alemarchand@lagardere.fr

Press contact at Virgin:
Will Whitehorn
Tel.: +44 207 229 47 38
Fax: +44 207 229 58 34
E-mail: will.whitehorn@virgin.co.uk

Press contact at Hachette Distribution Services:
François Dambre
Tel.: +33 (0)1 42 99 07 00
Fax: + 33 (0)1 42 99 07 07
E-mail: dambre@hachette-distribution-services.fr

About Virgin Stores and the Virgin Megastores:

Virgin Stores, a French subsidiary of the Virgin group, has stepped up its growth since 1997. Today it has 16 stores and in 2001 will generate total annual sales of € 212 million (FRF 1,390 million), not including VAT, with an EBITDA of nearly 5%. For the second consecutive year in 2001, Virgin Stores' sales have risen by nearly 20%. The commercial drive of Virgin Stores is demonstrated by its expanding annual sales (adjusted on a like-to-like basis): up 6% in 1999, up 11% in 2000 and up 9% in the first half of 2001.

The history of Virgin in France is encapsulated in the extraordinary impact of the Champs-Elysées Megastore. Opened in 1988 by Richard Branson and Patrick Zelnik, it revolutionized the highly conventional manner in which cultural products were sold until that time. The Megastore puts products on show rather than just on shelves: it makes the store a monumental, magical place where you can look, listen or simply walk around, a dynamic place where sales stop for concerts, where performers, film directors and writers come to meet their audiences, a media store which adapts to current affairs and events. It is this capacity to follow and anticipate each beat of the cultural heart that is behind the success of the Megastore concept for which the Champs-Elysées store was the vehicle. Thirteen years after its opening, it generates annual sales of nearly € 100 million, not including VAT, over only 3,200 square metres of selling space. From this autumn, its 3 million existing customers will be able to enjoy an extra 800 sq. m of sales floor.

About Hachette Distribution Services :

Hachette Distribution Services (HDS) is an international group specialising in the sale and distribution of cultural entertainment products. HDS operates a network of 3,600 stores and is the world's leading company in retail media sales.

Extrapole and Furet du Nord, acquired by HDS in 1998 and 1999 respectively, have 21 outlets and will register net sales of € 150 million (approximately FRF 1 billion) in 2001, with an EBITDA of 3.5%. The average increase in turnover for these two chains during the first half of 2001 has been 21.1% (sales for continuing businesses).


lagardere

interim report

first half 2001

LAGARDERE



Major strategic operations have been under way at Lagardère SCA since 1999, and today the Group, whose core business is the media, now boasts an interest in EADS N.V. (European Aeronautic Defence and Space Company) and a wholly-owned automotive business.



CONSOLIDATED RESULTS

Lagardère's business activities in the first half of 2001, on a proforma basis, resulted in sales growth of 11.6% and a 20.1% increase in operating income.

Comparative income statement figures shown in the table below for the six-months ended June 30, 2000 and for the year ended December 31, 2000 have been restated proforma to include EADS' first-half results of operations (before allowing for changes in EADS' group structure, particularly the consolidation of Airbus UK by the Airbus division) using the proportional method, based on the 15.14% interest held by Lagardère as from July 1, 2000. The published figures include Aerospatiale Matra's first-half results using the proportional method, based on a 33% interest.

Summarized consolidated income statements:

in millions of euros	First half 2001	First half 2000 proforma	First half 2000 published	Year 2000 proforma	Year 2000 published
Net sales	**6,277**	5,627	5,944	11,875	12,192
Operating income	**197**	164	263	474	572
Interest income (expense), net	**39**	(11)	(27)	(95)	(110)
Operating income after interest	**236**	153	236	379	462
Non-operating income	**290**	1,125	1,123	653	651
Other items (including corporate income tax)	**(117)**	(522)	(548)	(472)	(498)
Net income before minority interests	**409**	756	811	560	615
Net income	**404**	736	788	528	581

Operations of the Group's main business segments are analyzed below.

> Lagardère media



Lagardère Media has been involved in two major significant operations since the beginning of 2001.
In the first, Hachette Filipacchi Médias took a 42% interest in the business activities of the Marie-Claire group brought together under a single company. The different business activities of the Marie-Claire group remain independent of Hachette Filipacchi Médias. Nonetheless, on an international level, in compliance with existing agreements and depending on the opportunities that present themselves, the two groups have agreed to join forces to develop their women's magazines: Elle and Marie-Claire.
The second was the takeover of Virgin Stores, the French subsidiary of the Virgin group, which today comprises sixteen stores. Forecast sales for the year 2001 are in the order of € 210 million. This acquisition – through Lagardère's subsidiary Hachette Distribution Services – was announced on July 26, 2001, and therefore has no impact on results for the first half of 2001.

Summarized income statements of the Lagardère Media segment are as follows:

in millions of euros	First half 2001	First half 2000	Year 2000
Net sales	**3,631**	3,503	7,203
Operating income	**140**	123	323
Interest expense, net	**(198)**	(10)	(43)
Operating income after interest	**(58)**	113	280
Non-operating income (expenses), net	**(41)**	1,227	798
Net income from companies accounted for by the equity method	**13**	3	2
Net income (loss) before tax	**(86)**	**1,343**	**1,080**

Sales for the first half of 2001 showed an increase of 6.3% over the corresponding period in 2000 after allowing for changes in group structure. Excluding the effect of exchange rate fluctuations (mainly the rise in the dollar), this increase was 4.7%, and was particularly pronounced in the Book Publishing and Distribution Services divisions.

Operating income, which was up 13.8%, before recording changes in group structure and exchange rates, is analyzed below:

- In Book Publishing, half-yearly results are relatively meaningless, given the highly seasonal nature of the business. The first half of 2001 was profitable, compared to a slight loss in the same period in 2001. This increase is a result of a steep rise in sales in the Book Publishing sector in Britain, and more modest increases in General Literature and Hachette Collections in France.
- Hachette Filipacchi Médias showed a slight increase in profits, despite a very difficult context for advertising, especially in the United States.
- Profits rose more steeply for Hachette Distribution Services, thanks to an improvement in profit margins, an increase in sales (+ 7% after allowing for changes in group structure and exchange rates) and the acquisition of Duty Free Associates.
- Lagardere Active's results were down due to the cost of investments in Interactive Television and the incidence of the disposal of Grolier Inc in June 2000. Furthermore, Lagardere Active Broadcast's operating income was up slightly, thanks to gains in market share in radio broadcasting, which was partially offset by the development costs related to the new theme channels.

Interest expenses increased, essentially due to a € 157 million provision on T-Online shares. This was also due to the increased indebtedness of Lagardere Active following the purchase of interests in multiThématiques and CanalSatellite, which are accounted for by the equity method.

Non-operating expenses in first half 2001 included, among other things, restructuring costs associated with the profit enhancement plan. Non-operating income at June 30, 2000 mainly included capital gains recorded on the disposals of Club-Internet and Grolier Inc.

> Automobile



During the first half of 2001, the production of Espace minivans faltered slightly with volumes down 6%. This drop was expected, for the product has reached the fifth and second-last year of its life-cycle. Considerable inventories were used up in the Renault network to cope with demand. The market share of the Espace in Europe remained stable in leading position, with 25% of new registrations of top of the range minivans.

In spite of this fall in volumes, Matra Automobile's sales for the first half of 2001 were up 1% compared to the first half of 2000. This can be explained by a better average sale price and growth in other activities, including spare parts, design *studies and engineering*.

Operating income was down slightly over the first half of 2000, representing 6.1% of sales compared to 6.0% for the year 2000 as a whole and 6.5% for the first half of 2000. This slight decrease is in fact the result of the following contradictory trends:

- expected drop in volumes for the Espace,
- rise in development and industrialization costs, mainly related to the new vehicle, Avantime,
- improved unit margins for the Espace due to the product mix and gains in productivity,
- improved margins in other business activities, notably spare parts.

Summarized income statements of the Automobile segment are as follows:

in millions of euros	First half 2001	First half 2000	Year 2000
Net sales	**618**	611	1,183
Operating income	**38**	40	71
Interest income, net	**4**	4	6
Operating income after interest	**42**	44	77
Non-operating income (expenses), net	**(6)**	-	3
Net income before tax	**36**	44	80

> High Technologies



Since July 1, 2000, Lagardère's High Technologies segment has consisted of the 15.14% interest held in the EADS Group and was proportionally consolidated. The figures published for the first half of 2000 included the 33% interest held in Aerospatiale Matra, also using the proportional method.



Income statement figures included in Lagardère's consolidation are as follows:

In millions of euros	First half 2001	First half 2001 proforma	First half 2000 published	Year 2000 proforma	Year 2000 published
Net sales	**2,028**	1,513	1,830	3,489	3,806
Operating income	**29**	4	103	68	166
Interest income (expense), net	**8**	(9)	(24)	(66)	(81)
Operating income after interest	**37**	(5)	79	2	85
Non-operating income (expenses), net	**344**	(3)	(5)	(30)	(32)
Net income from companies accounted for by the equity method	**6**	9	14	29	34
Net income before tax	**387**	1	88	1	87

Shown in the above table for 2000 are the published figures together with proforma figures restated to include EADS' first-half results (without giving retroactive effect to group changes that took place in 2001, notably the acquisition of Airbus UK) instead of Aerospatiale Matra's results.The figures below reflect the share attributable to Lagardère Group.

Following BAe Systems' contribution of Airbus UK to the newly founded independant company Airbus SAS, the Airbus division's business activities are now fully consolidated as from January 1, 2001, as opposed to 80% over the year 2000.

Sales for EADS amounted to € 2,028 million, which is a 34% increase over the corresponding proforma figure for the six months ended June 30, 2000. The main explanation for this increase lies in the integration of Airbus UK and a perceptible increase in deliveries: 162 aircraft were delivered to the end of June 2001, compared to 145 at the end of June 2000.

EADS has a global order book covering more than 6 years business, which represents a 56% increase over the first half of 2000. Both figures evidence the competitiveness of the products. The "Salon de l'Aéronautique et de l'Espace" at Le Bourget illustrated the excellent performance of EADS (Airbus, Eurocopter, Dassault Aviation, Arianespace) compared to its major competitors and confirmed the two major programs in the military sphere: the A400M and the Meteor missile.

Airbus booked 250 orders (net of cancellations) during the first half of 2001, which is the equivalent of a 68% market share. The order book at the end of June was for 1,714 aircraft. The high capacity civil aircraft A380 confirmed its commercial success with customer commitments for 67 aircraft to date.

Operating income stood at € 29 million for the first half of 2001, compared to € 4 million for the same period the previous year, an significant increase achieved despite the rise in Research and Development costs.

The decrease in the net income from companies accounted for by the equity method is due to lower contributions from companies in the Telecommunications business, which was offset by an increased contribution from Dassault Aviation.

Non-operating income mainly includes the dilution gain realized on the occasion of the contribution of Airbus UK to the new Airbus company mentioned above.[*]

* For accounting purposes, this transaction was treated as the acquisition of Airbus UK by EADS and the sale of 20% of Airbus operations to BAe Systems.

summary of consolidated results

Contributions of the Group's main business segments to consolidated income before tax and amortization were as follows:

in millions of euros	First half 2001	First half 2000	Year 2000
Lagardère Media	**(86)**	1,343	1,080
Automobile	**36**	44	80
High Technologies	**387**	88	87
TOTAL	**337**	1,475	1,247

Total income before tax of the Group's business segments, and consolidated net income are as follows:

in millions of euros	First half 2001	First half 2000	Year 2000
Total income of business segments	**337**	1,475	1,247
Other Activities	**201**	(26)	(8)
Income before tax, goodwill amortization and minority interests	**538**	1,449	1,239
Income tax	**(72)**	(539)	(457)
Amortization of goodwill and other intangibles	**(57)**	(99)	(167)
Net income before minority interests	**409**	811	615
Minority interests	**(5)**	(23)	(34)
Net income	**404**	788	581

Other activities include interest expenses for borrowings obtained by the Group and not directly related to one of the above business segments, the operating costs of holding companies, and the results of companies not attached to any of the Group's business segments.

The € 10 million operating loss recorded by Other activities in the first half of 2001 includes a € 5 million loss from Banque Arjil (€ 3 million in first-half 2000) and operating costs of holding companies.

Net interest income for the first six months of 2001 includes the net capital gain of € 210 million realized on the sale of excess EADS shares. Excluding this gain, net interest income was € 6 million, reflecting the increase in net cash available following receipt of the proceeds from the sale of excess EADS shares early in January 2001 (€ 365 million).

The income tax charge was € 72 million in the first half of 2001, principally because there was no tax liability on the dilution gain recorded in EADS consolidated financial statements in respect of BAe Systems' contributions to Airbus (€ 349 million).

Minority interests decreased compared to the first half of 2000 because the results of the Print Media division for that period were consolidated based on the percentage interest held prior to the public purchase offer for Hachette Filipacchi Médias shares.



PARENT COMPANY RESULTS

Concerning Lagardère SCA, operating income and net income for the first half of 2001 amounted respectively to € 0.14 million and € 124 million (compared to € 3 million and € 82 million as at June 30, 2000).

Consolidated balance sheets

ASSETS

in millions of euros	At June 30, 2001	At June 30, 2000	At December 31, 2000
Current assets			
Cash	965.3	831.4	1,118.5
Marketable securities	1,954.2	3,108.0	2,110.9
Trade receivables, net	2,002.5	1,918.8	2,040.7
Inventories, net	2,153.3	2,195.4	1,669.9
Other receivables, prepayments and deferred charges	1,997.0	1,791.4	1,770.7
Total current assets	**9,072.3**	**9,845.0**	**8,710.7**
Investments accounted for by the equity method	1,477.5	288.5	1,272.0
Other investments and non-current assets	1,374.0	941.1	1,367.5
Property, plant and equipment, net	2,202.8	1,441.5	1,870.7
Intangible assets, net	3,762.2	3,051.0	3,089.0
Fixed and other non-current assets	**8,816.5**	**5,722.1**	**7,599.2**
TOTAL ASSETS	**17,888.8**	**15,567.1**	**16,309.9**

LIABILITIES AND STOCKHOLDERS' EQUITY

in millions of euros	At June 30, 2001	At June 30, 2000	At December 31, 2000
Liabilities			
Trade payables	2,758.3	2,272.2	2,596.7
Advances on contracts and deferred income	2,279.7	1,882.7	1,722.5
Borrowings	2,790.8	2,533.2	2,798.7
Other payables and provisions	2,789.6	2,308.0	2,397.9
Reserves for risks and charges	2,484.0	2,020.2	2,489.6
Total liabilities	**13,102.4**	**11,016.3**	**12,005.4**
Permanent funds			
Perpetual subordinated notes	415.8	415.8	415.8
Minority interests	263.2	215.7	178.1
Total permanent funds	**679.0**	**631.5**	**593.9**
Stockholders' equity			
Common stock	841.2	834.6	838.9
Additional paid-in capital and retained earnings	3,266.2	3,084.7	2,871.7
Total stockholders' equity	**4,107.4**	**3,919.3**	**3,710.6**
Total permanent funds and stockholders' equity	**4,786.4**	**4,550.8**	**4,304.5**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**17,888.8**	**15,567.1**	**16,309.9**

Consolidated statements of income

in millions of euros	Half year to June 30, 2001	Half year to June 30, 2000 proforma *	Half year to June 30, 2000 published	Year to December 31, 2000 proforma *	Year to December 31, 2000 published
Operating revenues					
Net sales	6,276.9	5,626.5	5,944.1	11,874.7	12,192.3
Other operating revenues	254.0	236.6	506.8	465.6	735.8
Total operating revenues	**6,530.9**	**5,863.1**	**6,450.9**	**12,340.3**	**12,928.1**
Operating expenses					
Purchases and changes in inventories	(3,476.2)	(3,026.5)	(3,125.5)	(6,498.7)	(6,597.6)
Payroll costs	(1,256.2)	(1,104.5)	(1,242.8)	(2,306.6)	(2,444.9)
Depreciation, amortization and provisions	(321.1)	(255.9)	(203.4)	(497.7)	(445.3)
Other operating expenses	(1,280.8)	(1,312.0)	(1,616.3)	(2,563.6)	(2,867.7)
Total operating expenses	**(6,334.3)**	**(5,698.9)**	**(6,188.0)**	**(11,866.6)**	**(12,355.5)**
Operating income	**196.6**	**164.2**	**262.9**	**473.7**	**572.6**
Interest income (expense), net	**39.4**	**(11.1)**	**(26.5)**	**(95.0)**	**(110.3)**
Operating income after interest	**236.0**	**153.1**	**236.4**	**378.7**	**462.3**
Non-operating income, net	**290.0**	**1,125.1**	**1,123.3**	**653.4**	**651.3**
Preferred remuneration	(7.0)	(8.5)	(8.5)	(17.2)	(17.2)
Amortization of goodwill	(56.5)	(20.0)	(18.6)	(61.5)	(60.2)
Income taxes	(71.8)	(506.5)	(539.4)	(423.8)	(456.6)
Net income from companies accounted for by the equity method	18.5	12.4	17.6	30.3	35.6
Net income before minority interests	**409.2**	**755.6**	**810.8**	**559.9**	**615.2**
Minority interests	(5.1)	(19.8)	(22.3)	(31.7)	(34.2)
NET INCOME	**404.1**	**735.8**	**788.5**	**528.2**	**581.0**

** Proforma amounts for 2000 include 15.14% of EAD's first-half results of operations (not restated for changes in group structure), instead of 33% of Aerospatiale Matra's first half results in the published amounts.*

LAGARDÈRE SCA

French limited partnership with capital stock of 5,502,933,520 French francs, divided into 137,573,388 shares, each with a par value of 40 French francs.

4, rue de Presbourg — 75116 Paris (France)
tel.: + (33) 01 40 69 16 00
320 366 446 RCS Paris

www.lagardere.com

Interim report

First half 2002


LAGARDERE



Interim report

Lagardère is a media group with a strategic shareholding in EADS N.V. (European Aeronautic Defence and Space company – EADS) and total control of an automotive business.

In the field of the Media, Lagardère Group's ambition is to capitalize on its major advantages – international presence, strong brand names (Elle, Première, Paris Match, Europe 1, Hachette, Virgin, Canal J), control of content publishing (book publishing, film & TV production and new media), and world leadership in the businesses of consumer magazines and distribution of cultural/leisure products and services – in order to consolidate its presence and performance in all the major sectors related to the publishing and distribution of high quality contents.

In the High Technologies business, the grouping of national players (contribution of Matra Hautes Technologies to Aerospatiale), followed by European players (merger of Aerospatiale Matra's activities with those of the German group DASA and the Spanish group CASA, forming EADS N.V.) has created a situation of exemplary European integration.

The formation of EADS also resulted in considerable increases in the business volumes of the newly organized group and in significant savings derived from the synergies thus generated. ■



CONSOLIDATED RESULTS

Lagardère's business activities in the first half of 2002 resulted in sales growth of 3.1% and a 6% increase in operating income, which rose from € 196.6 million to € 208.3 million.

Summarized consolidated income statements are as follows:

(in millions of euros)	**First half 2002**	**First half 2001**	**Year 2001**
Sales	*6,475*	*6,277*	*13,295*
Operating income	*208*	*197*	*514*
Interest income (expense), net	*(183)*	*39*	*(15)*
Operating income after interest	**25**	**236**	**499**
Non-operating income (loss)	*(9)*	*290*	*353*
Other items (including corporate income tax)	*87*	*(117)*	*(225)*
Net income before minority interests	*103*	*409*	*627*
Net income	**104**	**404**	**616**

Period-to-period changes in net income must be considered in the light of the major exceptional operations that took place at EADS and had a significant positive effect on consolidated results for the first half of 2001. This was of course not repeated in the first half of 2002.

Operations of the Group's three main business segments are analyzed below.



Media


Lagardère

This business segment comprises the Book Publishing, Print Media, Distribution Services and Lagardere Active divisions.

Summarized income statements of the Lagardère Media segment are as follows:

(in millions of euros)	First half 2002	First half 2001	Year 2001
Net sales	*3,906*	*3,631*	*7,668*
Operating income	*143*	*140*	*353*
*Interest expense, net**	*(175)*	*(198)*	*(240)*
Operating income (loss) after interest	**(32)**	**(58)**	**113**
Non-operating expenses, net	*(22)*	*(41)*	*(46)*
Net income from companies accounted for by the equity method	*13*	*13*	*59*
Net income (loss) before tax	**(41)**	**(86)**	**126**
** including provision for write-down of T-Online securities*		*(157)*	*(157)*

Sales for the first half of 2002 increased 7.6% over the corresponding period in 2001. Excluding the effect of changes in group structure and exchange rates, this increase was 6.7%.

In a global context marked by the persistent weakness of the advertising market, Lagardère Media's sales showed a sharp increase. Once again, the qualities of its business portfolio were an advantage: first rate competitive positions, extensive internationalization, and a balance between cyclical and non-cyclical activities.

Operating income totalled € 143 million, up 2% over the first half of 2001 before recording changes in group structure and exchange rates.

After restatement to include Lagardere Active Broadcast's operating income for the calendar six-month period from January 1 to June 30, 2001 instead of operating income for the six months from October 1 to March 30, 2001 included in the published financial statements (thus reflecting the change of this company's year-end from September 30 to December 31), the actual increase was 7.5%. This increase can be broken down as follows:

- In Book Publishing, where half-yearly results are relatively meaningless given the highly seasonal nature of the business, Hachette Livre recorded operating income of € 12 million in the first half of 2002 (€ 11 million in the same period in 2001), as a result of satisfactory levels of business in literature and distribution in France and the United Kingdom.
- *The continuing poor advertising context in the United States again affected* the Print Media division, which recorded a 3.8% fall in operating income, similar to the 3.6% decrease in sales after recording the effect of changes in group structure and exchange rates. Nonetheless, operating income was up in Italy, Spain and Asia.
- Distribution Services registered a 3.5% increase in operating income. Performance levels of the activities remained high despite the negative impact of reduced traffic at airports, the introduction of the 35-hour week in the Relay stores and the non-recurring costs related to the opening of the new Virgin stores.
- Within the Lagardere Active division, operating income rose by € 4 million following significant reductions in losses recorded in both interactive television and the Internet, and despite the costs of launching Match TV. However, if Lagardere Active Broadcast's results for the first half of 2001 were adjusted to include the results earned in the period from January 1 to June 30, 2001, the above € 4 million increase would stand at € 11 million.

Net interest expenses amounted to € 175 million in the first half of 2002. This included a € 132 million provision to write down the investment in T-Online, now valued at € 7.85 per share instead of € 9.75 at December 31, 2001. In the first half of 2001, a € 157 million provision was established to write down the purchase price of those shares (€ 12.01) to € 9.75 each. Excluding these items, net interest expenses were stable despite the cost of financing the acquisitions of Virgin Stores and British publisher Octopus.

Non-operating expenses, € 22 million in the first half of 2002, primarily included restructuring costs and the costs of closing down certain operations in the Lagardere Active and Print Media divisions. ■



High Technologies

The EADS Group comprises five major divisions: Airbus, Aeronautics, Military Transport Aircraft, Space and Civil Systems and Defense.

The results of EADS for the first half of 2002 are included in Lagardère's consolidated results using the proportional method, based on the 15.10% interest now held by Lagardère in the EADS group. In 2001 this percentage interest was 15.14%; it was diluted as a result of a share capital increase reserved for employees which took place in December 2001.

Summarized income statements included in Lagardère's consolidation are as follows:

(in millions of euros)	First half 2002	First half 2001	Year 2001
Net sales	*2,019*	*2,028*	*4,486*
Operating income	*50*	*29*	*104*
Interest income (expense), net	*(27)*	*8*	*(11)*
Operating income after interest	**23**	**37**	**93**
Non-operating income	*7*	*344*	*463*
Net income from companies accounted for by the equity method	*8*	*6*	*18*
Net income before tax	**38**	**387**	**574**

The consolidated financial statements of EADS were restated in accordance with accounting methods used in the previous years, in order to conform to French accounting standards applied by Lagardère Group. Foreign currency transactions were translated using the rates of exchange at which the corresponding cash flows had been hedged. Accordingly, fair value adjustments recorded by EADS on certain of its foreign exchange hedging instruments were eliminated. Value adjustments made by EADS in respect of the contributions received from Aerospatiale Matra and Dasa were also eliminated, so that these contributions were included in Lagardère's consolidated financial statements at historical cost.

Despite an economic recession, particularly in air transport, business levels were maintained by the steady performance of Airbus which delivered 160 aircraft in the first half of 2002, only two less than for the same period in 2001. The Aeronautics division also made a contribution to this stability, with particularly good levels of deliveries of helicopters and military aircraft, despite the decline in business in civilian aero structures and maintenance services.

The Space division slowed down slightly compared to June 2001, mainly as a result of a sluggish market, particularly in the field of telecommunication satellites. Civil and Defense Systems also experienced a drop, mainly due to time lags in the invoicing of services by the missiles division and the effect of seasonality.

Global orders booked were down slightly over December 2001, partly due to the expected drop in orders for Airbus and the influence of the falling dollar on the value of the order portfolio. Orders were nonetheless maintained at an exceptionally high level, with more than 5 years work assured, which demonstrates the excellent competitiveness of EADS products. The outlook therefore remains extremely satisfactory and recent successes should further strengthen the position of EADS, with, in particular, selection for the British Skynet 5 program (military telecommunications satellites), pre-selection of Eurofighter for an export contract to Austria, the A400M program and Fedex' order for ten A380 aircraft that are not included in the portfolio as at June 30, 2002.

As far as Airbus is concerned, despite the unfavorable economic context, 104 orders were booked (net of cancellations) during the first half of 2002. At the end of June, 2002, the order book stood at 1,519 aircraft. The A380 program confirmed its commercial success with 85 firm orders and 12 intentions to buy on this same date.

In the first half of 2002, operating income rose to € 50 million, from € 29 million in the corresponding period of 2001, despite difficult market conditions in civil aeronautics and space and an expected increase in research and development costs.

Interest expenses increased significantly from June 2001, principally due to the reduction, although less than anticipated, in average cash available during the first half of 2002. The cash surplus was nevertheless kept at a high level as a result of actions taken by management after the September 11 events. The payment of interest on refundable advances received (not included in borrowings) also contributed to the rise in interest expenses.

Non-operating income principally comprises the gain realized by Airbus on the sale of its long-term investment in Aircelle. At June 30, 2001, non-operating income included a € 349 million dilution gain recorded on the occasion of the contribution of Airbus UK by BAe Systems to the newly founded Airbus SAS company.

Net income from companies accounted for by the equity method again arose mainly from Dassault Aviation's contribution.

Automobile



Summarized income statements of the Automobile segment are as follows:

(in millions of euros)	First half 2002	First half 2002	Year 2001
Net sales	*550*	*618*	*1,141*
Operating income	*27*	*38*	*66*
Interest income, net	*5*	*4*	*8*
Operating Income after interest	**32**	**42**	**74**
Non-operating expenses, net	*(6)*	*(6)*	*(21)*
Net income before tax	**26**	**36**	**53**

In the first half of 2002, Matra Automobile sold 29,047 vehicles, which is a decrease of 16% compared to the first half of 2001. The decrease in orders for the Espace was expected, for the last year of a model that nonetheless kept a very respectable market share in the MUV segment, with 60% of registrations in France and second position Europe-wide.

Sales of the Avantime, which came on the market at the end of 2001, represented 3,603 vehicles in the first half of 2002, most of which were the first version commercialized, with a V6 engine and manual gearbox. A version with automatic transmission was later added to the range. The remaining 4-cylinder petrol engine and 2 liters turbo and diesel were introduced in April and May 2002. Now that the full range of engines is available, the true commercial potential of the vehicle will be appreciated in future periods.

Sales for the first half of 2002 totalled € 550 million, down 11% compared to the first half of 2001. This drop, which is smaller than in terms of volumes, can mainly be explained by the favorable product mix in vehicles and growth in other business activities (spare parts and engineering).

Operating income amounted to € 27 million, down € 11 million over first-half 2001. Growth in other business activities did not compensate for the negative impact of the fall in volumes. Operating income nonetheless represents nearly 5% of sales.

Non-operating expenses for the first half of 2002 include a € 6 million charge concerning the employment and skills management plan. In first-half 2001, this item included the cost of compensated voluntary redundancies. Other measures will be defined in the course of the second half of 2002, once the excess staff resulting from the closing down of the Espace assembly line and the production levels of the Avantime are known. ■

Other activities

Other Activities include interest expenses for borrowings obtained by the Group and not directly related to one of the above business segments, the operating costs of holding companies, and the results of companies not attached to any of the Group's business segments, principally Banque Arjil.

The € 12 million operating loss recorded by Other Activities in the first half of 2002 includes a € 3 million loss from Banque Arjil (€ 5 million in first-half 2001) and operating costs of holding companies.

Net interest income for the first six months of 2001 included the € 210 million net gain realized in January on the sale of excess EADS shares. For the first half of 2002, net interest income amounts to € 8 million, similar to that of the corresponding period in 2001 after excluding the above gain.

Non-operating income for the first half of 2002 amounts to € 12 million and principally includes gains realized by Banque Arjil on sales of long-term investments.

Net pincome before tax for Other Activities totals € 8 million. ■

Summary of consolidated results

Contributions of the Group's three main business segments and of Other Activities to consolidated income before tax, amortization and minority interests were as follows:

Contribution to consolidated income

(in millions of euros)	**First half 2002**	**First half 2001**	**Year 2001**
Lagardère Media	*(41)*	*(86)*	*126*
EADS	*38*	*387*	*574*
Automobile	*26*	*36*	*53*
Total income of business segments	**23**	**338**	**753**
Other activities	*8*	*200*	*204*
Income before tax, amortization and minority interests	**31**	**538**	**957**

After income tax, amortization and minority interests, net income was as follows:

(in millions of euros)	**First half 2002**	**First half 2001**	**Year 2001**
Income before tax, amortization and minority interests	**31**	**538**	**957**
Income tax	*133*	*(72)*	*(168)*
Amortization of goodwill and other intangibles	*(61)*	*(57)*	*(162)*
Net income before minority interests	**103**	**409**	**627**
Minority interests	*1*	*(5)*	*(11)*
Net income	**104**	**404**	**616**

• A € 133 million income tax gain was recorded in the first six months of 2002 following the release of € 166 million from the provision for taxes to be paid in future periods on the capital gain realized on the sale of Club-Internet in April 2000.
This release is explained as follows:
– € 139 million, resulting from the recalculation of the provision at the reduced tax rate applicable to long-term capital gains (20.2%), whereas the initial provision was booked at the normal rate (36.43%). The capital gain will only be taxed when the T-Online shares received in payment for Club-Internet are sold, and it is now clear that these shares will not be sold before April 2003, when the Group will be able to benefit from the reduced rate; and
– the balance, resulting from the tax effect of the provision established during the first half of 2002 to write down the investment in T-Online.

• *Amortization of intangible assets totalled € 61 million in the first half of 2002* (€ 57 million in first-half 2001), and included no exceptional provisions in either period. This increase is attributable to acquisitions made after June 30, 2001 (Virgin Stores, Octopus, etc.).

• For the six months ended June 30, 2002, minority interests contributed € 1 million to net income, i.e. a € 4 million net income contribution from EADS, less € 3 million attributable to other minority interests in the Group. ■

Outlook

At the end of August, the possibility of a significant improvement in the American advertising market before the end of the year seems rather slim. In these conditions, Lagardère Media, who is actively continuing to implement its plan to reduce costs and boost growth, expects to experience a percentage change in operating income for the whole of 2002 similar to that achieved over the first half of the year.

Concerning the Group's sources of financing, on July 1, 2002 Lagardère received the proceeds of an issue of bonds exchangeable for T-Online shares, totalling € 767 million.
These funds, on which interest in 2.5%, will enable the Group to reduce the average cost of its financing, increase its financial strength and substantially raise the level of resources available to pursue its development.



Consolidated balence sheets

Assets

(in millions of euros)	At June 30, 2002	At June 30, 2001	At December, 31, 2001
Current assets			
Cash	*809.1*	*965.3*	*1,043.6*
Marketable securities	*1,793.2*	*1,954.2*	*1,959.8*
Trade receivables, net	*2,047.4*	*2,002.5*	*2,068.4*
Inventories, net	*2,336.1*	*2,153.3*	*2,122.2*
Other receivables, prepayments and deferred charges	*2,122.3*	*1,997.0*	*1,957.6*
Total current assets	**9,108.1**	**9,072.3**	**9,151.6**
Investments accounted for bY the equity method	*1,539.4*	*1,477.5*	*1,518.9*
Other investments and non-current assets	*1,274.1*	*1,374.0*	*1,316.1*
Property, plant and equipment, net	*2,079.5*	*2,202.8*	*2,079.5*
Intangible assets, net	*3,817.8*	*3,762.2*	*3,946.7*
Fixed and other non-current assets	**8,710.8**	**8,816.5**	**8,861.2**
Total assets	**17,818.9**	**17,888.8**	**18,012.8**

Liabilities and stockholders' equity

(in millions of euros)	At June 30, 2002	At June 30, 2001	At December, 31, 2001
Liabilities			
Trade payables	*3,387.8*	*2,758.3*	*3,318.1*
Advances on contracts and deferred income	*2,281.4*	*2,279.7*	*2,199.7*
Borrowings	*2,987.7*	*2,790.8*	*3,071.5*
Other payables and provisions	*2,159.2*	*2,614.3*	*2,310.2*
Reserves for risks and charges	*2,277.5*	*2,659.3*	*2,369.5*
Total liabilities	**13,093.6**	**13,102.4**	**13,269.0**
Permanent funds			
Perpetual subordinated notes	*415.8*	*415.8*	*415.8*
Minority interests	*237.1*	*263.2*	*216.0*
Total permanent funds	**652.9**	**679.0**	**631.8**
Stockholders' equity			
Common stock	*847.3*	*841.2*	*845.9*
Additional paid-in capital and retained earnings	*3,225.1*	*3,266.2*	*3,266.1*
Total stockholders' equity	**4,072.4**	**4,107.4**	**4,112.0**
Total permanent funds and stockholders' equity	**4,725.3**	**4,786.4**	**4,743.8**
Total liabilities and stockholders' equity	**17,818.9**	**17,888.8**	**18,012.8**

Consolidated statements of income

(in millions of euros)	Half year to June 30, 2002	Half year to June 30, 2001	Year to December 31, 2001
Operating revenues			
Net sales	*6,474.6*	*6,276.9*	*13,295.6*
Other operating revenues	*346.2*	*254.0*	*608.9*
Total operating revenues	***6,820.8***	***6,530.9***	***13,904.5***
Operating expenses			
Purchases and changes in inventories	*(3,856.8)*	*(3,476.2)*	*(7,496.4)*
Payroll costs	*(1,274.6)*	*(1,256.2)*	*(2,624.5)*
Depreciation, amortization and provisions	*(228.3)*	*(321.1)*	*(656.8)*
Other operating expenses	*(1,252.8)*	*(1,280.8)*	*(2,612.9)*
Total operating expenses	***(6,612.5)***	***(6,334.3)***	***(13,390.6)***
Operating income	**208.3**	**196.6**	**513.9**
Interest income (expense), net	*(182.9)*	*39.4*	*(14.9)*
Operating income after interest	**25.4**	**236.0**	**499.0**
Non-operating income (loss), net	*(9.4)*	*290.0*	*353.0*
Preferred remuneration	*(5.5)*	*(7.0)*	*(13.7)*
Amortization of goodwill	*(61.5)*	*(56.5)*	*(120.6)*
Income taxes	*133.2*	*(71.8)*	*(167.7)*
Net income from companies accounted for by the equity method	*21.3*	*18.5*	*77.1*
Net income before minority interests	**103.5**	**409.2**	**627.1**
Minority interests	*0.7*	*(5.1)*	*(11.0)*
Net income	**104.2**	**404.1**	**616.1**

Lagardère SCA

A french limited partnership with shares with capital stock of € 845,878,899.20
divided into 138,668,672 shares of € 6.10 par value each.

Head office:
4, rue de Presbourg – Paris 16ème (75) – France
Tél. +33 (0) 1 40 69 16 00
320 366 446 RCS Paris

www.lagardere.com

Letter to our shareholders

LAGARDERE






APRIL 2002

"REAPING THE BENEFITS OF RIGOROUS MANAGEMENT"

Lagardère Media's operating profits for 2001 were up more than 10% over 2000. With advertising in the doldrums - especially in the United States -, many media groups announced a fall in profits compared to the previous year. On the other hand, only a very small number were able to produce a double-digit rate of growth.

The performance of Lagardère Media has its basis in solid advantages:

- strong competitive positions, the better to weather the storm;
- a well-balanced portfolio of business activities, achieved in particular thanks to those activities not affected or only slightly affected by changes in the advertising market;
- proper execution of the cost cutting program launched in March 2001, that will be continued at least until the end of 2003.

Furthermore, the strict investment discipline that has been implemented over the past few years has provided protection against the risk of having to write-down assets that were acquired above their real value. It also enabled the preservation of an extremely solid financial position. The Group in fact has a positive net cash surplus.

In conclusion, LAGARDERE is in a highly favorable position. The continued implementation of the cost-cutting plan will produce amplified effects in 2002 and 2003, which, of course, will protect future growth or perhaps even accelerate it. Then, the absence of debts will enable the company to fund the acceleration of its development and, within this framework, seize appropriate opportunities for acquisitions, when they present themselves.

The market has recognized this, and responded with an increase in the LAGARDERE share price since the beginning of the year that is higher than both the "DJ Stoxx Media", the media sector index, and the general French business index, the "CAC 40".

SUMMARY

LAGARDERE MEDIA REPORTS OPERATING INCOME GROWTH OF 10.4 % (*)

Sales (in million €)


12 192
11 875
13 295
4 486
1 141
2000
Published
2000
Pro Forma
2001

CONSOLIDATED REVENUES

The consolidated revenues for the year 2001 attained 13,295 M€ (compared to the pro-forma 2000 sales of 11,875 M€), an increase of 12.0%. **Lagardère Media** revenues rose 6.5% to 7,668 M€. This increase comes from the solid performance realized by the Distribution & Services and Book divisions. Sales of the "**Automobile**" segment declined by 3.6%. However, Matra Automobile maintained its leadership in the French and European markets for the high-end mini-van segment. The strong growth in the **High Technology** revenues comes from all the activities (with the exception of the Space Division) and especially the Airbus Division which includes the consolidation of 100% of the Airbus activities in 2001.

CONSOLIDATED OPERATING INCOME GROWTH OF 8.4%

(on a pro-forma basis)

Operating Income (in million €)


572
474
514
10
12
12
104
(9)
1999
2000
2000
2001

• Lagardere Media operating income grew by 9.3% to 353 M€. In this difficult global economic context, the significant increase in operating income reflects the successful implementation of **Lagardère Media**'s organic growth and profitability improvement plan launched in 2001.

• As anticipated, the 2001 financial results were affected by a significant increase in the Research & Development spending, especially those linked to the A380 program and to the final step of A340-500/-600 development. At the same time, EADS's operating income benefited from the 100% consolidation of the Airbus activities in 2001 versus 80% in 2000.
In total, the EADS contribution to the consolidated accounts was +104 M€ in operating income (compared to +68 M€ in 2000 on a pro-forma basis) and +470 M€ in net income (against -49 M€ in 2000 on a pro-forma basis).

• The **Automobile** segment reported an operating income of + 66 M€ which is slightly below the 2000 figure (+ 71 M€). This decrease results from the cost of launching the new model Avantime (delayed until December 2001) as well as a reduction of the sales of the Espace mini-van in the later part of 2001. Despite these two unfavorable events, the profitability of Matra Automobile remained strong as a result of a favorable mix of higher margin products as well as the growth of diversification revenue including engineering.

(*) Including the impact of the additional three months of activity for Lagardere Active Broadcast (December close instead of a September close historically), Lagardère Media's operating income growth was 9.3%.

Net Income (in million €)


581
404
616

NET INCOME

Considering notably :

• Non-recurring events as the gain recorded on the sale of the EADS "Excess Shares" in January 2001 (+ 210 M€ before taxes), the provision for depreciation of the T-Online shares (- 157 M€ before taxes) recorded in the first half of 2001, the gain recognized by EADS following the creation of Airbus SAS which amounts to a gain of +441 M€ for the Lagardère accounts, the impairment of various goodwill and other intangibles for - 42 M€, as well as provisions for restructuring for -99 M€ of which - 66 M€ is for the activities of Media and Automobile;

• Goodwill amortization increased from 61 M€ in 2000 (on a pro-forma basis) to 121 M€ in 2001 essentially as a result of the full year impact of the amortization related to the buyout of the Hachette Filipacchi Médias minority stockholders and EADS for the remaining portion.

The CONSOLIDATED NET INCOME attained **616** M€ (compared to 528 M€ in 2000 on a pro forma basis).

SOLID BALANCE SHEET

The net bank debt at 2001 year end of 219 M€ is to be compared with the Consolidated Net Worth of 4,328 M€.

We remind you that the whole of the documents put at the disposal of the market on the occasion of the publication of 2001 Annual Results (press release and documents presented during the analyst meeting on 21 march) can be consulted on the LAGARDERE site at the following address:
http://www.lagardere.com/us/info_financieres/detail_actu.cfm?idn=2473&idt=81&nav=0

Version Femina

Ana Rosa Sells Like Hotcakes



© AR

Launched in October, AR is based on a concept invented in the USA, which draws readers through the name recognition of a celebrity. AR exceeded everyone's wildest hopes. All told, the first issue sold over 600,000 copies. This high "score" for its debut issue makes AR's launch the most successful in Spain in the last 20 years. www.ar-revista.com

Launch of Version Femina

Version Femina, the first European Women's Weekly Magazine, is sold at newsstands as a supplement to 32 regional daily newspapers through the weekend.

With a distribution of 3.6 million copies (9.2 million devoted readers), Version Femina is devoted to glamour and practical issues and has borrowed the best features from two women's magazines, Version Femme and Femina Hebdo.

From Version Femme, it gets its feminine touch with cover pages highlighting celebrities and stars and a current weekly news story. The practical side of Version Femina, its quality and wealth of information and its column content (covering cuisine, fashion, beauty, health, children, psychology, tourism, law, money, etc.) come from Femina Hebdo.

Version Femina will also regularly run (once a month to start) the special-interest column that appeared in Version Femme and will continue Femina Hebdo's regional column for the weekly dailies that it had previously featured.



© HFM

25 ans Magazine in Korea



Hachette Next Media, a joint venture created by Hachette Filipacchi Médias and the Korean group Next Media, launched the Korean version of the magazine 25 ans in February. The monthly's introduction marks the first foreign spin-off of the Japanese magazine of the same name, published by Hachette Fujingaho (a fully-owned HFM subsidiary). Hachette Next Media already publishes the Korean editions of ELLE and Première.

Afghan Women

Launch of the Woman's Magazine ROZ in Kabul

The woman's magazine Roz (Daylight) has just been launched in Kabul with the support of Hachette Filipacchi Médias, whose decision to become involved with the project helped to make the magazine a reality. The world's leading magazine publisher marshalled its magazine press expertise and international experience in aid of a charitable cause. ELLE magazine and its editorial staff set up the project, which was designed to give Afghan women a new source of information, knowledge and entertainment after years of silence and oppression. This mobilization of editorial staff is in keeping with the magazine's tradition, ever since its creation, of supporting initiatives aimed at improving the conditions of women throughout the world.





© Marion Ruggieri

Exemplary Women

Jack Kliger, the chairman and CEO of Hachette Filipacchi Magazines INC, welcomed Laura Bush and Libby Pataki (the wife of the governor of New York) to the first awards ceremony for the "Exemplary Women" trophies. Eight exceptional women involved in social or humanitarian work were honoured on the occasion by the magazine Woman's Day.



© DR

EDIF



In January Hachette Filipacchi Médias has acquired 100% of the capital of EDIF (Edizioni Italo Francesi). The magazines ELLE and ELLE Decor Italy are now wholly owned by Hachette Rusconi which is now involved in every segment of the general magazine press. In Italy, HFM is the top foreign publisher and the third-largest press group.

USA and Canada
20%

LAGARDERE MEDIA | Lagardère Media Abroad

1/ Germany, Hungary, Luxembourg, Poland, Czech Republic, Rumania
2/ Argentina, Brazil, Chile, Colombia
3/ Germany, the Netherlands, Switzerland
4/ Hungary, Poland, Czech Republic, Rumania, Ukraine
5/ Taiwan, Singapore, Thailand
6/ Germany, Belgium, Switzerland
7/ Bulgary, Hungary, Poland, Czech Republic, Rumania, Slovakia, Yugoslavia

Hachette Livre

Hachette Filipacchi Médias

Press (magazines and "PQR")

RELAY

Travel Retail

Hachette Distribution Services

Press Distribution

lagardere active radio international

(2)


HACHETTE LIVRE

Acquisition of Octopus







Hachette Livre has acquired the British publisher Octopus Publishing group.

The takeover of the top independent publisher of illustrated books in the United Kingdom marks a new step in Hachette Livre's international development, which had already been demonstrated by the acquisitions of Orion and Cassell in 1998, and the Spanish academic publisher Bruño last May. Founded by the eminent editor Lord Paul Hamlyn in 1971, Octopus comprises six trade publishing houses (general public and non-academic). In addition to these six "houses", Octopus has diversified into two other areas: Octopus Television (creation of documentary TV series) and Digital Octopus (marketing of digital content). Octopus's numbers are as follows: turnover of over 68 million Euros -half earned internationally (30% in Europe, 10% in North America)- 250 employees, 250 titles published annually, over 500 authors, a catalogue of 100,000 titles and ownership of most of its photographic library. With the acquisition of Octopus, Hachette Livre boasts turnover of roughly 180 million Euros (FRF 1.2 billion) in Great Britain, placing it fourth in sales in the country. Even more important, the Octopus and Orion pairing now ranks No. 1 in the British market in the fields of antiques and architecture, and No. 2 for art books. Observers give Hachette a 25% share of the British illustrated book market, which makes it the top general-interest publishers.


MITCHELL
BEAZLEY
MILLER'S


conran
OCTOPUS


PHILIP'S

hamlyn

France
44%

lagardere active
radio international

RELAY

Other Countries
4%

Europe
32%

Families on Top


GUIDE DU PARENT SOLO

LES DEVOIRS À LA MAISON
Comment font les parents

UN ADO QUI SE DROGUE
Comment font les parents

UN ENFANT TROP GROS
Comment font les parents

The Les Pratiques de Top Famille Magazine collection, co-published by Editions Filipacchi and Desclée de Brouwer, debuted in early January. The five books are written to help and advise parents, but stop short of handing them hard-and-fast rules. Titles of the new collection include Household Chores, When Your Teenager Takes Drugs and The Overweight Child.


maux de tête
60

anti-stress
60

anti-âge
60

Loads of Advice

In early January, Hachette Pratique and Santé-Vie launched a new collection of health guides, called 60 conseils : ten lively, up-to-the-minute titles covering contemporary topics. Chock-full of advice and solutions, the guides will focus on prevention, healthful living and non-traditional, gentle forms of medicine. Sample titles include Stress-beaters, Combating Headaches, Fully Fit and Getting the Sleep You Dream About.

Audio







Last March 12, Mediamétrie published the results of MediaCabSat's second survey, which includes cable and satellite channel audiences, covering the September 2001-February 2002 period.
Canal J still ranks third among special-interest channels among all viewer groups, earns it the top spot for youth-oriented special-interest channels. Even better, TiJi is making a strong debut: its audience share shot up by over 20% among 4- to 10-year-olds, to 3.5%. Canal J and TiJi capture 35% of the audience for youth-oriented special-interest shows.
On the music side, MCM has a firm hold on its position as the top cable and satellite music channel among viewers aged 4 and up, 15- to 24-year-olds and 15- to 34-year-olds.

GMT Productions
GMT Productions has begun filming the mini-series Jean Moulin in early March. It is scheduled to air in September on TF1.

TNT on the Net
Lagardère Media presents Focus on TV (http://www.lagardere.fr/tnt), an interactive flash site where you can find answers to all your questions about television. The site – also available in English – is divided into ten sections, which are rounded out by a glossary and a list of useful links.

LAGARDERE ACTIVE

Match TV settles in

Launched last 10 December, Match TV has begun to hit its stride.

Assessment and upcoming new programmes and events for Lagardere Active new station: the various shows are hitting their stride. For instance, J'y étais, hosted by Frédéric Lopez, has welcomed scores of guests (the attorney Vergès, actress Marie-France Pisier, photographer Jean-Marie Périer, actor Jacques Perrin, performer Arturo Brachetti and more) and introduced two new columnists: Father de La Morandais and Philippe Gougler. The show will even travel to various major urban centres on a regular basis. Its first off-site foray was scheduled for 1-5 April in Lyons. The team is also planned to go on location for a few days at the Cannes Film Festival.

Initial subscription rates are looking pretty positive. The first audience ratings will be available during the third sweep of MediaCabSat next July. Some discussions are on course with a view to distributing Match TV outside France.
www.match-tv.fr


MATCH
TV

E.D.I. becomes Lari


lagardere active
radio international


Europa


94.2 fm


Europa plus


RADIO SALÜ
101,7


F1


Rádió 1

Radio ZET

The birth of Lagardere Active Radio International

In early January, Europe Développement International "activated" itself and became Lagardere Active Radio International (LARI). This subsidiary, in charge of developing the group's radio activities abroad, is run from Paris. LARI has facilities in eight countries (Germany, Hungary, Luxembourg, Poland, South Africa, the Czech Republic, Romania and Russia/CIS). It currently encompasses 17 radio stations, 1,000 people and nearly 400 broadcast points serving a total population of more than 200 million individuals, which adds up to a total audience of 23 million people per day. The radio stations all have different names, formats and market positions, but they use the same research, organizational and marketing methods. LARI is the number-one radio operator, with 25% of the advertising market, in Central and Eastern Europe.
Outside Europe, LARI has invested in South Africa by acquiring a stake in the top radiostation in Johannesburg and Pretoria: Jacaranda.
In the view of Jean-Christophe Lestra -General Manager- : "Now we have to strengthen our position, and perhaps to penetrate new countries, if the opportunity arises."

Images International

Europe Images International, a programme acquisition and distribution company, has clinched a number of sales to television stations over the last several months. Below is a list of the most recent:
- **Fabio Montale** (GMT Productions), sold in Russia and the Czech Republic.
- **Julie Lescaut** (GMT Productions), sold to the Brazilian channel Globosat.
- **Joséphine Ange Gardien** (DEMD Productions), sold to the Série+ channel in Canada.
- **Champions de la nature** (animal documentary), purchased by the Discovery International channel.
- **Belphégor** (animated series) sold to the Forta channels in Spain.
- **100 one-hour cultural programmes** sold to the ArtsWorld channel in Great Britain.

MCM Gets Busy


Mezzo
la chaîne Opéra, Danse, Musique et Jazz

The new Mezzo has been laucnhed
The new Mezzo is focusing on four main themes (classical music, jazz, dance/opera and world music) and is a synthesis of what Muzzik and the old Mezzo did best. The station is available in 25 countries and has 1.5 million subscribers in France (via CanalSatellite, TPS, France Telecom Câble, Noos, NC Numericable...) and 7 million in Europe.
www.mezzo.fr and www.mezzo.tv

What's New in FM Radio


RFM
103.9
le meilleur de la musique

As of February, RFM's repositioning, which began in mid-November, is no longer leaving anything to chance. The station has a new, more "active" logo, a new format and a new signature ("The best of music"), tailor-made for its new target: 30- to 45-year-olds. RFM is the 'intergenerational' musical bridge between Europe 2/NRJ and Nostalgie," says Christophe Sabot, general manager of Europe 2 & RFM.
As far as Europe 2's position is concerned, it represents an objective unto itself: to be the music and general-interest challenger against the leader.

Roaring success for the Megastore launches in Montpellier (end of November 2001), Nice (December 2001) and Toulouse (April 11, 2002).

Questions to Frédéric Cazaux, Manager of the Virgin store in Toulouse:

© IDEUS MAKINA


Toulouse
Virgin

What is the strong point at Virgin Toulouse?
The service provided by competent sales staff who are friendly, helpful, pleasant and attentive.
Status report on the first days of trading?
Extremely busy, with over 8,000 checkout transactions: it was definitely the place to see and visit!
The figures were very good.
What still has to be worked at or smoothed out?
It will take 2 to 3 months for the basics and 6 months to be totally autonomous at all levels (organization, mastering the computer system, etc.).
The most important thing is to identify the needs and expectations of the people in Toulouse.
A few words in conclusion?
Along with the whole team, I am very proud and happy that our store inauguration and first days of trading were so successful. This is when the real work starts: we now have to exceed our targets and satisfy the people of Toulouse!

Forthcoming launches

- Nantes Beaulieu
- Paris Barbès
- Melun-Sénart

Extensions

- Dunkirk
- Belle-Epine
- Quatre Temps La Défense

Virgin Megastore Toulouse | Virgin Megastore Montpellier | Virgin Megastore Nice



© Charly Hel — © Philippe Dureuil — © Jean-Pierre FIZET

Virgin Megastore Toulouse in a few figures

- 45 employees
- Floor space: 1,800 square meters on 3 levels
- Music: 90,000 records 30,000 product references
- Video-Multimedia: Video : 1 500 items 5 000 product references Multimedia: 10 000 items 1 135 product references
- Bookshop: 55 000 books 35 000 product references
- Stationery: 45 000 items 1 690 product references
- Other: 25,0000 records for digital playback 92 headphone points

Virgin Megastore Montpellier in a few figures

- 40 employees
- Floor space : 1,700 square meters (sales) on 2 levels
- Music: 75 000 records 24 000 product references
- Video-Multimedia: Video: 18 000 items 4 800 product references Multimedia : 11 000 items 2 000 product references
- Bookshop: 45 000 books 20 000 product references
- Other: No net sound system 76 headphone points

Virgin Megastore Nice in a few figures

- 38 employees
- Floor space: 2 200 m^2 sur 3 niveaux
- Music: 60 000 records 23 000 product references
- Video-Multimédia : Video: 17 000 items 5 500 product references Multimedia: 10 000 items 2 000 product references
- Bookshop: 90 000 books 40 000 product references
- Stationery: 73 000 items 4 200 product references
- Other: No net sound system 65 headphone points

 Exceeds Its Targets


A380

© EADS

EADS surpassed every one of its financial goals in 2001

Presentation of EADS annual results on March 18 highlighted a 27% increase in sales (the target was 20%) and a 21% increase in earnings from operations. Its EBIT (before depreciation of goodwill and extraordinary entries) of 1.7 billion euros surpassed its growth target of 15%. Further measures have been taken to maintain the 2002 pre-R&D EBIT margin at the 2001 level, or roughly 12%. The company's EBIT breakdown is as follows: 1.655 million euros against 1.412 million in 2000 in the Airbus division, and a positive EBIT of 1 million euros in the Military Transport Planes division in 2001, pending the A400 M contract, which will generate exceptional growth. The EBIT of the Aeronautics division climbed 4%, to 308 million euros (296 million in 2000), while its operations margin held steady at 6%. The Space division reported operating losses of 222 million euros, caused by high, non-recurrent expenses arising essentially from the restructuring and depreciation of investment holdings. The Civil and Defense Systems division managed to reduce its operating losses and should be profitable during the second half of 2001.

In the opinion of Philippe Camus and Rainer Hertrich, the CEOs of EADS, "EADS is a very solid company and we are continuing to do what is necessary to protect the security of our future profits and expand our defense-related business."

Other figures: earnings per share before goodwill and exceptional entries rose to 1.16 euros, and at the end of 2001 net cash flow topped 1.5 billion euros. In addition, as it did for the 2000 business year, EADS's Board of Directors plans to propose a dividend of 0.50 euro per share, reflecting the "great business successes of EADS in 2001."

MATRA AUTOMOBILE A Campaign Featuring The Avantime



© Renault

M72



© Matra


MATRA

During the Geneva Auto Show, the launch of the M72 in the first half of 2003 was confirmed. The sneak preview of a new version of the 50-hp "roadster" was presented. The latter follows the presentation at the last Mondial de Paris of the Matra 20-hp M72 "concept car," which will also roll off the production lines of the Romorantin factory. The first car marketed under the Matra name since 1967, the Matra M72 will be distributed by its traditional automobile partners. This means Renault will continue to enjoy a special relationship with the revived brand. Other partners, from such new industries as recreational commerce, will also contribute their know-how. Plans for another, equally innovative car were also announced in Geneva.

http://www.matra72.com/index.html



LAGARDERE MÉDIA | **Generational Questions**



Young people between the ages of 18 and 24 tend to have a lot to say – if you listen to them and take them seriously. That is exactly what Generational Questions set out to do.

The twenty young people, all between the ages of 18 and 24, represent the new generation, the one that will take over in a few years – that is, they will if adults can see their way clear to giving them a proper hearing, because as things stand now, the ears of the older generations are all but closed. Such indifference is what prompted Arnaud Lagardère to give these young people a public forum.

Taking advantage of the pre-electoral period, when France is in a mood to debate and listen, Lagardère Media teamed up with the national daily press on an initiative dubbed Generational Questions. Thierry Funck-Brentano, VP of Human Relations and Communication, explains: "We wanted to give some six million young people – usually reduced to statistics, clichés and to silence, for all practical purposes – a chance to express themselves. About what? Whatever themes and topics preoccupy them. Where? In the primary national daily newspapers, which they rarely read themselves. How? By interviewing the public figures of their choice, who would otherwise be inaccessible to them."

So France's eight largest dailies – Le Monde, L'Equipe, Les Echos, La Croix, Le Figaro, l'Humanité, la Tribune and Le Journal du Dimanche – agreed to take part in Lagardère Media's initiative. They opened up their editorial pages and columns to these reporters-for-a-day, who set out to interview such French luminaries as professor Axel Kahn, banker Jean Peyrelevade, government minister Hubert Védrine, author Amélie Nothomb, coach Guy Roux, musician Etienne Daho or reporter Maryse Burgot. "Generational Questions is all about meeting people," explains Arnaud Lagardère. Readers meet 20 young people, chosen to represent the diversity of their generation as well as its topics of interest, worries, fads, dreams and audacity.



© A. Beauvais pr HR Gardens

La Croix
Les Echos
L'EQUIPE
LE FIGARO
Le Journal du Dimanche
Le Monde
La Tribune

Hachette foundation | **Bursaries 2002**

Applications for Hachette Foundation Bursaries 2002 can be submitted up to June 17th!

2002: Promotion of the 100th award winner.
Every year, the Hachette Foundation awards six bursaries worth a total of 150,000 euros to encourage creativity in the writing, audiovisual and digital professions. This year, for the thirteenth year running, the Hachette Foundation will once again help young professionals from all over the world to realize a cherished project in written fiction, film, documentary or digital creation. Applicants should be under thirty years of age and speak French.
To obtain an application form, applicants may call now on 0 825 05 47 53 or download a form from the Hachette Foundation's website at: www.fondation-hachette.org
Application forms should be returned no later than June 17, 2002. For further information, contact Stéphane Vigand:

Tel. 33 (0) 1 40 69 18 84 - email: fondhachette@lagardere.fr

SHAREHOLDERS' NOTEBOOK

Lagardere relative to the CAC 40 and DJ STOXX MEDIA, from 1st January, 1999 to 24th April, 2002.

Lagardere share

Stock Market	Stock Market Paris Premier Marché - SRD
SICOVAM Code	13021
High (*)	€54.85
Low (*)	€41.92
Number of shares at 1st January, 2002	138,668,672
Market capitalisation (€ billion)	7.26
Average daily trading volume (**)	498,643
Dividends for 2001(***) (paid from May 29, 2002)	Net : €0.78 Tax credit : €0.39 Gross : €1.17

(*) Since January 1, 2002
(**) Average from January to March 2002
(***) proposed at Shareholders' General Meeting on May 23, 2002


300
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LAGARDERE
DJ STOXX MEDIA
CAC40
Source : DATASTREAM

upcoming events

• **Shareholders's General Meeting: Thursday 23 May, 2002**
For further information, please consult our site:
http://www.lagardere.com/info_financieres/actionnaires_ag_participer.shtml

• **Meetings to be held outside Paris (to be confirmed):**
- Thursday 30 May: Grenoble
- Tuesday 11 June: Nantes
- Thursday 10 October: Reims
- Tuesday 5 November: Nîmes

shareholders' consultative committee

A workgroup devoted to improving the means of communication towards individual shareholders met in January.
Three new members (Messrs André Balligand, Gérard Clinquart, Ove Lange) attended their first Consultative Committee meeting on the occasion of the plenary session that was held on March 29. The Committee will hold meeting in October.


LAGARDERE

Contacts:
Centre d'information des actionnaires de Lagardère SCA
121 avenue de Malakoff
75216 Paris Cedex 16
Telephone:
33.1.01.40.69.20.73.
Internet :
http//www.lagardere.com
Financial Information:
http//www.lagardere.com/us/info_financieres/index.cfm
E.mail:
lalettre@lagardere.fr

Agence Le Goff & Gabarra SARL

LAGARDERE

february 2001

Letter to our shareholders



Arnaud Lagardère : "We'll be judged on the long term"





Arnaud Lagardère has been at the helm of Lagardère Media for the past two years -strategy declared, course held and first goals achieved... Through the Letter, he shares with the Company's shareholders his short, medium and long-term vision of things and his strength of conviction.













A classification in the November issue of France's economics review, Le Nouvel Economiste, puts Lagardère SCA at the head of all French communications and media groups, ahead of Publicis and Havas Advertising. Are you satisfied?

Arnaud Lagardère: Yes and no! It's satisfying because Le Nouvel Economiste and others see us now as a media group, and it reinforces the strategy I defined two years ago. It's satisfying for the team, too. What we announced, we have done, and we were able to do it thanks to all our company's media players. But be careful, I am always wary of classifications, which are nothing more than an evanescent snapshot of any given moment in the life of a company. It's important to remember that we'll be judged on the long term because our strategy is a long-term one. And our goals are global, not just French.



In the same report Le Nouvel Economiste puts Lagardère as the French leader in the aeronautics industry after creating EADS. Is that also something you are proud of?

AL: You bet. Because the creation of EADS is first of all a victory for Jean-Luc Lagardère and his team and, through him, a victory for a certain number of basic company values, the value of long-term industrial strategy, respect for our partners, steadiness in applying this strategy, fidelity to our commitments, ardor and combativeness... Well, everything that enables EADS to be seen today as a great European and world player in aeronautics. All of which should inspire us for what we wish to build for the media.

Indeed, hasn't the strength and originality of Lagardère throughout its history been to know how to encourage the coexistence of people and teams from different horizons?

AL: Yes, and that is just what truly distinguishes us in the French industrial landscape. *You know, a corporation is forged through its successes and its* failures. Everything that makes up its culture and identity in short. Historically we were successful with the automobile in Formula-one racing and the Le Mans 24-hour race. It was important since it laid the foundations with us for a powerful spirit and driving force, the competitive spirit. Then there was television with TF1, La 5 and Thomson where we showed we could hold on and bounce back from adversity. And today there are EADS and the media. We have an incredibly rich past in both bad moments and good. And it has been the women and men of Lagardère who have hammered it out, due to their differences in culture, professions and character.

What triggered your move to the media? When did you say to yourself, "That's where the company's future lies"?

AL: Two things. First before going to the United States to work at Grolier. When I was working for the company in Paris. I was given the new media to break me in. It was by listening and by diving into what would become the Internet that I began to understand the changes in communications that we were about to go through. And there was a need to position ourselves and fast. And all of that was confirmed when I went to Grolier Inc. in the US. I realized that Lagardère had a head start in France in these new fields. Most of all I realized that the key factors of success were our brands and our contents, an idea that was wide-spread in the States but still obscured in France by the rule of heavy industry.

Would you mind going back over the different phases you've been through after your return from the States?

AL: What really hit home was the lack of teamwork. The company was a victim of individual syndromes. I had the feeling that we had talented people playing on their own, each in his or her own corner, but certainly not in the same game. You had four entities working independently. After looking at the situation, I decided to do something about it. Because the times called for it, because the digital era required it, and because it was a matter of networking rather than cumbersome vertical (suite p.2) ▶


© Gérard Bedeau

(Cont'd.from p.2) ▶operations. Obviously it was a long-term job requiring subtlety and fine-tuning. You can't change a company culture like Hachette all at once and certainly not from one day to the next. Naturally enough we decided to create Lagardère Media which meant symbolically and operationally laying the foundations of a modernness that was essential for the group. Two important agreements followed: the one with Canal and the other with Deutsche Telekom. They enabled us to legitimize our change in strategy. To confirm it. Now we have entered a new phase where we are improving our creativity and our profitability in each of the Lagardère Media branches.



Is that why you've beefed up the team around you?

AL: Yes, and I can tell you that with only a few exceptions it is ready. It has been strengthened in the strategy and development aspects, in operations and in communications. It is composed both of experienced people from the company and a new generation of men and women. It's a good spread. Really good, a team of thoroughbreds.



Do you have a developmental model for Lagardère Media? Group or corporational operations?

AL: To start with, I don't think there is such a thing as a model for a group or a corporation. Each company adapts its operations to its past and its own culture. For Lagardère Media I would say we just need more synergy than before. It is a guarantee of higher efficiency and the markets demand it. Having said that, we can't have top-quality branch managers without making them accountable for their activities and the fields they know better than anyone else. If I have a model it's one of the right balance between autonomy of the branches and the need to have and apply a global vision. Now I believe in team work and networking, not archaic, pyramidal processes. I'd say that if we had to have a developmental model it would occur over time. We don't act in the short- and medium-term. Our strength lies in our having the flexibility necessary for adapting to the rapidly changing world while keeping our strategy on course.


CORSE



How do you see yourself in your daily job? As an orchestra conductor or perhaps a two-star general?


mcity.fr

AL: Not as a general because generals rarely fight alongside their troops. Not as a conductor either because although they often know how to play any number of instruments admirably, when it comes to the concert, they play none. No, I see myself more as a mover or perhaps as a team captain. The captain is on the field with his men. He has to accept victory and defeat with them in a hands-on way.


RELAY

What's been your biggest success since you've returned from America?


pariscope

AL: Simply coming back from America. To have had the will, the deep-seated desire to leave a fabulous country and return to France to fight alongside my own. More seriously, my luck - I wouldn't say "success"- is knowing how to share with the teams I work with and having the chance to do it since 1998.


LA CHAINE METEO

We are seeing an increase in the number of joint projects with regards to several Lagardère Media's four sectors, an intensification of exchanging information, and more internal mobility in terms of human resources. Are these positive signs for you?


La Provence

AL: I am all for throwing people and genres together. You have to change and evolve, and I think we are on the right track for taking on the challenges that the media will throw up to us in the next few years. Having said that, it's only a start, and there is still lots for us to do to reach our critical mass in the media.


télé 7 JOURS
Câble Satellites

Does the regrouping of Europe 1 Communication and Lagardère.net under the same banner -Lagardere Active- illustrate this phase? Does it constitute a critical mass for the audiovisual and the new media?

AL: Yes, and I would say that it is facilitated by sectors that are fairly close and very complementary. Lagardere Active has been welcomed by the people who make it up. It answers the needs expressed by its players to know each other better and have more exchange between them.


MATCH

 2

"A new image containing both openness and adaptability"

"It has to be clear that digital TV is, in terms of opportunities, comparable to what FM radio was in France in the 80's"

BON VOYAGE

"One for all and all for one. That is really what should motivate the men and women of Lagardère"

Europe 1

lagardere active
lagardere active
lagardere active
lagardere active
lagardere active
lagardere active

We are going to see to that, and we'll do everything possible to ensure it.

Which means that there'll be a team of facilitators for Lagardere Active?

AL: Facilitators for sure, but once again, not the corporate behemoth that takes over from the branches. Still this question of balance.

Is the attention that you give to Lagardere Active directly linked to the positioning and ambition that you have in the field of digital television?

AL: It has to be clear that digital TV is, in terms of opportunities, comparable to what FM radio was in France in the 80s. There have been and there will always be historical players. There were new contributors who developed a more targeted strategy, and it gave rise to independent radio. Groups like NRJ, for example. I am deeply convinced that the television landscape will go through the same developments, and we simply cannot be absent from that competition. Lagardere Active has been thought about and built for that, and we have some very serious advantages at our disposal. We have assembled know-how and the critical mass for creating new specialized channels. Lagardere Active and Lagardère Media give us real legitimacy in this new area.

What does the Lagardere Active logo mean to you?

AL: First of all we wanted to retain the Lagardère name because it conveys a certain number of strong qualities, loyalty, entrepreneurship and long-term strategy... And then we decided to add a suffix, i.e. "Active". It doesn't refer to technology, rather to dynamics and creativity. As to the logo which the Letter's readers are seeing for the first time, we liked it because it is closer to individuals; it's original and points up our determination to focus our attention on contents and exchange more than on technical and vertical integration. We stayed simple by retaining Lagardère and were innovative by creating a new image containing both openness and adaptability.

You know better than most the Jean-Luc Lagardère story. Are you inspired by it?

AL: Jean-Luc Lagardère's success is due to three things: first of all he's got a fierce sense of independence and freedom. Secondly, he is courageous and endowed with extraordinary strength of character. And thirdly he's got an instinct that has never let him down, an instinct about people and projects. So yes, I get inspiration from him and from what he transmits to me. All the more for the fact that I never went through that phase where I systematically stood up against my father. Just the opposite in fact, when I was little I made up my mind to build my career with him, and he has proved to be an extraordinary coach.

When did you realize your fate was linked with Lagardère?

AL: Probably in December of 1999 when we were negotiating with Canal Plus and Deutsche Telekom. It was then that I felt I was totally in the group and that I was earning my legitimacy among my own.

What makes you run?

AL. Realizing the major ambitions I have for the Group, making sure all the employees are involved with these ambitions and happy. For if you are not happy in your job, you can't be efficient. The Group also needs to continually improve efficiency in order to accompany its development, the better to meet the expectations of our vital partners the shareholders ■

ELLE.com






ELLE



ELLE



"Think global, act local..."

With its on-going policy of developing interactive TV and within the framework of its partnership with Canal Plus, Lagardere Active recently bought 95 % of the Journal de Chez Vous (Your Home Journal or JDCV), an interactive proximity news channel (accessible through TPS 15 and Canalsatellite 128).

LE JOURNAL DE CHEZ VOUS

The Journal de Chez Vous is produced in La Rochelle by a 40-person team that includes 25 journalists. There is a computer on every desk in the open-space editorial room, and a lot of TV screens hanging on the walls. It's a space for making interactive television.

Behind the screen is a group of journalists (averaging 28 years of age). They are working in teams on one of the 20 French regions covered by JDCV. They cover all fields: local news, practical information and cultural and community life. "We are the leading national medium for giving local information," says Anne Libis, JDCV's financial director... The entire editorial staff writes no fewer than 1,500 shorts every day. At JDCV national news is turned into practical information, e.g. when the great Christmas storm of 1999 struck, the station featured all emergency services, and more recently during the fuel shortage, you could find a list of the gas stations with gas still in stock. With the entry by Lagardere Active into JDCV's capital and management, the station will be able to shift into higher gear by taking advantage of the many synergies with the company. Sure, the acquisition has only just happened, but a lot of Lagardere Active's people have already made the trip to la Rochelle. Editorial, ad agency, specialist channel and Internet bosses from the company are already working daily to integrate JDCV into the editorial and commercial dynamic of Lagardere Active. It's true that the outlook is attractive. 2.5 million subscribers to CanalSatellite and to TPS already receive Journal de Chez Vous, and the cable will be coming soon.

Local advertisers are very much drawn to this new medium that combines interactivity, local news and television and enables them to effectively reach a sizable, targeted and captive audience. The initial advertising results that are in the millions of francs are promising. The special relationship that exists between Hachette Filipacchi Média and the regional daily press will be equally important for future JDCV development.

Beyond interactive television, the quality and wealth of the Journal's local contents will soon be distributed on other platforms, in particular the Web, of course, but also mobile phones and perhaps digital wave-lengths. To be continued in other words, on channel 128 on Canal Satellite... ■

Le Journal de Chez Vous sponsored the Telethon 2000

From December 1-11, Le Journal de Chez Vous took part in the Telethon 2000 by offering information on the 22.000 field events, département by département. A special Telethon section was dedicated to this operation.

Yet more for more travelers!







© HDS DR

With its recent acquisition of DFA, Hachette Distribution Services (HDS) has strengthened its position in airport business.

Less than a year after launching the Relay brand-name, HDS has added to its services to travelers by buying out DFA, a company of the Saresco group with business activities in French and Asian airports.

The acquisition falls in the key developmental sector of travel and makes HDS the world's 4th largest operator of airport businesses. "On the strength of Relay's international success, says Louis de Bourgoing, HDS's executive vice-president, "we want to develop complementary business formulae to meet the demands of business-surface developers in airports on the one hand and on the other, travelers' expectations."

It is a very key sector when you consider that air traffic is meant to double within ten years. DFA is France's leading airport-business company with sales of 1,5 billion francs and 90 shops at Roissy-Charles-de-Gaulle, Lyons and in the Asia Pacific. They sell products selected from the most prestigious brand-names in fashion, cosmetics, the art of the table and the art of living under specific trade names like Cosmopole (the shop for the perfect traveler), The Gourmet Shop, Christofle and Réunion des Musées Nationaux.

At first and while maintaining the goal of winning new concessions, HDS, which now makes more than of a third of its sales in the realm of travel, intends to strengthen DFA's leading position ■


extrapole

Extrapole: Serial openings

Extrapole, the logo of which has just changed, opened its third regional store in last September with a 1,600-m2 space in the heart of Rouen in Normandy. At the end of October it was Rosny's turn to see the opening of a cultural multimedia store, the 6th sales outlet in the greater Paris region. In the fall of 2001 a new, 3,000-m2 store will open in Nice on the Côte d'Azur.

Maximal offers the max for men

The launch of the latest from Hachette Filipacchi Médias at the end of October in France: "Maximal".

Other notable launches:

- In the Czech Republic, Marianne, a new top-of-the-range women's monthly magazine designed for the 30-45 age group;
- In India, Elle Décor Inde, the first interior design magazine offering a range of decors both Indian and international, enhanced with shopping hints and practical tips;
- And in Poland, Elle Décoration Pologne.

Maxim, the celebrated English-language magazine that sells 3 million copies in the United States, is already sold in Italy, Greece, Holland, South Africa and Israel. The French adaptation, through acquisition of the Maxim license, is called Maximal. For the first four issues it will be published at 400,000 copies and is now at sale in news stands for 18 francs.

Maximal is a general interest magazine with a humorous editorial line, and deals with all the subjects that especially concern "29-39 year old" men : women, work, politics, economy, law, fashion, sport, going out, but also... culinary matters and children. The vocation of the magazine is to help this generation to get more out of life, whether that is within the framework of the family, marriage, professional or social life, but always in a light-heartedly, invigorating way and full of humour.

Gérard Ponson, director of both Maximal and Entrevue, has united talented people to put together a magazine of high editorial and photographic quality, beginning with the chief editor Christophe Bourseiller, but also Emmanuel Chain who each month meets with leaders who are under the news' spot lights, and Phillipe Vandel, Ariel Wizmann and Jean Montaldo. Famous Anglo-saxon and French photographers are also collaborationg, among these Jean Marie Perier, who did the cover for the launch issue and Yann Arthus-Bertrand ▪

Get cooking!

Two new collections are published by Marabout on the leading practical guides market, i.e. cooking. In the 6 titles of the "Marabout Chef" series, you have easy recipes presented "as in a magazine" (42 francs). "Pour débutants" (Cooking For Beginners) are three albums that make cooking accessible to everybody (99 francs). Also watch for Le Grand livre de la cuisine Elle (The Big Elle Cookbook, 299 francs) from Editions Filipacchi.


WOK

A new addition to the Hafimage Album

As announced in the October 2000 Letter, Hachette Filipacchi Médias is strengthening its photograph sector, through the subsidiary Hafimage, with a recent majority interest (70%) in the capital of Rapho.


ELLE
DECOR

In South Korea, Hachette Filipacchi Médias and Next Media, the Korean Group specializing in dailies and owner of cable channels, have signed an agreement to set up a joint-venture: Hachette Next Media. The new company will publish the magazines Elle and Première, previously published in Korea under license by Hankook Mass Media. Elle was the first foreign women's magazine to produce a Korean version.

Founded in 1993, the photography agency Group Rapho includes the agency Top, specializing in illustrations (cooking, interior design, luxury tourism, etc.) and the agency Rapho. Rapho is the oldest French press photography agency, which has a particularly strong presence in the field of magazine features, and has welcomed such famous photographers as Robert Doisneau, Willy Ronis and Janine Niepce. Rapho's archives include 4 million stills, which account for 80% of total sales amounting to 3.8 million euros.

This acquisition is part of HFM's development strategy geared at increasing presence in the various segments of the market for photos and improving the quality of photographic production.

The approach was instigated in September 1999, with the takeover of Gamma, a large News agency, followed last summer by the acquisitions of two agencies specializing in illustrations (Jacana and Hoa-Qui), then again in the autumn with the acquisitions of Katz, devoted to "people" photographs, and Keystone, famous for its historical archives, and, finally, Rapho ▪


Rapho
agence photographique





Paris Match illustrates Le Monde

The new magazine launched on 9 November and published to the tune of 195,000 copies, Le Monde 2, is published by Presse Issy SA, a company in which Hachette Filipacchi Médias (HFM) has a minority stake. An illustrated collection of the best articles in Le Monde, this monthly (costing about 20 francs) has access to the HFM photo archives, in particular to those of Paris Match.

A380 Launch Official

EADS European Aeronautic Defence and Space Company welcomes Tuesday's decision by the Airbus supervisory board to launch the A380-programme.


A380
A380

© Jean-Philippe Arles / Reuters / MAXPPP

"The A380 is set to become the flagship of Europe's aerospace industry. We are now doing another step beyond by offering the largest and most up-to-date passenger aircraft in the world," explained the two Chairmen of the EADS Board Manfred Bischoff and Jean-Luc Lagardère in support of the decision. "The extremely positive reactions on the markets show that the A380 meets the customers' needs in an optimal manner."

The Co-Chief Executive Officers of EADS, Philippe Camus and Rainer Hertrich, stated: "EADS is the indispensable prerequisite for the promising A380 business case. By integrating the franco-german-spanish national champions in aerospace into EADS we have achieved the technological and financial basis for such a challenging programme. We are fully committed to make A380 a success. It will help leading EADS into a new dimension of profitable growth."

Airbus CEO Noël Forgeard stressed the significance of the programme for the range of products offered by Airbus: "With the launch of the A380 we are now closing the final large gap in our product spectrum. We are now able to offer aircraft in all the categories from single-aisle via widebody to megaliner and can therefore fulfil all the wishes our customers may have."

The A380 is to be offered in five passenger versions with capacities ranging from 481 to 656 seats and a freighter version with a 150 tonnes payload capability. Up to now, 50 firm commitments have been received from six airlines with options on a further 40 aircraft. Final assembly of the A380 is to take place at Toulouse and Hamburg is where entire fitting-out of the interior and application of the paintwork are to be carried out. The maiden flight is planned for the year 2004, with the first production aircraft entering service early in 2006 ■







The new Airbus company

January 8: EADS and BAe Systems announced the creation of AIC – Airbus Integrated Company, six months after their agreement in principle to transform the European consortium into a private company. Airbus will be officially set up at the end of February 2001 (to be retroactive from January 1st 2001). Airbus is now operational as an integrated stand-alone company, with 80% of the capital held by EADS and 20% by BAe Systems. The company employs about 40,000 people in France, Germany, Spain and the United Kingdom, and 1999 pro-forma consolidated sales amounted to a hefty 15.7 billions euros ■



11th Foundation Awards Ceremony



© B. Bachelet / Dalmasso

Around Jean-Luc Lagardère, Bruno Barbey, Nicolas Seydoux, Jacques Attali, Edmonde Charles-Roux and Franz-Olivier Giesbert.

There was a change of venue for the Hachette Foundation's 11th annual awards ceremony. Last year the ceremony took place at the cavernous Chaillot National Theater. Last November it was held in the roomy and modern confines of the Pompidou Center. Jean-Luc Lagardère set the tone in his introductory speech, "encouraging culture in all its forms is one of the company's great missions. Which is why seeing young talents of tomorrow being born today is always a moment of strong emotion and pride."

This year's winners were particularly numerous, for to the six grants normally awarded (young writer, journalist, photographer, movie producer, TV scriptwriter and digital creator) the juries added three special prizes. There were a total of nine new winners who clambered on stage to receive their prizes from jury presidents and MCM presenters Lynda Lacoste and Mô and to give a run-down of their current projects.

The Foundation's guests were also joined by several former prize-winners (including Yann Apperry to sign his latest novel, Diabolus in Musica, Medicis 2000 prize winner, published by Grasset) ■

Relay celebrates the world's children

Less than one year after the launch of Relay, the leading international brand name in the world of travel, the press distribution chain joined with Unicef last December to support the cause of children's rights throughout the world. Through the operation entitled "Fêtons les enfants du monde" (celebrate the world's children), which took place in Relay stores in Europe and North America, over 50 million people were made aware of Unicef's action in the fields of health and education, and were invited to send in donations to the organization.

Winners for Journalism | Digital-Creator Winners | Winners for Photography | TV Scriptwriting Winner | Writer Award Winners | Movie-Producer Award Winner







Maya Kandel and Ariane Singer with Franz-Olivier Giesbert

Jacques Attali between Jaff Ragottaz and Marine Nessi

Bruno Barbey and Lynda Lacoste present Savah Caron and Rip Hopkins with their awards

Charles Dudoignon-Valade and Didier Decoin

Edmonde Charles-Roux congratulates Frank Bijou and François-Xavier Molia

Lynda Lacoste, Antoine Rein and Nicolas Seydoux

1ST ONLINE DONATION SITE

For the first time, welfare and humanitarian organizations that are members of the Code of Conduct Committee (Comité de la Charte de Déontologie) have come together on a single site: www.aidez.org. The site was set up at the initiative of Club-Internet, with the support of Atos Origin, and is the first secure online donation site of its kind. For Fabrice Sergent, CEO of T-Online France Club-Internet: "All good causes must be defended and the Internet is a powerful tool for their promotion. For the past 5 years, we have been approaching the Internet from every aspect, and today, we are concentrating on the welfare and humanitarian dimension."

The Web surfer can now click on www.aidez.org and choose a cause or an organization (Action sociale, Enfance, Handicaps, International, Lutte contre la pauvreté, Santé, etc.) and send in a donation via the Internet, using a secure payment method.

Code of ethics to the forefront

All the organizations represented on the site are members of the Comité de la Charte de Déontologie for welfare and humanitarian organizations that appeal to the public's generosity. Set up in November 1989, the Committee is the expression of a common determination to draw up a code of conduct for appeals to the generosity of the public and ensure it is applied by the welfare and humanitarian organizations who each year become certified as members.

Donations are paid in full to the selected charity organization

www.aidez.org guarantees that the donation is paid in full to the designated organization. Atos Origin (3rd largest Computer Services company in Europe) ensures that payments are secure, and Club-Internet hosts the site, enabling donors to contact the organization of their choice ■

Member organisations:

ACAT - ACTION DES CHRETIENS POUR L'ABOLITION DE LA TORTURE
AIDE ET ACTION
APF - ASSOC. PARALYSES DE FRANCE
CFSI - COMITE FRANCAIS POUR LA SOLIDARITE INTERNATIONALE
CRF - CROIX ROUGE FRANÇAISE
DELTA 7 FDF
FDF - FONDATION DE FRANCE
FDH - FRERES DES HOMMES
FONDATION DE L'AVENIR
FRM - FONDATION RECHERCHE MEDICALE
HABITAT ET HUMANISME FEDERATION
INSTITUT PASTEUR
LNCC - LIGUE NATIONALE CONTRE LE CANCER
MVE - MOUVEMENT VILLAGES D'ENFANTS
PARTAGE UEPLM - UN ENFANT PAR LA MAIN
VILLAGES D'ENFANTS SOS DE FRANCE



Distinction

The 21 talents for the 21st. century Campaign
wins the Prix Stratégies for the best institutional campaign of 2000. This annual prize, which is in recognition of the best employee communications campaign, has been won for the second time in five years by the Human Resources communications team of the Lagardère group. A jury of communications specialists from advertising media planning agencies and corporates today selected Lagardère's campaign from among over 130 competitors in recognition of its "originality, boldness, creativity and free style". The campaign, based on a questionnaire on Proust, provided a "portrait of the generation that will shape the century" in the words of 21 talented young people.

LAGARDERE NEW PORTAL

A mouse in hand



Surfers have a new portal opening up in December: www.lagardere.com, co-ordinated by the company's corporate communications department and produced by Le Studio Grolier.

Online: Lagardère Médias's latest "products and services" in the fields of digital, books, press and distribution. Also institutional features (financials, key data, data banks...), not to mention flash modules introducing new technology where the group is active (e.g. digital TV). Targeting all of the group's professional audiences, shareholders and potential candidates, this information is given in English and French and is occasionally accompanied by sound and video.

The new portal also offers guidance tools for enabling surfers to look for group companies, entities and resources by professions, countries, key words and so forth ▪

Discover without further delay the financial information pages of Lagardère new site: www.lagardere.com/us/info_financieres/index.cfm

SHAREHOLDERS'S NOTEBOOK

Capital stock

Number of shares making up Lagardère SCA's capital stock at January 1, 2001: **137,573,338 shares,** following the issue of 343,534 new shares upon the exercise of share options between June 14, 2000 and December 31, 2000; and the issue of 357,407 new shares on the occasion of the share capital increase reserved for employees during the second half of the year.

On January 1, 2001, the Company's capital stock thus amounted to **838,916,807.05 euros** (FRF 5,502,933,520).

LAGARDERE relative to the CAC 40 & DJ STOXX MEDIA (from January 1, 1999 to February 1, 2001)



300
250
200
150
100
60
J F M A M J J A S O N D J F M A M J J A S O N D J
LAGARDERE
DJ STOXX MEDIA
CAC40
DATASTREAM Source

Conferences to be held in various cities in France (to be confirmed):

March 12: Strasbourg
November 8: Montpellier
November 28: Tours

Shareholders' Consultative Committee

The next plenary meeting of the Shareholders Consultative Committee will be held in April 2001.

LAGARDERE

Contacts:
Centre d'information des actionnaires de Lagardère SCA
121 avenue de Malakoff
75216 Paris Cedex 16
Phone number:
33.1.40.69.20.73.
Internet:
http://www.lagardere.com/us
E.mail:
lalettre@lagardere.fr

Agence Le Goff & Galiana SARL avec OTT imprimeur

Letter to our SHAREHOLDERS LAGARDERE

January 2000

EDITORIAL

Dear Shareholder,

LAGARDERE soars ahead: the last few months could be summarized in this phrase.

The alliance set up with ***CANAL+*** has propelled our Group among the leading players in digital television in Europe.

New theme channels based on LAGARDERE MEDIAS' brands and domains, as well as interactive services, offer our Group considerable development potential both in France and on an international scale.

Added to the Internet, radio, press and books, with digital television LAGARDÈRE *now covers the entire spectrum of media* industries.

As a leader in its core businesses, LAGARDERE MEDIAS is creative and innovative, a depository of extensive experience accrued in the high technology sector as evidenced by the successful implementation of complex alliances, and has the advantage of both an international presence (Europe, North America and Asia) and first-rate brand names (Club Internet, Europe 1, Europe 2, RFM,MCM, Canal J, La Chaîne Météo, Guide du Routard, Les Guides Bleus, Relay, Paris-Match,Elle, Car&Driver, etc.). **These assets provide LAGARDERE MEDIAS with the resources required to take full advantage of the explosion in digital technology and, ultimately, to become one of the leading groups in communication and the media world-wide.**

On the first page of the previous Letter there was a last minute news item: "Aerospatiale Matra and Dasa are now the 3rd largest aeronautics and space group in the world".

Since then, several major events have occurred in this context.

Europe's aeronautics giant was created in less than a month, with the founding of EADS -European Aeronautic Defence and Space Company- as a result of the merger of Aerospatiale Matra and DaimlerChrysler Aerospace. A few weeks later, EADS extended



© E & G Nojaroff

the scope of the agreement to include the Spanish firm Casa (Construcciones Aeronauticas S.A.).

With a workforce of 96,000 and total sales (proforma 1998) of 21 billion euros (approximately FF 137 billion), EADS will be one of the three largest players in the aerospace and defense industries worldwide, and the largest in Europe. The Board of Directors will be jointly chaired by Jean-Luc Lagardère and Manfred Bischoff. The management of EADS will be entrusted to an executive committee jointly chaired by Philippe Camus (Co-Chief Executive Officer of LAGARDERE SCA) and Rainer Hertrich.

Only a few days after the announcement of the creation of EADS, two new European entities emerged:

• Astrium, which symbolizes European space.
Born of the merger between Franco-British firm Matra Marconi Space and the aerospace division of DaimlerChrysler Aerospace, Astrium will be the largest European aerospace firm.
Over the coming months, Astrium is expected to welcome into its ranks Alenia Spazio from the Finmeccanica group (Italy).

• A joint venture in the field of missiles and missile systems. Bringing together Matra BAe Dynamics, Aerospatiale Matra Missiles and Alenia Marconi Systems, it will become the *de facto* European leader, second largest in the world, just behind the American firm Raytheon.

To summarize, **your Group has become the European reference in the aerospace and defense industry.**

In the automobile industry, the "Espace", designed, developed and produced by Matra Automobile, remains the uncontested leader of its market segment in Europe.

Development of the "Avantime" model is continuing. The market launch is still scheduled for the third quarter of 2000.

Furthermore, Matra Automobile remains faithful to its qualities of dynamic energy and creativity, and is working on several projects for new vehicles for the years ahead.

As you know, **LAGARDERE shares performed considerably better than the Paris Bourse in the short term** in a very obvious way, but also **in the longer term:** +580% from the privatization of Matra at the beginning of 1988 until the end of 1999 (compared to +480% for the CAC 40 index for the same period).

With your continuing support and the confidence you place in us, which are our best encouragement, we are more determined than ever to pursue our goal of long term value creation.

Arnaud Lagardère   Jean-Luc Lagardère   Philippe Camus

Sommaire

LAGARDERE - *CANAL+*:
alliance in digital television

Arnaud Lagardère, Chief Executive Officer of LAGARDERE, announced:
"This alliance is an important stage in Lagardère's media strategy. Digital television, the production and broadcasting of new theme channels, as well as interactive services, are among the media industry sectors experiencing the strongest growth. They also offer an opportunity to implement powerful synergies between the Group's core businesses. The European presence of *CANAL+* and Multithématiques, coupled with *CANAL*SATELLITE's subscriber portfolio, constitutes an ideal platform for developing our brand portfolio".



© Gérard Bedeau

LAGARDERE and ***CANAL+*** have decided to form an alliance in digital television to jointly develop the production and broadcasting of television channels and interactive services in France and internationally. This is a strategic partnership between two French communication groups with an international vocation.

CANAL+ and LAGARDERE are thus combining their skills and experience in program scheduling, technology and interactive expertise, European distribution, as well as their television and video production assets, their portfolios of international brand names and their advertising strengths. For it is vital for both groups to create new sources of value and new talents in Europe.

For LAGARDERE, this alliance represents a considerable investment (1,1 billion euros), but is also a magnificent opportunity, which gives us increased confidence in the future.
It effectively allows us to strengthen our publishing role in the highest potential growth sectors, to sustain and extend the influence of our brands, and to further consolidate our relations with advertisers.

In conclusion, energized by this new alliance, our Group is more determined than ever to carve a top-ranking place for LAGARDERE MEDIAS.




SEASONS


CANALSATELLITE

CANAL+


CLASSICS


cine
cine
mas




PLANETE

The alliance is based on several major agreements concerning the entry of LAGARDERE into the capital of ***CANAL*SATELLITE** and Multithématiques:


COMPONENTS OF THE ALLIANCE
Lagardère 34%
Canal + 66%
CanalSatellite
Lagardère 27.42%
Canal + 27.42%
LMI 27.42%
Multithématiques
Gr.Vivendi 9.09%
Partcom 8.64%
Lagardère 51%
CanalSatellite 49%
2 Interactive services
Lagardère 51%
Canal + 49%
1 Theme television channels
Lagardère 50%
Multithématiques 50%
3 New international TV channels based on Lagardère's brand names

EADS, the 3rd largest

Aeronautics and Defense group in the world, lends Europe wings

On October 15, 1999, Aerospatiale Matra and DaimlerChrysler Aerospace (Dasa) decided to merge, giving rise to EADS (European Aeronautic Defence and Space Company). Just seven weeks later, on December 2, 1999, EADS took on a new dimension: the Spanish firm Casa (Construcciones Aeronauticas S.A.) joined the founding members.


© Franck Fife/AFP

The Franco-German partnership, the driving force behind the integration of the European Aeronautics and Defense Industry

Hailed as the most important event since the advent of the euro, the merger of Aerospatiale Matra with the German firm Dasa gives concrete form to the emergence of a Europe that is now asserting itself as a force to be reckoned with in the world market-place. Jean-Luc Lagardère is serene enough to state: "I believe we have reached a time when we have to talk with the Americans as equals. That time is coming, and they are aware of it".

Nonetheless, up till the summer, no-one would have ventured to mention an agreement.The truth of the matter is that a mediator had been working on this alliance for several months: Jean-Luc Lagardère himself. The quality of the relations he has developed with Jurgen Schrempp, Chairman of DaimlerChrysler and a shareholder in Dasa, will facilitate the task. He instigated several meetings with Gerhard Schroeder, and knew just what to say. At the beginning of September, the Chancellor made two speeches, in which he evoked the role France and Germany play as driving forces behind European reconstruction. From then on, Germany displayed a clearly francophile disposition. Everything else fell into place quickly. 60% of EADS is to be held by a holding company (DaimlerChrysler 30%, Lagardère SCA and the French government 30%).


© EADS

EADS will be co-chaired by Jean-Luc Lagardère and Manfred Bischoff, with the operational management entrusted to Philippe Camus and Rainer Hertrich, Co-Chief Executive Officers.

Leading positions

The new entity exercises a powerful influence in all the domains concerned. EADS holds leading positions in aeronautics, the space industry and missiles.

It is in first position world-wide for commercial launch vehicles with Ariane, for helicopters with Eurocopter, and in second position for civil aircraft with Airbus.

Potential prospects for profitable growth

EADS's order book places it in an excellent position for the years to come.The 2004 objective in terms of margin for the entity as a whole has been set at 10% (operating income/total sales).

Global ambitions

Energized by this new alliance, EADS is not shy about its ambitions. Number three in the world since October, it is now aiming for first position. "The next stages in our operation consist in finalizing our partnerships by core business in Europe... and setting up transatlantic partnerships. *To avoid closing Europe in around a single company and* transforming the industry into a fortress, it would be preferable to pursue the dialogue with the Industry leaders across the Atlantic, which Aerospatiale Matra and Dasa have already begun", announces Philippe Camus, future Co-Chief Executive Officer of EADS.


EADS
© Direction de l'Information Aerospatiale Matra

Lagardère Médias launches Digitall.fr



"We believe in e-commerce and we intend to invest energy in the markets we feel strong in. We have chosen a niche strategy, with the ambition to become market leader on very precise segments, such as the distribution of CDs, CD-ROMs, DVDs and video games", explains Fabrice Sergent, CEO of Grolier Interactive, a subsidiary of Lagardère Médias.

The objective is to quickly generate considerable revenue flows from e-commerce. Grolier Interactive now has the requisite resources to build a successful e-commerce platform, especially thanks to the Club Internet portal:

- Advertising force: 2nd largest French portal, with 45 million hits on its network of sites and 600,000 visitors per month, 60% of whom are Club Internet subscribers.
- Affinity with the target thanks to synergism generated with its package of theme-based portals: MCity/music, ELLE/women's magazines, EuropeInfos/executives, Joystick/youth, etc.

The first initiative in the new business activity of e-commerce, Digitall.fr is an Internet boutique, but also a paper catalog, and offers an exhaustive selection of digital leisure products: over 600,000 CD titles already available, and soon the figure will be 1 million, and more than 4,000 titles on DVDs, CD-ROMs, video games, software, books and computer accessories.

Digitall.fr is promoted on Grolier Interactive's theme portals, which also provide content: the new music portal "MCity.fr" in synergy with the MCM channel, RFM and Europe 2 radio stations for CDs, Joystick for video games, Première and Pariscope for DVDs.

Club Internet: Internet access that is "cheaper than free"


Cost of Internet access for an average monthly consumption of 20 hours
Conventional
Free
Club Internet package (2)
413 F
97 F
beginning of 1999
June 1999
end of 1999
Subscription to access provider
Cost of telephone calls (1)
Subscription + 20 hours of telephone connection and free support

Europe 1 Communication: successful audience ratings confirmed

Europe 1 continues to advance: it has moved up two places, making it the 2nd most popular radio station in France. With a cumulative 11.3% audience, Europe 1 has proven the success of the "Talk & News" formula designed by Jérôme Bellay.

Once again, Europe Audiovisuel's production of television series had some of the best audience ratings for 1999:

- "Julie Lescaut" (No. 1)
- "Joséphine, ange gardien"
- "Passeur d'enfants"

HFM takes a foothold in digital photography

Hachette Filipacchi Médias has taken a 70% interest in AGI, the parent company of the GAMMA photographic agency. Under the terms of this agreement, the two companies will jointly develop a project to digitize their photographic archives with a view to commercialization, while respecting their editorial independence and respective identities.

This investment in an internationally-renowned agency, a true quality label in the world of photojournalism, allows the leading world publisher of magazines, HFM, to take an active part in the restructuring of the photo market, with a view to ensuring that the quality of photographic production is maintained.

The launch of "Top Famille Magazine"

The Catholic publishing group GPVC (Groupe des Publications de la Vie Catholique) and Hachette Filipacchi Médias have just signed an agreement to set up a jointly-held company (50%-50%) to publish "Top Famille Magazine", born of the merger of two titles: "Famille Magazine", published by GPVC and "Top Famille", published by HFM. The first edition of Top Famille Magazine will come out in February 2000 (March edition) and the new editorial formula will be finalized in April.


Famille Magazine
Top Famille

A year before the American elections, HFM takes over GEORGE

Following the tragic death of John Kennedy Junior last summer, Hachette Filipacchi Magazines, an American subsidiary of the HFM Group, already a 50% shareholder in the magazine George, acquired the remainder of the capital from the Kennedy family. Less than a year before the American presidential elections, the magazine will be given a new editorial line. In order to lead the project to successful completion, the Chairman of Hachette Filipacchi Magazines, Jack Kliger, appointed a new editor-in-chief, Frank Lalli, who was formerly an editorial director for the Time Warner Group. From February 2000, distribution guaranteed to advertisers will reach 450,000 copies (from 400,000 today).


George

Hachette Livre: a new harvest of literary prizes

- The *Grand Prix du Roman* from the *Académie Française* went to François Taillandier for "Anielka" (Stock)
- The *Prix Femina Essais* went to Michel del Castillo for "Colette, une certaine France" (Stock)
- The *Prix Medicis Etranger* went to Bjorn Larson for "Le Capitaine et les rêves" (Grasset)
- The *Prix Renaudot* went to Daniel Picouly for "L'enfant léopard" (Grasset)
- The *Prix Décembre* went to Claude Ascolovitch for "Voyage au bout de la France" (Grasset)


DANIEL PICOULY
L'enfant léopard
PRIX RENAUDOT
PRIX MEDICIS ETRANGER
DECEMBRE

The Hachette Foundation celebrates its tenth anniversary

On November 22, on the occasion of the 10th anniversary of the Hachette Foundation, Jean-Luc and Arnaud Lagardère celebrated the "Night of the Award-winners", where Foundation grants were handed over to young new talents emerging in 1999. The event took place at the Théâtre National de Chaillot, in Paris, in front of almost a thousand guests.

Every year, six grants worth a total of FF 1 million are handed over by the Hachette Foundation, whose vocation is to promote young talents oriented towards the creative and communication professions. The winners and their projects were presented by Guillaume Durand and twelve young presenters from the Lagardère Group's theme channels and radios. Given the exceptionally high quality of the projects presented, eleven grants were awarded this year by the chairmen of the juries, who included Edmonde Charles-Roux (Writers jury); Philippe Labro (Written Press Journalism jury); Didier Decoin (TV Script jury); Pierre Lescure (Cinema Producer jury); Peter Knapp (Photography jury) and Philippe Quéau (Multimedia Creator jury).

This year's award winners were of several different nationalities: French, Vietnamese, Spanish and Canadian. Former award winners who, since 1989, have seized the opportunity provided by the Foundation to realize their projects and launch brilliant careers, retraced for the audience the paths they had followed, mentioning the difficulties but also their successes. An exceptional evening *all-round, to the beat of Cuban musicians and techno DJs.*


© Dalmace

Aerospatiale Matra Missiles: MBD aims for world leadership

The merger of the missile businesses of Matra BAe Dynamics (MBD), Aerospatiale Matra Missiles and Alenia Marconi Systems (AMS) creates a group with 2,5 billion euros in sales. The new European missile systems group will have over 10,000 employees in the United Kingdom, France and Italy.

It will offer a complete range of ground-based or onboard ground-to-air systems, as well as air weapons and anti-missile weapons for customers all over the world.

The group will be prime contractor or main partner for all European missile programs.
It will be held by Aerospatiale Matra (50%) and 50% by a holding company jointly-owned by Aerospatiale Matra (75%) and BAe (25%).

Today, the issue at stake is to create a true European competitor to rival American missiles, that currently hold 50% of the European market.
While at the same time, the Europeans are totally absent from the American market.



© Matra BAe Dynamics

Birth of the leader of the European Space Industry: ASTRIUM

On October 18th, Aerospatiale Matra, DaimlerChrysler Aerospace and Marconi Electronic Systems signed an agreement to set up the new European space company: ASTRIUM.
The merger of the Franco-British firm Matra Marconi Space with the space activities of DASA will give rise, following the agreement of the European Commission, to one of the major world groups in this sector.

With over 8,000 employees and annual sales of 2.25 billion euros, Astrium will be by far the largest European space company. Its activities will cover many domains of application, both civil and military, both in commercial and government sectors – observation of the Earth, telecommunications, science, rocket launchers and orbital infrastructures.



© Arianespace

In the course of the next few months, Astrium is to welcome into its ranks Alenia Spazio of the group Finmeccanica, further reinforcing the assets of the new company.

The various partners in Astrium will draw on thirty years of cooperation and programs conducted jointly. Astrium will be the alliance of private partners who already have a strong financial position and have excellent prospects for growth. The size and power of the new group will be decisive for facing up to international competition. Astrium will offer its customers the best solutions, thereby enabling the optimization of restricted European space budgets. The new group is based on the principle of parity between shareholders.

Relay: a global brand
in press distribution for travelers

During the interview, Jean-Louis Nachury, CEO of Hachette Distribution Services (HDS), presented Relay, HDS's new international brand name dedicated to press distribution in stations and airports. An opportunity to discuss the strategy and latest developments of a highly internationalized group.


Photo Philippe Couette

The HDS Group has experienced considerable international expansion over the past few years. Could you tell us a little about HDS' strategy in this respect?
Hachette Distribution Services today constitutes the leading press distributor in the world and is one of the largest networks of specialized points of sale. The Group has a presence in 15 countries in Europe and North America, and in 1998 achieved sales of 3 billion euros, of which 75% was gained outside France. We are the only group in our business sector with such an international scope.

Over the past ten years, Hachette Distribution Services has evolved considerably, while remaining faithful to its traditional vocation as a group specialized in retail press distribution. Thanks to the determined support of our shareholder, Lagardère, we wish to continue today to expand both within the countries where we are already present and in new territories in Europe, Asia and America.
The launch of Relay, our new brand name for retail press distribution in airports and stations, is part of this international expansion strategy.

What is HDS' ambition for the new brand name?
Relay, the new brand name for retail press distribution in airports and stations, is HDS' response to the changing world of travel.

The market for retail press points conveniently located for travelers is expanding quickly and the number of travelers is continually increasing (by an average 5 to 7% per year). Stations and airports are no longer considered as places you simply pass through, but as places that are part of daily life. Relay is the leading brand name attuned to this new way of life. By giving a single name, the same identity, and the same brand name to all our points of sale, whether they are situated in underground and mainline stations or airports, we undertake to offer all travelers quality and optimum service all over the world.

Thus, from New York to Budapest, via Brussels and Barcelona, Relay's mission is everywhere the same: make traveling more enjoyable and instructive, whether your trip is short, long, exceptional or routine.

What assets have you got up your sleeve to be able to meet this undertaking?
Our company was a pioneer on this market segment, when Louis Hachette created the first "station library" in Paris in 1852, so HDS has over a hundred years experience and unrivaled know-how.

Back in 1984, we developed, first in France and then on an international scale, an innovative store concept which has proved itself to be extremely effective commercially. The launch of Relay therefore enables us to offer our customers and partners, especially franchisers and publishers, a truly successful store concept.

To guarantee optimum quality of service to travelers, we have also drawn up a charter based on service and efficiency, with the different companies in our group.

Relay stores therefore all present common features: an easily identifiable red logo, modern, brightly-lit architecture, books displayed to ensure the perfect visibility of all the publications and long opening hours.

To this should be added a final essential factor for the success of this founding project: professional, service-oriented teams.


RELAY

The long-term success of Relay depends on the professionalism of the teams, for it is the men and women of Relay who constitute our brand image.

Why did you choose the name "Relay" for these stores
The choice was dictated by the determination of HDS's people to find a name that was simple, concise, comprehensible and easy to pronounce wherever you travel.

I would like to add that for us, this name has connotations particularly endearing to press distributors. For this word in fact underlines our role as the last and indispensable link in the "chain of writing", the link that makes it possible for the press and the readers to meet every day, all over the world.

With the launch of Relay, what are your targets for HDS?
The launch of Relay is the sign of a decisive step for HDS. With Relay, we want to offer our customers a leading brand name which will now be a world reference in our business sector.
Our research has shown that changing from a conventional point of sale to a Relay one generates an average increase in sales of 20%. With 1,000 Relay stores in ten countries and 2,500 employees, Relay represents 58% of HDS sales in retail commerce, close to FF 5 billion.

The creation of a single, international brand name also gives HDS the means to realize its ambition: to be known and recognized as the reference player in terms of the sale of press items and reading material.

THE SHAREHOLDERS' CONSULTATIVE COMMITTEE

The Consultative Committee welcomes three new members:

- *Dr Gustave Louis Houillon*
- M. Roger Marx
- M. Bernard Moreau

As usual, the Shareholders Consultative Committee will meet twice in the course of the year 2000; the first meeting will be held at the end of March/beginning of April.

Furthermore, a group has been set up to work on the drafting of recommendations, with a view to improving the financial pages of the Group's website.

SHAREHOLDERS' NOTEBOOK

Share data

Number of shares making up Lagardère SCA's capital stock at December 31, 1999:
122,549,229 shares, following the issue of 1,338,060 new shares upon the exercise of an equal number of share options during the second-half of the year.
On January 1, 2000, the Company's capital stock thus amounted to **FF 4,901,969,160.**

Changes in Lagardère share price since January 1993*


Lagardère SCA
CAC 40

* Merger between Matra and Hachette (December 1992)

Shareholders' Diary

ANNUAL GENERAL MEETING: MAY 23, 2000

CONFERENCES TO BE HELD IN VARIOUS CITIES IN FRANCE (to be confirmed):

- **March 9, 2000:** Nice
- **June 2000:** Annecy - Nantes
- **October 2000:** Aix-en-Provence - Nancy
- **December 2000:** Perpignan



Shareholders' Information Department

Centre d'information des actionnaires de Lagardère SCA
121, avenue de Malakoff - 75216 Paris Cedex 16 - France - Tel. +33 (0) 1 40 69 20 73
Internet: http://www.lagardere.fr - French Minitel service : (3615 - LAGARDERE)

Letter to our
SHAREHOLDERS LAGARDERE

May 2000

EDITORIAL

Lagardère gives further impetus to deployment.

Dear Shareholder,

• Media Business

In our last letter, we presented the agreement signed with *Canal+*, that puts our Group in a position to take advantage of the exceptional growth in digital television and related interactive services, not only in France but also in Europe.

As regards the Internet, we needed access to a wider, more ambitious platform for the distribution of our contents.

Thanks to the agreement signed with T-Online, which led to the merger with Club-Internet, Lagardère Médias now has access to the subscribers of the leading European Internet service provider. To date, T-Online (including Club-Internet) has almost 5 million subscribers. This makes it by far the number one provider of Internet access in Europe. Lagardère Médias will be the preferential supplier of contents for T-Online, and in this capacity will accompany the company in its continued development, especially geographic. This agreement not only provides a first-rate strategic foundation from which the Group can develop its Internet business, but it has also secured an excellent opportunity to create value. Lagardère's share in T-Online has a current market valuation of around E 3 billion, and was obtained in exchange for the contribution of Club-Internet, in which Lagardère had invested less than E 100 million since it was created in 1995!

At the same time, your Group has continued to rationalize the more conventional side of its media business.

This rationalization is aimed at centering Lagardère Médias on its core businesses, providing greater flexibility to accelerate the implementation of an ambitious development strategy, and, lastly, to improve profit margins.

In this respect, the disposal of Grolier Inc. to the American publisher Scholastic Corp., for $ 400 million, was announced at the end of April.

More recently, a public exchange offer has been made to the shareholders of Hachette Filipacchi Médias (in which Lagardère holds a 66.5% interest) based on 11 Lagardère shares for every 10 Hachette Filipacchi Médias shares.

• Aerospatiale Matra / EADS

The ongoing consolidation of the European aeronautics and defense industry, in which Lagardère has been one of the most powerful driving forces from the beginning, and firmly intends to remain so, has been in the headlines a lot recently.

We can all be very proud of the results:

• The creation of Astrium, the European leader, as a result of the merger of the space business activities of Matra Marconi Space and DaimlerChrysler Aerospace (DASA),



© L & G Nojaroff

• The new company devoted to business activities in Defense and Telecommunications Security, in which Aerospatiale Matra will hold a 55% share (the remaining 45% being held by Nortel Networks)

• Finmeccanica joining EADS in the field of civil and military aviation

• The scientific council of ParisBourse S.A. has decided that EADS will take the place of Aerospatiale Matra in the CAC 40 index

• The European Commission has given the go-ahead for the creation of EADS.

EADS will be listed on the Paris, Frankfurt and Madrid stock exchanges simultaneously at the beginning of the summer.

The speed at which this extremely complex, large-scale operation has been conducted, and the excellent level of orders booked, gives us great confidence in the ability of the management and all the teams at EADS to meet the operating margin target, which has been set at 8% by 2004. -This target takes into account the projected launch of the jumbo A3XX, for which the development costs have been estimated at E 10.7 billion over the next five years- thereby offering Lagardère shareholders the opportunity to benefit from the potential appreciation of the 15% equity interest your Group will hold in EADS.

• The Automobile Business

The Renault Espace, designed and manufactured by Matra Automobile, is still the top-selling minivan in its market segment in Europe.

Development of the Avantime continues. The launch is scheduled for the first quarter of 2001.

Matra Automobile remains resolutely dynamic and innovative, and is working on several projects for new vehicles in the years to come.

Lastly, in April, the company announced a partnership with Venture, an American industry group, under the terms of which Venture will acquire a 50% stake in Matra Venture Composites, which will encompass the composite materials business of Matra Automobile. This agreement confirms the development potential of this new entity on the European market.

In conclusion

The Lagardère group has continued to re-position itself with determination, and has increased operations aimed at ensuring rapid growth over the next few years.

The stockmarket has been largely favorable towards these initiatives, since the price of Lagardère shares has risen 100% over the past six months.

However, our ambition to continue to do better remains intact.

We look forward to giving you an update in our next letter, focused on the new developments that are already actively under way.

Arnaud Lagardère | Jean-Luc Lagardère | Philippe Camus

Contents

STRONG EARNINGS GROWTH IN MEDIA ACTIVITIES

A year of transition for Aerospatiale Matra before its integration into EADS

Sales

Consolidated sales for 1999 totaled 12,285 million euros vs. 10,692 million euros in 1998, **up 14.9%.**

Each of the Group's business segments contributed to this increase:
- Lagardère Médias +8%
- Aerospatiale Matra +33.1%
- Automobile +1.8%.

Excluding changes in the Group's structure and the effect of exchange rate fluctuations, the rise was 3.4% for Lagardère Médias, and 2.6% and 1.8% respectively for Aerospatiale Matra and Automobile.
Overall, **consolidated sales increased by 2.9%.**

The geographic distribution of sales reflects **the growing internationalization of the Group's activities, with 64% of total sales outside France,** compared with 58% a year earlier and just over 50% five years ago.


1997 1998 1999

Operating income

Operating income amounted to 520 million euros, a decrease of 19.2% from 1998.
This decline is attributable to several factors:

- The Lagardère Médias segment recorded operating income of 292 million euros, *reflecting an increase close to 20% over 1998.*
The Book Publishing, Print Media and Distribution Services divisions recorded increases in operating income. The contribution of the Digital division (Audiovisual and Multimédia Grolier) decreased despite a significant improvement in the radio broadcasting sector. This decrease was due to the elimination of Giraudy's positive contribution (this subsidiary has been disposed of and is not consolidated in 1999) and to the significant investments made to pursue the rapid development of activities associated with the Internet.

- The 33% interest held in Aerospatiale Matra, which now replaces the Group's former High Technology segment and is consolidated using the proportionate method, contributed to a sharply reduced operating income of 158 million euros compared with 343 million euros in 1998. Although less significant than expected, this decrease resulted from the previously announced transition in the Defense activities *(missile systems and combat aircraft)* and from the now resolved technical difficulties encountered in Satellite activities. This confirms that the Aerospatiale Matra group is proceeding ahead of its business plan to double the operating margin by the year 2003.

- The Automobile segment recorded operating income of 70 million euros, down 9.7%, owing principally to the accelerating pace of new product development.


1997 1998 1999

Net income

Non-operating income includes capital gains of 166 million euros realized on disposals (principally Giraudy and Skyrock) and non-recurring costs of 150 million euros (restructuring costs and costs incurred by Aerospatiale Matra as a result of operations related to the merger with Matra Hautes Technologies, Aerospatiale's privatization and Aerospatiale-Matra's subsequent IPO).

In addition, the losses recorded by Aerospatiale as a result of the restructuring of its foreign currency hedging positions (401 million euros) and the gain recorded on the sale of its equity interest *in Sextant Avionique (182 million euros) were restated and charged directly to Aerospatiale Matra* shareholders' equity in Lagardère's books as of January 1, 1999. These two items, therefore, had no effect on Lagardère's consolidated results.

Net income totaled 241 million euros, after deducting minority interests, **, compared with 280 million euros in 1998.**


1997 1998 1999

Cash

With a net cash surplus of 322 million euros at the end of 1999, the Group is in a particularly sound financial position.

Outlook

Lagardère Médias intends to continue to improve operating profit margins in its conventional businesses.

The "digital" division, strengthened by its alliances with **Canal+** and Deutsche Telekom, will accelerate its development on the Internet (theme portals, electronic commerce and advertising sales), on mobile phones, on theme channels and interactive broadcast services. These developments are planned both for France and abroad.

LAGARDÈRE AND DEUTSCHE TELEKOM form a STRATEGIC ALLIANCE IN INTERNET: T-Online International and Club-Internet merge


LAGARDERE
Deutsche Telekom



© Gérard Bedeau

Arnaud Lagardère and Wolfgang Keuntje, CEO at T-Online International

. T-Online International merges with Club-Internet through the exchange of shares.

. Lagardère becomes the second largest shareholder in T-Online International,in which it will hold almost 70 million shares.

. Lagardère will sit on the Supervisory Board of T-Online International.

. Lagardère and T-Online International will share equal membership of both the Supervisory and Management boards of Club-Internet's portal subsidiary.

. Lagardère remains Club-Internet's portal manager for an initial period of 3 years.

. T-Online International and Lagardère are already contemplating broader international co-operation in portal management and the supply of content, and advertising.

The two companies believe they are ideally suited to build up a successful partnership based on the complementarity of T-Online International's Internet access capabilities with Lagardère's current and future sites.This unique combination of assets will allow both groups to fuel their dramatic growth in the Internet business sector:

• Lagardère will become a prominent content supplier to Europe's leading Internet service provider, with outstanding growth prospects to boost the audience brought to its content and e-commerce web sites.

• T-Online will benefit from a strong position on the French Internet market, which has one of the most spectacular rates of growth in Europe: the forecasts predict up to 60% per year until 2003.

Mr Arnaud Lagardère, managing partner of Lagardère and Chairman of Lagardère Médias, stated:

"This strategic alliance marks a turning point in the Group's Internet strategy; it highlights re-centering on the Media business. The Internet is one of the most stimulating media sectors, and is experiencing very strong growth. We believe that T-Online's expertise in Internet access and its links with one of the leading telecom operators in the world will reinforce the growth perspectives of Club-Internet and offer an unrivaled audience for Lagardère's editorial contents and expertise in electronic commerce. This operation also demonstrates our determination to create value for our shareholders."

STOP PRESS...STOP PRESS...STOP PRESS...STOP PRESS...STOP PRESS...

T-Online was successfully floated on the Neuer Markt in Frankfurt on Monday, April 17. The most heavily traded share in the history of the German stock exchange, with 984,000 buy orders on its first day of trading, finished the day on an increase of 39%, to E 37.50. Since then, the share price continued to rise and then leveled out at around E 42. Group Lagardère's share in the capital of T-Online is now valued at approximately E 2.9 billion (over FRF 19 million). This success prompted a further rise in the market price of Lagardère shares.

FINMECCANICA CHOOSES EADS:

an eventful time for the High Technologies segment of the Lagardère Group

March 21, 2000

Aerospatiale Matra and DaimlerChrysler Aerospace received approval from the European Commission on the creation of Astrium. This merger of *the space operations of Matra Marconi Space and DaimlerChrysler Aerospace (DASA) should quickly be completed. The new company, which is* European leader in space, has been operational since May 17.

March 30, 2000

Aerospatiale Matra and Nortel Networks decided to set up a new company devoted to business activities in Defense and Telecommunications Security (55% Aerospatiale Matra, 45% Nortel Networks), to be operational in May. Aerospatiale will nonetheless remain present with a 45% interest in Nortel Communications for data networks, telephony and the Internet.

April 7, 2000

The scientific council of ParisBourse S.A. has decided that **EADS will take the place of Aerospatiale Matra in the CAC 40 index.**

April 14, 2000

Italian group Finmeccanica and the partners of the future EADS signed a draft agreement to form a 50/50 joint-venture in the field of civil and military aviation by the end of the year. Finmeccanica is expected to join the new Airbus company (AIC) with an option to acquire a 5% equity interest, and a share in the future A3XX program of up to 10%.

May 11, 2000

The European Commission approves the creation of EADS.

The company will be listed on the Stock Exchange at the beginning of the summer.



© L. Majaroli - Aerospatiale Matra

LAGARDERE LAUNCHES A PUBLIC OFFER OF EXCHANGE ON THE SHARES

OF ITS SUBSIDIARY HACHETTE FILIPACCHI MÉDIAS

On Tuesday April 25, Lagardère SCA registered a project for a simplified share exchange offer with the Conseil des Marchés Financiers and the Commission des Opérations de Bourse concerning the shares of its subsidiary Hachette Filipacchi Médias (HFM).

The terms of the offer allow shareholders of HFM to exchange their shares on the basis of 11 Lagardère shares for every 10 HFM shares. Based on the latest stockmarket prices of the two companies on Thursday April 20, this represents a premium of 17.7% for HFM shareholders; and on the average rates for the past three months (after volume weighting), the premium is 20.3%.

The board of directors of HFM decided to advise shareholders to accept this offer.
The offer will be closed on Thursday June 1, and the results published on Thursday June 8.

This operation reinforces the consistency of Lagardère's strategy and its role as direct industrial operator in the media sector. The current trends in the media industry have led all the players in this sector to migrate the contents of their conventional media to the new digital media (the Internet, digital television, mobile platforms, etc.), which are expected to represent a relay for significant growth in the course of the next few years. Strengthened by its recent strategic agreements (partnerships with Canal+ and T-Online), and its unique media know-how, **Lagardère Group, through this merger with its subsidiary, could, in the future, provide HFM with the operational and financial resources that would enable it to complete the penetration of its well-known brands, particularly towards the new digital broadcast media.**

LAGARDERE MEDIAS continues recentering: disposal of GROLIER Inc.

Lagardère announced the sale of Grolier Inc. to American publisher Scholastic Corp. for US$ 400 million cash.

This agreement is part of the policy announced by *Arnaud Lagardère concerning the disposal of non-strategic assets.*

This transaction will contribute to funding the development of Lagardère Médias' digital activities, which are now being given priority.

Scholastic Corp. is one of the leading American publishers of children's books, leader on its market through clubs in schools.

Grolier Inc., a subsidiary of Lagardère, publishes children's books and encyclopedias, and the company's main business is direct marketing.

LAGARDERE MEDIAS has formed a strategic alliance with the American firm WARNER BROS.

Lagardère Médias continues to pursue its strategy of reinforcing and internationalizing its business activities by signing an alliance between its subsidiary Europe Audiovisuel and Warner Bros. International Television (WBIT), the international production subsidiary of the Time Warner Group.

The aim of this new partnership is the joint financing and co-production of television programs in English for an international audience, but also of high quality television series and films in French.

"This agreement provides us with an opportunity to produce directly for the international markets, and enables Warner Bros. to be involved in high-quality French projects", explains Jean-Pierre Ozannat, Chairman of Europe Audiovisuel.

The first international project in English is the production of 13 episodes lasting 52 minutes, called *Dark Realm*, in the same vein as the *X-Files*.

Founded in 1996, Europe Audiovisuel, a subsidiary of Lagardère Médias, has two main business activities: the production and commercialization of one of the largest European television production catalogs (almost 7,000 hours of programs). Europe Audiovisuel is the parent company of GMT Productions *(Le Comte de Monte Cristo, Balzac, Les Misérables, Julie Lescaut)*, DEMD Productions *(Nestor Burma)* Image et Compagnie, Léo Productions *(wildlife documentaries)* etc.

For their part, WIBT has produced cartoon series *Sinbad the Sailor and Zorro*, adventure series: *The new adventures of Robin Hood, Police Academy: the series*, and coming soon to the screen: *Code Name: Eternity* and *Terror in the Mall.*



Launch of the SANTÉ-VIE channel

Lagardère pursues active development in the field of theme television by creating its first very own channel.

On Monday, April 3 at 9 a.m., Santé-Vie was broadcast for the first time. Directed by Jérôme Bellay, Santé-Vie is a channel that provides information on day-to-day well-being. From 9 a.m. till 11 p.m., the channel is broadcast as a part of CanalSatellite's main package in programs lasting 15, 20 and 90 minutes, for a mass audience.

The program: a daily information bulletin, women-children, gym, dietetics, master (for senior citizens), Mieux Vivre avec... ("the only slot devoted to pathology"), Bonjour Docteur -which makes use of interactivity with viewers-, Profession Santé, Santé Publique, Cinéscopie, etc. A range of programs and documentaries on daily health that will be followed, at 11 p.m., by a coded program for doctors, produced by MVS, one of the channel's production partners.



Jacques Pradel and Brigitte Simonetta

Santé-Vie aims to break even in three years.

RELAY, the new international store sign of HACHETTE DISTRIBUTION SERVICES, continues international expansion.

In partnership with Pleasant News, HDS-Retail North America, an American subsidiary of Hachette Distribution Services, has just signed **a concession agreement** agreement with BAA Newark (British Airport Authority) **to open 11 stores in Newark International airport.**

Newark is the tenth largest airport in the United states, but is **is also the biggest airport in the New York metropolis.**

SGEL, a Spanish subsidiary of **Hachette Distribution Services (HDS), has just won a call for tenders in Portugal and will open five Relay stores in the airports of Lisbon, Porto and Faro.**

Two months after the launch of Relay, these new developments illustrate the dynamic energy of HDS's new brand name internationally. With over 1,000 points of sale in eleven countries (Europe and North America), Relay's mission is to make travel, whether daily commuting or an exceptional event, a pleasant, enriching experience, by offering travelers a range of cultural leisure products.

RELAY

Interactive TV: contract in Taiwan.

Already present on the E-business and WAP (Wireless Application Protocol) market, Studio Grolier **is developing additional expertise by setting up a new "Interactive Television" department.**


Lagardère Interactive TV

A consultancy for interactive solutions, **Studio Grolier has been asked by Pacific Digital Media, the Taiwan satellite television broadcaster, to be prime contractor (for both design and production) of its Electronic Program Guide.** This EPG allows the viewer to consult program schedules for the day, for a particular type of program or for a specific channel, and navigate around thirty or so channels using the remote control of the television.

The management team at EADS: "the right person in the right place".


© T. Julien - Aerospatiale Matra for EADS

The senior management team at EADS (which includes Aerospatiale Matra, Casa and Dasa) is already in position.

Without waiting for the future leader of the European aeronautics industry to be listed on the stock exchange, the two chairmen, Jean-Luc lagardère and Manfred Bischoff, announced the expected nominations to the executive committee.

In addition to the two CEOs, Philippe Camus and Rainer Hertrich, the executive committee will comprise 9 members - 1 Spanish member, 4 German members and 4 French members:

- Jean-Louis Gergorin will be director of strategy, a position that he has already filled, first at Lagardère, then at Aerospatiale Matra.

- Jean-Paul Gut becomes marketing director of EADS, after holding a similar position at Matra Hautes Technologies

- Noël Forgeard will head the AIRBUS division within EADS; he, too, formerly worked for Lagardère.

- François Auque, director of the space division, has been recruited from the ranks of the former Aerospatiale.

MATRA MARCONI SPACE: the hundredth equipment bay for Ariane 4.

Matra Marconi Space has just delivered the hundredth equipment bay for Ariane 4 to Arianespace, intended for flight V135 next September. The first bay was delivered in April 1986 for flight V22 on June 15, 1988.


© CNES III - D. Ducros

Matra Marconi Space will deliver a further sixteen Ariane 4 equipment bays over the next two years. The industrial production of Ariane 5 equipment bays has already started, 11 bays have been manufactured and the first commercial launches were a complete success. When the Ariane 4 launch craft is taken out of service, Ariane 5 will step up production, requiring 8 bays per year.

Since Matra Marconi Space began its activities in Toulouse, almost 150 bays have been produced. These 25 years of experience show the technical skills of the teams who have the requisite know-how to develop and produce the range of Ariane 5 bays that will meet the challenges of the commercial market for the launch craft of the future.

May 2000: on the occasion of the 10th International Press Freedom Day, RELAY supports Reporters sans Frontières.

In partnership with the major national dailies (Aujourd'hui, Le Figaro, Le Monde, Libération, La Tribune), **Relay, the new international brand name of Hachette Distribution Services, organized a major operation from May 2-5, to support freedom of the press in the world.**

Thanks to the support of the newspaper publishers who participated, one French franc is paid to Reporters sans Frontières for every newspaper sold. The money collected will be paid into the solidarity fund set up by the organization for the benefit of journalists held in prison.

Relay accompanied the launch of this operation with a poster campaign in its stores. In this way, Relay was once again able to promote the book published on this occasion by *Reporters sans Frontières* this year, *Robert Doisneau pour la liberté de la presse.*

Pierre Marchand:
creativity at the heart of the strategy of "Hachette Illustrated"


Bruno Bachelet © Hachette Livre

You are the Creative Director at Hachette Livre, what does this represent?
My arrival at Hachette, just over a year ago, can be summarized in two words: determination and surprise.

The determination was that of Jean-Louis Lisimachio, our Chairman, to mark a change by enabling me to bring to Hachette the know-how and experience acquired at Gallimard. In the field of books for young people, I had created travel guides and documents, innovative collections that were sumptuously illustrated and that have been successful worldwide.

Surprise was no doubt that of the publishing world, in the first instance, but then my own, at finding young, enthusiastic teams ready to accompany this change.

At the same time, I was asked to direct the general public division which includes illustrated books with brand names as prestigious as Hazan and Chêne, Marabout and Hachette Pratique, the Routard and the Guides Bleus, the Bibliothèque Verte and Bibliothèque Rose, or Disney. I was given the possibility of proving my competency by improving the image of Hachette, so true is it that the pictures which illustrate our books also project our corporate image.

How do you conceive of your work in relation to new technologies?
Working with pictures is necessarily universal today. Pictures – beautiful pictures – whether they are drawings,photographs or maps have one price: that of quality. But pictures are a universal language that speaks for itself and has no need of translation. Also, the investment that we devote to it can be largely shared by publishers all over the world.

My first task was to create products that can travel. First of all in our subsidiaries of course, Cassel in the United Kingdom, Salvat in Spain, Wiedza i Zycie, our recently acquired Polish publisher, but also with all the other usual partners of Hachette or with partners I have often had the opportunity to work with.

However, selling to other publishers obliges us to be the best. They will only buy our projects if they are better, faster and cheaper than their own!

To mark this international determination, the Book Publishing division has recently been re-named Hachette Illustrated!

Is this to say that creation is now conceived of as being on a world scale?
Due to the high costs I just mentioned, but even more to take advantage of fashions and trends that turn up here and there, we should imagine series that can be published in South America just as well as Japan.

To the term creation, I prefer co-creation, which allows us to add together different ideas, energies and cultures.

By bringing together three or four companies to create, we could publish three times as many projects with three times as many resources and three times fewer risks.

In terms of products and when confronted with the Internet,how, in your opinion, will creative efforts be translated in the coming years?
I have always stated that the Internet was an opportunity for book publishing. As proof, I would simply remind you that Amazon.com, one of the oldest and most famous values, was set up to sell books!

But above all the Internet can be a fantastic tool for creators.

Upstream, it enables them to have access to productions and sources all over the world, to fire their imagination. Downstream, it adds another dimension to our book products, that prolongs the enrichment of the reader's knowledge.

On one condition: we must invent a new polymorphic authoring code for multiple media that will naturally lead from the book to the web. All our collections to come are designed on this model and from now on our books will be "paper portals".

Thanks to the Internet, our how-to books will be even more practical, our tourist guides will allow us to travel better and cheaper, and our books for young people will be even more universal!

SHAREHOLDERS' GENERAL MEETING

The combined Ordinary and Extraordinary Meeting of Shareholders
of Lagardère SCA will take place:

At 10 a.m. on Tuesday May 23,
At the Cité des Sciences et de l'Industrie
Centre International de Conférences
30 avenue Corentin-Cariou – 75019 Paris, France

It will be broadcast **live on the web on Lagardère's site**
http://www.lagardere.fr

Technical information regarding the required computer configuration
will be available from May 15.

SHAREHOLDERS' NOTEBOOK

Dividend

Dividend proposed to the Annual General Meeting of May 23, 2000:
0.78 euro *(or FRF 5.12) per share,* plus a tax credit of 0.39 euro (or FRF 2.56) per share, representing **a gross dividend of 1.17 euros (FRF 7.67) per share.**

The dividend will by paid from May 31, 2000.


SICOVAM Code: 13021

Changes in Lagardère share price
January 1993* - May 16, 2000

* Merger between Matra and Hachette (December 1992)

Shareholders' diary

CONFERENCES TO BE HELD IN VARIOUS CITIES IN FRANCE (to be confirmed):

- **June 14, 2000:** Nantes
- ***September 7, 2000:*** Annecy
- **November 29, 2000:** Tours
- **December 12, 2000:** Perpignan



Shareholders' Information Department

Centre d'information des actionnaires de Lagardère SCA

121 avenue de Malakoff - 75216 Paris Cedex 16 - France - Tél. +33 (0) 1 40 69 20 73

Internet: http://www.lagardere.fr - e-mail : lalettre@lagardere.fr

Conception - Action Communication Finances - ACCESSIT

Letter to our shareholders

LAGARDERE







OCTOBER 2001

Preparing for recovery

Although economic conditions are already quite difficult, especially for the advertising sector, Lagardère Media confirmed the success of its dynamic strategy for the first six months of 2001. Internal growth stood at +4.7% (compared to +3.6% a year earlier) and operating profits increased sharply (13.8%) to € 140 million.

"Up till the end of August, we were in line with our forecast two-digit growth rate (12%). The tragic events in New York obviously create a new context for the months to come", explains Arnaud Lagardère. "In these circumstances, even though we still expect operating profits to rise, the increase should be between 5 and 12% for the year 2001 as a whole".

This is due to the fact that Lagardère Media has the advantage of relatively limited exposure to the various risks. Advertising revenue represents only 20% of total revenues, with approximately 15% coming from magazines and 5% from radio. Retail outlets in American airports represent less than 1% of Hachette Distribution Services' sales. Lagardère Media's operating profits are actually increasing significantly, despite an economic situation that has become very challenging.

"We now have to prepare ourselves for the recovery," Arnaud Lagardère confirms. This means "more rigorous management, improving our margins and EBITDA, and concentrating on the essential". A cost-cutting plan was launched in March. "Given the uncertainty of the economic context, the process has been accelerated. The plan now aims at €160 million in savings each year by the end of 2003." (instead of €110 previously). In all, about a hundred projects have been identified and scheduled for completion by the end of 2003.

Furthermore, the Group's financial structure is extremely strong, placing it in a good position for seizing opportunities in terms of acquisitions. With company valuations at a low, the time is ripe. Nonetheless, the Group intends to continue to exercise caution, in keeping with its management discipline.

Lagardère shares have, of course, also been affected by the poor market conditions. Our key indicators, however, remain healthy. The outlook for development still remains promising, and our shareholders may be assured that we shall employ all our energy in making the most of the opportunities.

We would like to thank you for your confidence and loyalty.

SUMMARY

HIGHLIGHTS 2001 First Half Results

LAGARDERE MEDIA REPORTS STRONG OPERATING INCOME GROWTH: +13.8%

Sales (in million €)



12 192
+11,6%
5 944
5 627
6 277
3 503
3 503
3631
7 203

Lagardère Media:
Geographic Breakdown of Sales



4%
4%
4%
21%
23%
33%
33%
33%
42%
40%

Operating Income (in million €)



572
12
263
164
4
197
123
123
140

Net Income (in million €)



738
528
404

GROUP CONSOLIDATED SALES

LAGARDERE consolidated sales amounted to 6.277 billion euros in the first half of 2001, resulting in an increase of 11.6% (compared to 5.627 billion euros in the first half of 2000 on a pro forma basis).

- Lagardere Media accelerated its organic growth in an increasingly difficult environment: +4.7% (vs. +3.6% a year ago).
- Matra Automobile maintained a stable level of sales: +0.1% on a like-for-like basis.
- On a pro forma basis, the High Technology segment performed strongly increasing its sales by 34%. This growth includes the impact of the full consolidation of Airbus activities from 80% to 100%.

GROUP CONSOLIDATED OPERATING INCOME

Lagardere Media

Lagardere Media operating income increased significantly: +13.8%. It amounted to 140 million euros. This growth is consistent with our commitment to increase Lagardere Media's operating income by at least 10% this year.

- The Book and Distribution & Services divisions were the main contributors to the growth increase : 42 million euros vs. 19 million euros in the first half of 2000.
- Despite a deterioration of the North American advertising market, the Press division's operating income increased slightly versus prior year.
- Finally, Lagardere Active's operating income reflects the continued R&D investment to support the strong increase of activity in the Digital segment (thematic TV, interactive services and Internet).

This overall performance reflects the initial results of the company's profitability improvement plan, which of course is continuing.

High Technology

As anticipated, first half financial results were affected by a significant increase in the R&D investments, especially those linked to the A380 program. As stated earlier, EADS' operating income benefited from the full consolidation of Airbus activities from 80% to 100%. "Thanks to an overall good performance, EADS would have reached double digit operating income growth even without the full consolidation of Airbus" said Axel Arendt, EADS, CFO. EADS contributed 29 million euros to LAGARDERE's first half 2001 consolidated financial results vs. 4 million euros in the same period in 2000 (pro forma financials).

Matra Automobile

The Espace has pioneered the minivan car segment and now its brand-name "Espace" is used in place of "minivan" in the European market. Despite facing an ever increasing competition, the Matra-Renault Espace performed exceptionally well. The operating margin slightly decreased. Nevertheless, it remained at a high level (6.1%) despite industrial development investment and the launch of the Avantime, a totally new concept (a coupe minivan).

The net consolidated income for LAGARDERE amounted to 404 million euros. This good result reinforces the strength of LAGARDERE's balance sheet: stockholder's equity increased by 11% (vs. 12/31/2000), and the net cash position (cash net of debts) is now at 416 million euros.

Finally, LAGARDERE has put in place two new credit agreements for a total amount of 1.91 billion euros, of which 0.69 billion was drawn down as of June 30, 2001. These credit lines will mature in five to ten years and will provide LAGARDERE with a stable financing for its future development.

Launch of ELLEgirl

Hachette Filipacchi Magazines launched the first issue of ELLEgirl in the United States in August

PRESS



A Top Magazine

A by-product of the merger between Famille Magazine and Top Famille, Top Famille Magazine has blown out its first candle. The addition has been a valuable one in terms of circulation and advertising. It has also brought several changes.

Aimed at teens aged from 12 to 17, ELLEgirl's editorial position focuses on capturing the upper end of this age range of readers. ELLEgirl's positioning in the teen market will be markedly similar to that of the parent title. The portrait of the magazine's typical reader reveals a sophisticated, style-minded, Internet-savvy young woman who thinks globally and is responsive to fashion and beauty trends; she's travelled a bit, and knows her worldwide brands.

The magazine's international scope will be one of the chief factors differentiating it from rival publications. By drawing on the combined resources of ELLE's 35 different national editions, ELLEgirl will report on what real teens are thinking and wearing, from Australia to Argentina to the United States. But the magazine's bid to reach female teens around the world doesn't stop with its paper edition: ELLEgirl was



also the first teen magazine to have a Web presence before it hit the newsstands: www.ellegirl.com. The editorial style is a blend of fun and common-sense writing.

In 2002, four issues will be published before the launch of special editions for the UK and Southeast Asian markets.

The September/October issue (the print run increased to 650.000 copies) was distributed nationwide across the United States, as well as to 70 other countries.

PRESS

Elle Hungary

On September 20th, Hachette Filipacchi Médias teamed up with the Hungarian press group, Adoc-Semic Kiadoi-Kit, to launch the 35th edition of the magazine Elle in Hungary.

The new publication expands the coverage of HFM's network in Central Europe.



Marie Claire Russia

The new Russian edition of the magazine Marie Claire has been published jointly by Marie Claire Album and Hachette Filipacchi from the October 2001 issue onwards.

This joint venture in Russia is part of the agreement signed between the two groups last February with the aim of developing synergies internationally.

Two new publications

In addition to the monthly magazine for woman: A.R., Hachette Filipacchi Médias has launched this month a popularizing new magazine about history, entitled Clio.

ISA: Just One Year Old And Already On Its Teeth !

"A successful launch, a confirmed success" went the slogan of Interdeco's last advertising campaign for Isa.



A Fertile Partnership

Bonnier Hachette Publications, which was created in September 2000, is continuing its overhaul. Taking a leaf from Mon jardin & Ma maison last April, Le Journal de la maison plans to adopt a new formula.

Isa, launched 10 May 2000 for 25 to 35-year-olds, quickly carved out its own niche in the already crowded field of upscale women's magazines. Isa has innovated in managing to create a real oasis of pleasure for women; something positive they can look forward to, featuring everyday topics, thanks to a bold tone and lots of humor. The periodical's average paid circulation of 178,874 copies in France surpasses its initial objective by 20%. Its success is attractive and advertisers have taken notice; indeed, advertising takes up nearly a quarter of its page space.



Featuring a US format and an open layout, Isa is a kaleidoscope of news and advice for women... And for men as well: the magazine has added over 15 pages for men. It has been the magazine for couples.

The magazine's fashion and beauty segments -which are mixed, one of Isa's innovations- in addition to the section headings that pop up after a major feature fill most of Isa's monthly 200 pages with affordable lines and prices. The concepts of closeness and involvement are essential. Isa team's slogan ("A magazine for women who aren't in magazines") is still current. With each issue, they have to question what they are doing, show imagination and be creative."

More on this success story in issue no. 18 in November!

Lagardère Media Acquires...

On July 26th, 2001, Arnaud Lagardère and Richard Branson unveiled the terms of their agreement on the sale of Virgin Stores, a French subsidiary of the Virgin group, to Lagardère Media, via its subsidiary Hachette Distribution Services (HDS).

LAGARDERE



MEGASTORE

The three key points of this initial agreement are:

- The acquisition by Lagardère Media via HDS of the 16 Virgin Megastores in France,
- The acquisition of an exclusive licence by Lagardère Media via HDS to use the Virgin Megastore brand in public transport areas,
- The obtention by Lagardère Media via HDS of an exclusive licence for the use of the Virgin brand in the distribution of cultural products in certain European countries.

According to Arnaud Lagardère: "This agreement stems from an alliance between two major players in the cultural and communications domains which share identical values: the same brand culture and the same entrepreneurial spirit. Virgin's extraordinary saga, under the leadership of Richard Branson, will find new forms of expression and go on to new conquests with HDS and as part of Lagardère Media. With Virgin, our Group now has a new label, one that is youth-oriented and enjoys a high market profile, and which will be a valuable addition to our portfolio of brands well-known in Europe and around the world".

For Richard Branson : " We're proud of what our staff and Virgin have created with the Virgin Megastores in France. They are now perhaps the most respected music retail shops in the world.

By combining them with Extrapole we can begin to create a serious alternative competitor here in France. A market dominated by one company is not a good market. It is not good for the industry or for the consumers. Lagardere will give Virgin the retail clout it needs in France".

The purchase of Virgin Stores by Lagardère Media gives HDS 37 stores generating total annual sales of € 365 million (nearly FRF 2.4 billion), to be further strengthened by the opening of new stores over the next two years, along with additional jobs. The arrival of Virgin Stores will therefore drive growth and profitability in this major division of Lagardère Media. According to Arnaud Lagardère, "Our strategy, based first and foremost on content, is reliant on the balanced development of our four divisions (Press/Magazines, Publishing, Audiovisual/New media and Distribution/Retail). Due to its counter-cyclical positioning, as well as its cash generation capability, HDS is a key factor behind Lagardère Media's growth. In this context, the acquisition of Virgin Stores is an essential element in our media strategy. Moreover, this agreement strengthens HDS in its retail travel business".


MEGASTORE

© Bruno Bachelet - Paris Match

Richard Branson et Arnaud Lagardère on the doortep of Virgin Megastore's Champs-Elysées store.

VIRGIN

About Virgin Stores

Virgin Stores, a French subsidiary of the Virgin group, has stepped up its growth since 1997. Today it has 16 stores and in 2001 will generate total annual sales of € 212 million (FRF 1,390 million), not including VAT, with an EBITDA of nearly 5%. For the second consecutive year in 2001, Virgin Stores' sales have risen by nearly 20%. The commercial drive of Virgin Stores is demonstrated by its expanding annual sales (adjusted on a like-to-like basis): up 6% in 1999, up 11% in 2000 and up 9% in the first half of 2001.

VIRGIN

About the Virgin Megastores

The history of Virgin in France is encapsulated in the extraordinary impact of the Champs-Elysées Megastore. Opened in 1988 by Richard Branson and Patrick Zelnik, it revolutionized the highly conventional manner in which cultural products were sold until that time. The Megastore puts products on show rather than just on shelves: it makes the store a monumental, magical place where you can look, listen or simply walk around, a dynamic place where sales stop for concerts, where performers, film directors and writers come to meet their audiences, a media store which adapts to current affairs and events. Thirteen years after its opening, it generates annual sales of nearly € 100 million, not including VAT, over only 3,200 square metres of selling space. From this autumn, its 3 million existing customers will be able to enjoy an extra 800 sq. m of sales floor.

...Virgin Stores In France

About Hachette Distribution Services

Hachette Distribution Services (HDS) is an international group specialising in the sale and distribution of cultural entertainment products. HDS operates a network of 3,600 stores and is the world's leading company in retail media sales. Extrapole and Furet du Nord, acquired by HDS in 1998 and 1999 respectively, have 21 outlets and will register net sales of € 150 million (approximately FRF 1 billion) in 2001, with an EBITDA of 3.5%. The average increase in turnover for these two chains during the first half of 2001 has been 21.1% (sales for continuing businesses).

For Jean-Louis Nachury, Chairman and CEO of Hachette Distribution Services : "Our agreement with Virgin provides us with a tremendous opportunity to step up the growth of our strategic businesses in France and abroad".
Jean-Noël Reinhardt, formerly chairman and CEO of Virgin Stores, will be taking up the post of chairman of the new *organization formed* by Virgin Stores, Extrapole and Furet du Nord. Richard Branson will remain as a member of the Board of Directors of Virgin Stores, and will be sitting with Arnaud Lagardère on the Supervisory Board.
Over the next eighteen months, Virgin plans to open six new Megastores in Nice (2,500 sq.m), Montpellier (2,000 sq.m), Nantes, Melun-Sénart, Torcy and Paris (Barbès). In addition, the Extrapole-La Défense site will be entirely restyled and will reopen in February 2002 with a 4,500-sq.m sales floor. Similarly, an extra 800 sq.m of retail space to be added at the Champs-Elysées store will increase its sales floor to 4,000 sq.m. Thirteen years after it first opened for business, this legend-ary store serves some three million clients annually and grosses net sales of over € 100 million. Even the recent arrival of its principal competitor on the Champs-Elysées has failed to dent its success: sales have increased by 40% since the competing store's opening.


Lagardère

Virgin Megastores, Extrapole and Furet du Nord locations in France. ▲

HDS Tempo Libris: A Universe Of Passions

Tempo Libris, a new leisure and lifestyle retail concept store, is having a test run in Barcelona

Hachette Distribution Services has been pilot testing its new Tempo Libris retail concept at a 615-sq.m location in the centre of Barcelona since June of this year. The opening was part of the company's strategy of focusing on the establishment of mid-sized retail formats in city centre and shopping mall locations.
Structured around five clearly-differentiated retail "destinations" - Travel & Outdoors, Reading, Arts & Culture, Home & Garden and Kids - Tempo Libris retails a range of over 10,000 different books, as well as magazines, postcards, children's toys and cultural products to complement the different departments. With a merchandising mix mainly comprised of books and magazines, the store aims to use in-store events to attract readers from 7 to 77: a packed calendar of puppet shows and other events for children, preview showings of new feature films, book signings and more. This strategy reflects HDS' objective of establishing Tempo Libris as an exciting retail destination for the whole family!


tempolibris

LAGARDERE ACTIVE | HACHETTE LIVRE

A New Travel Portal

BOOK

Making the Bestseller List in the USA!

Already translated into 20 languages, La Prisonnière, written by Malika Oufkir and Michèle Fitoussi (Grasset – Hachette Livre), and published under the title St Lives, is a smash the other side of the pond. Grasset is currently negotiating movie rights...


STOLEN
MALIKA OUFKIR
MICHÈLE FITOUSSI
La Prisonnière
PRIX DES MAISONS DE LA PRESSE

Guide Routard and Lagardere Active Broadband join forces to launch the travel portal "Routard.com"

Created by Guide Routard's editorial team and developed by Lagardere's Web agency LE STUDIO (formerly Le Studio Grolier), this site has the potential to become an essential travel portal for choosing destinations and planning ips... in the Routard spirit.
.com was designed to become fect travel tool to help Internet ers choose destinations, find out about procedures, exchange information with others about locations, find good maps, buy trips on-line and more. It's an invitation to travel, offering all types of service along with a range of organized trips through the best tour operators.
Fabrice Sergent, CEO of Lagardere Active Broadband: "Lagardère has been in partnership with Guide Routard for a very long time through its subsidiary Hachette Livre. Therefore, it's only natural for this partnership to continue onto the Web. Lagardere Active Broadband has contributed its know-how via LE STUDIO and will play a role in the economic development of Routard.com through, among other things, its advertising company Largardere Active Publicité."

The on line access to the site is: *www.routard.com, since June, 2001.*


routard.com

AUDIO


MATCH TV

Match TV

Match TV in the starting blocks
From December onward; Match TV, the celebrity channel launched in association with Paris Match, will be available to CanalSatellite subscribers in France. The new station, which has applied for a TDTV broadcasting licence, is billed as "an entertainment news channel covering celebrities, human endeavours and ordinary people in the news".

LAGARDERE ACTIVE | HACHETTE LIVRE

New Term



Well, what do you know?...

Disney Hachette Publishing launched on 19th September a new collection "What do you know about...?" Structured in a question-and-answer format and featuring lots of illustrations, the four books give children a lively interactive lesson on the themes that interest them most -fortified castles, the sky, dinosaurs and ancient Egypt.
The collection has been translated into 11 languages, and Hachette Livre will publish the books for Disney's publishers outside France.



Atout Clic carves out a leadership position

Atout Clic has been a leading developer of educational CD ROMs for schoolchildren since 1996 and recently confirmed its leadership by achieving a 42% share of the market in April 2001. This success comes as a vindication of Hachette Multimedia's pricing policy and the high quality of its editorial content. Backed by its catalogue of eleven titles, Atout Clic has been making inroads into export markets (Britain, the US, Greece, Spain, Israel, the Netherlands and Germany) since 1998.

France's Annual Celebration of Books

Hachette Livre played a prominent role during the rentrée campaign through its "general literature" division. Each house operates independently and specializes in a different area. This year, in the French fiction category, some of Hachette Livre's publishers are only publishing one title while others are presenting as many as ten. September's crop of publications will offer everything from works by new authors to books destined to be-come blockbuster bestsellers and works that will populate the short-lists for literary prizes.





Vautrin




Profits and Solid Fundamentals

On Thursday, September 20th, EADS presented its earnings for the first half of the year. Philippe Camus and Rainer Hertrich appear confident.

The European company boosted its half-yearly earnings before taxes and interest (EBIT) by 38%, to €764 million. The world's second-largest aerospace and defense company once again posted profitable growth. Philippe Camus and Rainer Hertrich express confidence: "We are convinced that the solid fundamentals of our businesses, combined with an extensive line of new products and services, will allow us to maintain our goal of a 10% margin on operations in 2004, despite a highly uncertain market."
Half-yearly earnings before taxes and interest grew 38% (€764 million compared to €553 million for the first half of 2000; this was a bigger jump than the 33% growth in sales (€14 billion).
Net earnings are now positive, at €1.657 billion (-€359 million for the first half of 2000). New orders are up sharply, to €42.8 billion, and the total order book kept growing. It reached €185 billion in late June 2001 (+56% over end of June 2000), a figure that represents over 6 years of sales.
In the opinion of Philippe Camus and Rainer Hertrich, EADS has topped projections and expects to meet its growth objectives of 15% for the EBIT in 2001 and over 20% for sales.
The two executive chairmen took advantage of the occasion to revisit the tragic events of September 11. They stressed that they are mobilizing "all of the company's technological resources to meet the new security challenge. However, although it is too early to foresee all the problems we will have to deal with, man-agement is taking concrete steps to maintain maximum flexibility and guarantee healthy margins. *We are taking all appropriate measures to stay on this track,* including freezing certain investments and capacity increases."

MATRA AUTOMOBILE

The Avantime

At the group's executive committee meeting recently held at Matra Automobile's tracks, Jean-Luc Lagardère gave the Avantime a road test. He liked it so much, he drove the test model all the way back to Paris!



© Photos Matra Automobile

Avantime: Best Car of 2002?

Avantime has been selected along with 29 others vehicles to take part in Tannivest, a contest to be held September 22-29 in Denmark. Sponsored by 6 Scandinavian newspapers, the goal of the "competition" is to pick the best car of 2002. Fifty journalists representing 17 different nationalities will test-drive and select the 5 finalists from among the 29 vehicles. The official awards ceremony for the prize will be held next January.

Matra stays on track

At the shareholders' meeting which took place on May 21st, Philippe Guédon, Chief Executive Officer of Matra Automobile, congratulated the company on the tenacity of the Espace, which "saw much less of a decline" than the other large minivans. Philippe Guédon was also pleased with the very good market penetration of the Espace: 45% in France and 22% in Europe.

MEMORY Roger Thérond


© Vincent Knapp

The career of Roger Thérond is inextricably tied to the history of Paris Match, which he left in 1968 only to return in 1976 with his sidekick and friend Daniel Filipacchi. Obviously, Roger Thérond also made a huge contribution to the growth and development of Hachette Filipacchi Médias. Recalls Gérald de Roquemaurel: "We shared all the adventures of our group, from the takeover of Match to the decision to invest in photos, the development of daily regional press and international expansion. We shared a passion for over 30 years."
For Arnaud Lagardère, CEO of Lagardère Media, "Roger Thérond was both a great journalist and an extraordinary team captain. For a long time he was the heart and soul of Paris Match. But more than that, he was an example for the journalists and photographers who had the opportunity to work for him, and for everyone else who took a passionate interest in his extraordinary career as a free agent serving the news and information professions."

FAX

The Lagardère group's corporate website (www.lagardere.com)was awarded a Fil d'Or trophy by the investment monthly Vie Financière in the "best Website for retail shareholders" category. This price rewards the best Internet sites of the CAC40 dedicated to the individual shareholders.

SHAREHOLDERS' NOTEBOOK

LAGARDERE share

Stock market	Paris Premier Marché - SRD
SICOVAM Code	13021
High (*)	€ 72,00
Low (*)	€ 29,40
Number of shares at Sept. 28, 2001	137,955,493
Market capitalisation (€ billion)	€ 4,73
Average daily trading volume (*)	550,324
Dividends for 2000 (paid from May 25, 2001)	Net : € 0.78 Tax credit : € 0.39 Gross : € 1.17

(*) since January 1, 2001.


LAGARDERE RELATIVE TO THE CAC 40 and DJ STOXX MEDIA
(from 1st January, 1999 to 15TH October, 2001)
300
250
200
150
100
80
1999
2000
2001
LAGARDERE
DJ STOXX MEDIA
CAC40
Source : DATASTREAM

Meetings

Meetings to be held outside Paris (to be confirmed): **28th November: Tours**
11th December: Nantes

shareholders' consultative committee

The last plenary meeting of the Shareholders Consultative Committee was held on 26th October, 2001. The Committee will take place again in April, 2002.

Invitation to Applicants The mandates of four of the 12 members of the Shareholders Consultative Committee will be expiring at the end of this year. Their replacements will be appointed in January 2002 at the latest. You may send your application to (with letter in support):

LAGARDERE SCA For the attention of Mr Alain Lemarchand
4 rue de Presbourg - 75116 Paris - FRANCE

NB: A topic on the Shareholders Consultative Committee can be consulted on the Lagardère Group's website (http://www.lagardere.com/us/info_financieres/actionnaires_comite.shtml). A copy of the rules can also be sent to you upon request (phone: 33.1.40.69.19.22)

LAGARDERE

Contacts:
Centre d'information des actionnaires de Lagardère SCA
121 avenue de Malakoff
75216 Paris Cedex 16
Telephone:
33.1.40.69.20.73.
Internet:
http//www.lagardere.com
Financial information:
http//www.lagardere.com/us/info_financieres/index.cfm
E.mail:
lalettre@lagardere.fr


LAGARDERE


Letter
TO SHAREHOLDERS

2000/2001 : Decisive Years

The results for 2000 were published at the end of March, and are ahead of market expectations – see details and comments on page 2 of this Letter. This is an excellent opportunity to summarize some of the major stages the Group has traversed over the past few months. Not only do they illustrate the Group's dynamism and healthy management practices, but they also pre-figure developments in the immediate future.

In the Media, the Group implemented a recentering policy, that was expressed in the disposal of structurally non-profitable or non-essential activities (Giraudy and Publiprox, Skyrock, Grolier Inc., printing activities of Hachette Livre and Hachette Filipacchi Médias, etc.), and in the takeover of minority interests in two businesses that are at the heart of the strategy: magazine publishing (Hachette Filipacchi Médias) and film & TV production (Europe 1 Communication). Lagardère now has total control of all its media assets: Lagardere Active (comprising Europe 1 Communication), Hachette Filipacchi Médias, Hachette Livre and Hachette Distribution Services.

Lagardère has also set up alliances with top ranking European players in digital television (Canal Plus/Vivendi Universal), and in the Internet and mobile telephony (T-Online/Deutsche Telekom).
Lastly, Lagardère Media has kept its promises in terms of profitability, achieving over 14% growth in operating income in 2000, following growth of over 20% in 1999.

In High Technology, after the constitution of Aerospatiale Matra, Lagardère quickly took the initiative to accelerate European consolidation by steering the forming of EADS, through the merger of Aerospatiale Matra, DASA (a subsidiary of DaimlerChrysler) and CASA (a subsidiary of SEPI in Spain). EADS has been listed on the Paris, Frankfurt and Madrid stock exchanges since July 2000. Lagardère manages EADS jointly with DaimlerChrysler.

Matra Automobile continued its remarkable commercial performance. The "Espace" once again succeeded in increasing its European market share, despite increasing competition in the minivan segment.

As you know, for the past year the stock markets have been anticipating a slump in all the world economies, although the amplitude of the recession differs depending on the geographical area. In this respect, Lagardère possesses a sufficiently wide range of business activities and geographic exposure to resist better than many others. Nonetheless, to secure and consolidate its commitments and maintain an annual rate of operating income growth in excess of 10%, Lagardère Media has already undertaken a vast cost reduction plan, even more rigorous management of businesses that are not profitable enough, acceleration of its internal growth projects, more systematic implementation of synergies, etc. The first phase of this plan will reach completion in 2003, and it will generate an additional 110 million euros of pre-tax income at an annual rate.

The order book for EADS now represents five years sales. This impressive order book and the synergies expected from the ambitious integration of the operations of the three partners (Aerospatiale Matra, DASA and CASA), constitute formidable opportunities to create value for EADS' shareholders, and for those of Lagardère, which is situated in the top ranks with an interest of over 15% in EADS.

Throughout 2001, Matra Automobile will continue to concentrate on ensuring the success of the industrial and commercial launches of the "Avantime" in September. At the same time, the company is pursuing its development work on the M72 (see Shareholders' Letter, October 2000). In total, Matra Automobile is positioning itself for the future by drawing on the advantages on which it has forged its success for the past 35 years: anticipation, innovation, creativity, flexibility, ingeniousness...

Lastly, in a particularly difficult stock market, Lagardère shares performed relatively well both in relation to sector-specific indexes such as the DJ STOXX Media (+6.35%) and in relation to the CAC40 (+8.96%) (at 25 April 2001). Lagardère is now in a better position than ever to accelerate growth and reap the benefits of the choices made in the course of the last few years.

Given the overall current perspectives, and taking into account measures already taken, Lagardère remains confident in its capacity to meet its income growth objectives for 2001.

LAGARDERE MEDIA REPORTS OPERATING INCOME GROWTH OF 14.4%, SUPPORTS GROUP RESULTS

Sales by division (€ million)


10,692
12,285
12,192
3,197
1,123
6,360
4,257
1,143
6,873
3,806
1,183
7,203
1998
1999
2000
Lagardère Media
Automobile
High Technology

Consolidated sales unchanged
Excluding High Technology, sales increased by 5.2% at constant group structure and exchange rates

Lagardère Media
Sales by geographic area


1%
26%
28%
44%
1%
24%
32%
40%
1%
23%
33%
40%
1998
1999
2000
France
Rest of Europe
USA & Canada
Asia
Other

Geographical analysis unchanged: 60% of sales outside France

Operating income by division (€ million)


644
343
77
234
(10)
520
158
70
282
10
572
166
71
323
12
1998
1999
2000
Lagardère Media
Automobile
High Technology
Other activities

Lagardère Media achieved 14.4% growth in operating income in 2000, following growth of over 20% in 1999

Net income (€ million)

SALES

- Group consolidated sales in FY 2000 amounted to 12,192 million euros, compared with sales of 12,285 euros in FY 1999. Lagardere Media segment sales increase by 4.8%. Excluding changes in the company structures and the effects of exchange rates, Lagardere Media segment sales increased by 5.5%, demonstrating an acceleration in growth from FY 1999.
- Matra Automobile sales also increased by 3.4%, confirming the success of the Espace.
- The decrease in the contribution of the High Technology segment (-10.6%) can be explained by variations in the group's structure and changes in the accounting methodologies used at the creation of EADS. On a pro forma basis, sales increased by 7.3%.

OPERATING INCOME

Group operating income totaled 572 million euros, representing growth of 10% from FY 1999.
Following is an analysis of this improvement by segment:

- The Lagardere Media segment recorded operating income of 323 million euros, reflecting an increase of 14.4% from FY 1999. The "Book", "Press" and "Distribution Services" divisions all recorded substantial increases. The "Lagardere Active" division ("Radio", "Audiovisual" and "Digital" activities) recorded strong increases in its radio and audiovisual activities. This growth was not sufficient to completely replace most of the missing positive contribution of Grolier Inc. This business has been sold and has not been consolidated since June 2000, which has negatively impacted the operating result of the segment. Investments in new digital media have been financed by cost savings resulting from the elimination of Club Internet from the group consolidated results.
- Operating income for the Automobile segment totaled 71 million euros, representing a slight improvement from FY 1999. The improvement is due to a better product mix and production cost management.
- In the first half of 2000, the High Technology segment was represented by the company's 33% equity interest in Aerospatiale Matra. In the second half of 2000, the High Technology segment was represented by the company's 15.14% equity interest in EADS. In both cases, Lagardere's ownership was consolidated by the proportionate method. In 1999, the High Technology segment of the Lagardere Group represented only the proportionate consolidation of its 33% equity interest in Aerospatiale Matra. The financial statements of EADS for the second semester of 2000 were restated to conform to the French accounting standards, applied by the Lagardere Group. Taking into account the extensive changes in group structure, the comparison of 2000 results with previous years is not meaningful.

EXCEPTIONAL INCOME BENEFITS OF CAPITAL GAIN ON ASSET DISPOSALS

The company recorded exceptional income of 651 million euros, due principally to capital gains on asset disposals which totaled 851 million euros, of which 843 million euros resulted from the disposal of Club Internet and Grolier Inc. This also includes a reserve for depreciation of fixed *assets in the amount of 107 million euros for Lagardere Media and reserves for restructuring and* miscellaneous risks.

OTHER ELEMENTS OF PROFIT AND LOSS ACCOUNT AFFECTED BY CHANGES IN GROUP STRUCTURE

The company recorded tax expenses of 457 million euros, of which 306 million euros arose from capital gains booked on asset disposals. This amount includes a reserve of 289 million euros for the deferred tax on capital gains resulting from the Club Internet/T-Online transaction. In total, the capital gains after tax totaled 545 million euros.

Amortization of goodwill, of 60 million euros, increased primarily as a result of the amortization of goodwill arising from the acquisition of the remaining shares of Hachette Filipacchi Medias stock, which were acquired through the Public Offer of Exchange executed this year.

Dassault Aviation, which is part of the High Technology segment, is now accounted for by the equity method. As a result of this change in accounting method, income from equitized companies has grown substantially (36 million euros instead of 12 million euros).

The minority interest claim on net income (-34 million euros vs -104 million euros in 1999) has steadily decreased due to the buyout of minority stockholders of Europe 1 (in 1999) and Hachette Filipacchi Medias (in the summer of 2000).

In total, 2000 net income for the group totaled 581 million euros, compared to 241 million euros in 1999.

DIVIDEND

The Company's managing partners made the decision to propose a net dividend of 0.78 euros (5.12 French francs) per share (plus a tax credit of 0.39 euros or 2.56 French francs) at the general meeting of shareholders.

The proposed dividend represent an overall increase in the distribution of income to shareholders of 13%, based on the number of shares existing as of 12.31.2000.

BOOK

The big-headed emperor

Along with the release in France of the latest feature-length cartoon from Disney Studios, The Emperor's New Groove, Disney Hachette Edition has also released a set of 8 titles, enabling kids to enjoy the corrosive humor of this new adventure cartoon.

© Disney

Astérix chez Hachette Livre

Since October, 1998, Hachette Livre, in agreement with Albert Uderzo and Anne Goscinny, has re-published the first 24 albums of Asterix's adventures. More than one million copies are sold every year in France. Hachette Livre also manages a sizeable part of the foreign rights to these titles, which have been translated into 70 languages.

Big Logistix means for Asterix 800,000 copies of Astérix et Latraviata sold on its first day out.



© UDERZO

The 31st album in the series is distributed in France, French Switzerland, Belgium and Canada by Hachette Livre. In all, nearly 3 million copies were shipped in a day.

Competition target
www.herosdedemain.com

Reading with Winnie







Since February Disney Hachette Presse (DHP) publishes an eleventh title, Winnie Lecture.



France's foremost publisher for children had not yet ventured onto the first-reader market for children. But now they have with the bi-monthly, Winnie Lecture, with a newsstand price of 4.50 euros and 22.47 euros for a year's subscription. In 2000 the children's press market was shaken up by the arrival of a lot of magazines about the Pokemons and titles linked to the Warner license. But the reading market has remained dynamic for the past several years. What's more, in this sector there are no titles for the 5 to 8 year-olds or students in the final year of nursery school or in the first and second grades. It took two years after its conception to produce this magazine. While taking advantage of the Winnie character and its brand name, we had to find a complementary world, meaning a character who was more for the 6 to 7 year olds than the 5 to 6s and who would be complementary to Winnie, cheeky, lively..." Ratus came into the picture, the Hatier Editions hero, a character well known to one in four French children as they learn to read. In the early pages, smaller children have an appointment with Winnie the Pooh for "a story that can be read with their eyes", even if the pictures start being sub-titled as they go through the pages, ending up with a written story. Another innovation are the few sentences written in bold, enabling children to understand the story without necessarily having to read the whole thing. There is also a small glossary in the page margins to explain hard words. After some Pooh games, the adventures of Ratus hit the interactivity key. A question about the story is asked at the bottom of each double page. To answer, children place an "x" under one of the drawings. Then more pages with games and bibliographical advice (book, cassettes and CD-Roms); children then find a traditional story—the Princess and the Pea in the first issue—illustrated by contemporary artists.

With the first issue being published at 100,000 copies, Disney Hachette Presse is expecting Winnie Lecture to circulate at an average of 60,000 copies, about 60 per cent of which would be through subscriptions ■

The heroes of tomorrow...

Creating tomorrow's heroes: a new adventure is begun by Hachette Jeunesse, the result of a lot of in-house synergy...

"Young people are the basic audience for numerous Lagardere Media subsidiaries," says Pierre Marchand, Hachette Illustrated's managing director. "For 50 years Hachette Jeunesse has, among others, co-published characters created by foreign multinationals. Our new editorial policy is based on co-creation, but this doesn't mean we'll neglect our heroes of yesterday and today. We want to stimulate original creativity that is strong on content and completely coherent with the wishes of our audience. So we must attract new heroes from around the world."

"Créez les héros de demain" (Create tomorrow's heroes) is an international competition launched at the Paris Book Fair, then again at the Bologna Young People's Book Fair. Its aim is to discover THE multimedia hero (see box below). To the winner will go collaboration with Hachette Jeunesse and its partners. And Hachette Jeunesse gets a whole gaggle of new talents!

The competition is housed on a website created with Hachette Multimédia. Taken with its creativity, TV channel, Canal J, began talking about it in its programs and created a link between canalj.net and herosdedemain.com, as Hachette Multimédia had done for atoutclic.com. Elle and Europe 2 also talk about the competition, and everyone has access to the contestants' work.

Communication on all levels is the order of the day, from the international press, a mailing campaign to 20,000 students in European art schools, posters and distributors in bookstores to the world's greatest book fairs. But what will the Donald Duck or the Babar of the 21st century look like? He or she will have to be an unexpected yet self-evident choice! ■

The competition is intended for anyone over 18 (including Lagardère employees) who writes in French, with or without experience, and can come from all walks of professional life: publishing, multimedia, the press or audiovisual... All they have to do is think up a world that would appeal to the under-14s, feature recurrent heroes and that could be translated to all media: books, magazines, TV, radio, the cinema, CD-Roms, the Internet, video games and by-products.

AUDIO



Half-pint philosopher

Titeuf, the half-pint hero of Hachette Jeunesse's bibliothèque rose, has come exclusively to Canal J starting 4 April. Titeuf, created by Zep, is attuned to the 8- to 12-year-olds and will share his point of view of the world with young TV watchers and ask his odd questions about life's mysteries in short cartoons (7 mins.), co-produced by Canal J.

Europe 1, the winning voice

In four years the listening curve for Europe 1 has been on the rise. Here is the story of 24 hours in the life of a success story.


© Photo Bruno Bachelet

From 8.6 per cent of the audience share in October, 1996, Europe 1, in the heart of Paris, had climbed to 11.4 per cent for the first quarter of 2001. Close to a 3-point leap, a million and a half more listeners.

Europe 1's resurgence is the result of in-depth work and the implementation of a formula dear to Jérôme Bellay, the station's general manager: "to inform means teaching something to someone or getting someone interested in something". At any time of the day or night, Europe 1 informs, in every sense of the word.


Europe 1

7 a.m. on the Europe 1 clock. Chimes ring the hour. The 7 to 9 slot begins. Two hours that garner 70 per cent of the radio's total audience. The stakes are high. Yet in the editorial room a false calm reigns. No more teletype machines rattling away with each new dispatch ; no more magnetic tape invading the editing rooms. Well before jostling the other radio stations and making its break in the polls, Europe 1 went through a technological revolution.

When he arrived in the summer of 1996, Jérôme Bellay was determined to shift the station into the digital age. A colossal work site gradually turned into Europe's first digitalized radio station, making it more comfortable and effective for journalists. And reports reached the air faster.

So this particular Monday morning in the 7 a.m. newscast, Vincent Parizot could not only signal the blockade of one of the main freeways into Paris by protesters from the meat industry but also air an interview with an executive of the toll plaza to the north of Paris. In the 7:30 and 8:00 o'clock updates by Christophe Charles and Christophe Delay illustrated in almost real time this main morning news with related reports.

In the "fishbowl", the editorial nerve center, the hot potato was handled coolly. Meanwhile, on the air things went off with cadence and serenity. Benchmarks that act as so many alarm clocks, newscasts and features follow in succession: 6:55, Axel de Tarlé's financial report; 7:16, Laurent Guimier's interview; 7:46, Catherine Nay's political note; 7:54, the financial editorial by Jean-Louis Gombeaud; 8:20, Jean-Pierre Elkabbach's interview; 8:32, Michel Grossiord's press review. And a grace note in the form of a thumbed-nose, the 7 to 9 slot ends with the irreverent and irrepressible Laurent Ruquier.

"Europe 1 is a place of freedom and dialogue"



The clock moves on towards 9 a.m., and just before the news, Yves Calvi arrives with all the fire and passion he expresses in every one of his broadcasts. In just a few words and two questions asked of his guest of the day (a psychiatrist specializing in drugs), the challenge of getting people interested in something is taken up and met. Yet the program has only just begun.



The over-used word "interactivity" comes into its own at 10:45. Fabienne Kraemer is there for her daily encounter with a multi-facetted conversation. Every-day life is put under the microscope as she and her listeners discuss things from the light topies (daily rituals in the work place) to the heavy (child custody between divorced parents).

"Europe 1 is a place for dialogue and freedom," exclaims Bruno Cras. "We have never filtered even one call!" At 1:25 p.m. his show-business feature opens up the airwaves to the listeners who are hot on movies, theater and books. His studio guests are actors, singers and directors who forget the fact they are in front of micro-








From the left to the right: Jérome Bellay, Guillaume Durand, Fabienne Kraemer, Benjamin Castaldi, Jean-Luc Petitrenaud. From top to bottom: Jean-Pierre Elkabbach, Catherine Nay and Arlette Chabot.

phones for 35 minutes and open their hearts.
Studious or layed-back depending on the day and the themes dealt with, at 2:00 Yann Kulig's team takes on life's little irritations, rip-offs and absurdities. Claudine Matt, Valérie Durier, Nathalie Corré and Roland Perez expose, compare, test and hunt down everything that makes life an irritation. At 3:30 there's a more intimate atmosphere with Benjamin Castaldi drawing a off-beat portrait of a personality.
Jérôme Bellay clamors for it, for he is a man who likes challenges and gambles. He'll place comedian Laurent Ruquier, for example, head-to-head with the RTL's block-buster, Les Grosses Têtes. And a year after the initial face-off, Ruquier carried the day. Both at the station and in the polls.
Then from 6 to 8 p.m., news and interactivity return with a two-hour non-stop time slot featuring Guillaume Durand and Arlette Chabot who elicit answers from both guests and the listening public.
The station has left certain things by the wayside: music, for example. From the 180 titles aired in 1996, there are but 25 today. Money games, too, totally. The station is more interested in appealing to people's curiosity rather than their urge for gain. And people participate without winning anything except understanding.

On weekends, news waits for no one

No slacking on weekends in terms of news and general interest. Europe 1 roars full steam ahead with its three main engines: news, talk and interactivity. On Saturdays after a news slot that starts at 5:30 in the morning, Dominique Souchier puts the five preceding days of news in perspective with C'est arrivé cette semaine (It Happened This Week). Then follow Europe Santé (Europe Health) with the tandem Laurent Cabrol/Jean-François Lemoine and fine-dining with Jean-Luc Petitrenaud. Early afternoon hears Jacques Pradel hoist anchor for exotic travels and treasure hunting.
After Karen Chéryl orchestrates an early afternoon of music, Pierre Thivolet arrives for Dessine moi l'Europe (Draw Me Europe). Sundays at 10:15 Marc Menant plunges into the strange and unusual, then, with his feet on the ground and his head in the stars, Alain Cirou simplifies science for the layman. At noon as France sits down for Sunday lunch, Jean-Pierre Elkabbach gives a politician guest twenty minutes to convince the listener of his or her sincerity. After Jeunes reporters d'Europe (Europe's Young Reporters) and literary news from Frédéric Mitterand, the afternoon is rounded out in a belly laugh as the best-of Laurent Ruquier's weekday program are aired. And the weekend draws to a close. It is time to look back at two days of news. Le Tout Info (All the News) starts at 7:30 Sunday evening and wraps it up at half past midnight.

"To inform means teaching something to someone or getting someone interested in something"

The way is clear for a new week. Once again there is a false calm hovering over the editorial room. An admirer of Oliver Stone's has tacked a poster of his movie Talk Radio to the wall. It says, "Words can kill." Today Europe 1 is proof that words can revive a radio station ■


Europe 1

Deciphering

Aggregate audience: the number of listeners of 15 years old or over who have listened to a radio at least once between 5 a.m. and midnight. 475,800 listeners equals one point of aggregate audience, the 11.4 points of the latest Médiamétrie poll (January-February-March, 2001) correspond to more than 5,400,000 listeners. In 1996, Europe 1 was at 8.6 points, i.e. 3,980,000 listeners.

Listening time per listener: average time spent listening to a station. Last Decemberfor Europe 1, it was 129 minutes as opposed to 100 in 1996.

Audience share: the share represented by the listening volume of a station in the overall listening volume of the radio medium. Europe 1's audience share was, according to Médiamétrie, 9.4 in December, 2000 as opposed to 5.7 in 1996.

EADS, welcome aboard!

The A380 in the limelight, announcements and sales...

20 February: Airbus gets the green light from the German Justice Department for extending its Hamburg site in order to produce the A380, which will also be built at the Aerospatiale factory in Toulouse, southern France.
27 February: The A380 and the A330 have a new customer. Qatar Airways has opted to buy two of the new, very large Airbus transporters and signed a deal for five A330-200s and two options.
1 March: EADS Matra Datavision, an EADS subsidiary specializing in computer services, announces that it has increased its net profits six-fold from 290,000 euros in 1999 to 1.88 million in 2000. And enjoyed an 18.1 per cent rise in sales, amounting to over one hundred million euros.
2 March: following on its 44-Airbus order in 2000, United Airlines is planning to buy fifteen more new aircraft: seven A319s and eight A320s. This will make the American carrier the world's number one owner of Airbuses (192).
5 March: The French Defense Department announces that it will be asking Aerospatiale Matra Missiles, an EADS subsidiary, to do an engine retrofit on some fifty of the Exocet MM 38 anti-ship missiles.
13 March: Astrium, Europe's foremost space company, held 75 per cent by EADS and 25 per cent by BAe Systems, has been contracted to produce twenty combustion chambers for Ariane 5's Vulcan 2 engine worth 56 million euros, as well as twenty sets of cryogenic thermostats.
19 March: EADS increases it mid-term profitability goals from 8 to 10 per cent by 2004.
26 April: BAE SYSTEMS, EADS and Finmeccanica signed the agreement for the incorporation of a single company that will re-group the missiles and missile systems activities of their respective subsidiaries, Matra BAe Dynamics, EADS Aerospatiale Matra Missiles and Alenia Marconi Systems. The new company -the name of which will be MBDA- consolidates its position as world leader ■



© Airbus / EADS

Showing off composites

From 30 March to 9 September, an exhibition on composites is taking place in the Matra automobile show space in Romorantin. Key materials...

A trail-blazer in the field of new concepts, Matra has been using composites for the bodywork of its car models for the past 35 years. On the one hand this solution makes industrial investment (the well-known entry ticket) four times less costly than one-hundred-per-cent steel bodywork with very expensive press lines. On the other, it is suitable for small and middle-sized car series and facilitates design development.
To move from craftsmanship pace of two vehicles per day -as was the case for the Djet in the early sixties- to the industrial quantities of 350 Espaces per day at present, the process for manufacturing bodywork with composites has never ceased progressing. Today all composite parts are produced at the Theillay plant where a research center was founded in 1997. Several of its innovations could become reality in the near future, i.e. ever lighter materials, higher resistance to small knocks, healable dents and coloring in the mass. Beginning in July, 2000, Matra and the American company, Venture, have pooled their resources in the field of thermo-hardened composites and have founded a subsidiary, Matra Venture Composites. The Avantime has taken advantage of this subsidiary's research and work, as have the customers of Venture and its French subsidiary, Peguform ■



© Matra / Renault






QUARK
FARMACI SU MISURA

Quark

Great figures for the February launch of the inaugural issue of science magazine Quark from Rusconi: 450,000 of the 500,000 copies printed were sold.

Elle has a little sister

Next August American teenage girls will have their own magazine, Elle Girl. It will be published by Hachette Filipacchi Magazines and target the 12 to 17 year-olds. The first issue will contain an in-depth report on back to school. And 2002 will see four other issues of Elle Girl.

Not a saree sight

The first issue of Elle Decor India, launched last December, is published jointly by HFM and Ogaan Publications, who are already partners for Elle magazine on the Indian market. The magazine is a quarterly and comes out in English with a 35,000-copy print-run. It is the 18th Elle Décoration printed in the world and brings to 27 the number of decoration magazines published by HFM.

DISTRIBUTION

Relay nouveau has arrived

A new kind of Relay has been opened in Paris's Montparnasse railway station. This new sale outlet has three sections: Immediate departure, Discovery and Entertainment.



A page of another color!

The new website, extrapole.com, contains news about books, music, movies, multimedia and shows. And coming soon will be an on-line store, to be set up in conjunction with alapage.com.

HACHETTE FILIPACCHI MÉDIAS

Marriage French style

A coup de théâtre in the French magazine world. After several months of uncertainty, Hachette Filipacchi Médias buys into the capital of Groupe Marie-Claire.

L'Oréal has held 49 per cent of the capital of Groupe Marie-Claire since 1977. For the past several months it has been known that l'Oréal wanted to sell off this stake. Gérald de Roquemaurel, Chairman and CEO of Hachette Filipacchi Médias, Evelyne Prouvost and Marie-Laure Prouvost have offered to buy up all of these shares from the cosmetics giant.

Once sealed, the deal means that the Lagardère press subsidiary has a 42 per-cent stake in all activities of Groupe Marie-Claire, united under a single company roof. The 58 per-cent remaining stake is held by Marie-Laure Prouvost, general director, Evelyne Prouvost and her husband, Nicholas Berry, in Laurev, a holding company established to this end.

This rapprochement is less a "merger" than a "marriage with separation of property". The various Marie-Claire activities, including the magazines Marie-Claire, Marie-Claire Maison, Marie-Claire Idées, Avantages, Cosmopolitan, Famili, Idées et Jardins and Cuisine et vins de France, will remain independent of HFM. On the other hand on an international level the two groups will join forces to develop the 34 editions of Elle and the 23 editions of Marie-Claire "in respect of existing agreements and according to opportunities". "The main motivation behind this deal is to see what we can do together by unifying Elle and Marie-Claire's advertising strengths on the world market," explains Gérald de Roquemaurel. "So it's a positive developmental operation of associated labels. The alliance provides an answer to announcers who are doing more and more media plans on regional levels around the world." ■


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HACHETTE DISTRIBUTION SERVICES

Zendis or the best of both worlds

A new subsidiary of Hachette Distribution Services, Zendis at last provides the link that was missing in distance selling.

Zendis, a contraction of "zen" and "distribution", is the name of the new company of which 80 per cent are owned by Hachette Distribution Services. Its goal is to combine the advantages of local networks with those of distance selling (mail-order sales, websites)... It is a promising sector when you think that this kind of business often fails because of the very real problems of logistics and delivery. "An intersection of the new and classic economies, the project attracted us," confidently explains Arnaud Lagardère. "It adheres to Lagardère Group values, i.e. the entrepreneurial spirit and a taste for risk-taking. Zendis is a perfect illustration of HDS's legitimacy and complementarity within Lagardère Media."

Zendis wants to offer a global and European-wide solution "from the first click to package in hand. In other words, combining the best of both worlds", says Frédéric Van Heems, president of the directorate and general director of Zendis.

In concrete terms from the beginning of May, Zendis offers a network of 600 pick-up points in France, Belgium and in French Switzerland where customers can come pick up their ordered products. Constituting 80 per cent press pick-up points, this network will be extended to Spain with 500 sales outlets next June and by 2003 will reach 5,000 pick-up points in all of Europe, especially in Germany and Great Britain.

Zendis

Zendis' strong point are its fifteen FI System (a web agency) engineers who have developed a computer system able to "discuss" with all marketing sites and to guide the logistical chain through tracking (research) and tracing (order follow-up). Other strong points for the customer: the choice of delivery point, security of payment and the possible return of a product...

Zendis intends to rely simultaneously on its own network and on the traditional press-distribution players based on the example of what is already happening in Belgium AMP and 3 Suisses. With 10,000 packets processed per day in 2002 and 40,000 in 2003, Zendis can hope to attain a good balance next year ■

Web site : www.zendis.com

DIGITAL

Musical merger

The cable and satellite specialty channels, Muzzik and Mezzo, should merge between now and next summer and produce a single program. The new channel, which will be known simply as Mezzo, will be the leading european specialty channel for classical music, opera, dance, jazz and world folk music. It will be received by 1.8 million subscribers in France and by more than 6 million in 27 other countries. The deal means that the shareholders of the new channel will be Lagardère Thématiques (50 per cent), a Lagardère Images and Canal Plus subsidiary, Wanadoo Audiovisuel (25 per cent), France Télécom (22.5 per cent) and Arte France (2.5 per cent).

FAX

Every single day, 10 million people pass by one of the 1,055 Relay sales outlets in the world. And 1 million go in to buy something.

According to a recent study, Femina Hebdo has had the biggest audience growth of the general public women's sector and, with 4,600,000 readers, comes in numero two in the women's press sector.

A new layout for Télé 7 Jeux, France's number one magazine for French-language games and hobbies.

With the 2001 edition of the Encyclopédie Hachette des vins (Hachette Wine Encyclopedia), Hachette Multimédia is innovation for Palm Pilots.

New financial partners

Representatives of some twenty American financial institutions meet Lagardère's directors in Paris.

This visit by the Americans sealed the end of negotiations of a 500 million dollars bond issued by Lagardère SCA with their institutions. With the participation of Merrill Lynch and Arjil & Associés, this is the largest operation done by a French company on the American, private placement market. This long-term loan (in three tranches of 5, 7 and 10 years) enables Lagardère to have stable resources at its disposal for financing such acquisitions as last year's stake-taking in CanalSatellite. This new partnership signifies the confidence of the world's main financial market in Lagardère's development and profitability ■



© Jean-Claude Deutch / Paris Match

SHAREHOLDERS' NOTEBOOK


300
250
200
150
100
80
1999
2000
2001
LAGARDÈRE relative to the CAC 40 and DJ STOXX MEDIA (from January 1st, 1999 to April 25th, 2001)
LAGARDERE
DJ STOXX MEDIA
CAC40

DATASTREAM Source

Agence Le Goff & Gabarra SARL

Capital stock

Number of shares making up Lagardère SCA's capital stock at March 31, 2001: **137,784,758.**

On March 31, 2001, the Company's capital stock thus amounted to **840,206,038 euros** (FRF 5,511,390,320).

Conferences to be held in various cities in France

(to be confirmed):

> June 26: Annecy

> November 28: Tours

Other meetings are in the course of preparation of which we shall hold you informed.

Shareholders' Consultative Committee

The last plenary meeting of the Shareholders Consultative Committee was held on May 3, 2001.

The Committee will meet again in October, 2001.

LAGARDERE

Contacts :
Centre d'information des actionnaires de Lagardère SCA
121 avenue de Malakoff
75216 Paris Cedex 16
Phone number :
33.1.40.69.20.73.
Internet :
http//www.lagardere.com
E.mail :
lalettre@lagardere.fr

October 2000

Letter to our shareholders

LAGARDERE



Arnaud Lagardère Jean-Luc Lagardère Philippe Camus

© E and G Nojaroff

Promises kept

The results of the first half 2000 show a significant increase (operating result +36.4%). The progress recorded in all the media business activities and by Aerospatiale Matra substantiates the ambitious goals for improving margins that your Group has set itself for the coming years.

The deployment of the media strategy has been carried out actively over the past months. The Public Offer of Exchange launched on Hachette Filipacchi Médias was crowned with success. By holding 100% of its activities (Hachette Livre, Hachette Filipacchi Médias, Lagardère Active and Hachette Distribution Services), Lagardère Médias can now boast the conditions of flexibility and reactivity necessary to fully exploit their brands, editorial expertise, promotional strength and close relationships with the main advertisers through the digital platforms (Internet, television, mobile phones, etc.).

In addition, Lagardère Médias has undertaken a number of operations to strengthen its position as an editor. For instance, the acquisition of RTM, an American company that produces television programs about automobiles. This will enable Lagardère Médias to extend the editorial expertise and brand recognition achieved through Car & Driver, the USA's leading automobile magazine, to the area of digital television and interactive services.

Domestic growth operations have also multiplied. In this respect, examples are the launching of the magazines ISA and Bon Voyage, the launching by Hachette Livre of the "Phare" collection, an article about which is featured on page 6 of this Letter. Hachette Distribution Services has opened a new Extrapole shop in Rouen. Lagardère Médias, in collaboration with CanalSatellite, has developed a range of interactive services around some of its brands: Elle, Parents, Auto-Moto, Première, Guide des Vins Hachette... that are now accessible to subscribers of CanalSatellite. Canal J, the leading French channel for youngsters from 4 to 14, and a subsidiary of Europe 1 Communication, will launch Mini J, a new channel for toddlers, in mid December.

Finally, to continue optimizing its portfolio of activities, Lagardère Médias has sold Grolier Inc. in the United States, and will, by the end of the year, have totally ceased magazine printing activities.

As far as EADS is concerned, the company was successfully listed on the Paris, Frankfurt and Madrid Stock Exchanges simultaneously in mid July, thus achieving a first in Europe. The share price has already begun to benefit from market recognition of its high growth potential. The efforts undertaken to significantly improve the profitability, the excellent results of the Airbus division as well as the reinforced credibility of the A3XX project have undeniably contributed to increasing the confidence of investors.

Matra Automobile is vigorously continuing to develop new products that will consolidate its long-term activity. The latest one, which was unveiled at the Mondial de l'Automobile, was highly acclaimed by both the public and the media. A detailed article on it is featured in this Letter. Development of the Avantime is continuing, and its launching is still programmed for mid 2001. Finally, the Espace, despite strong competition, remains the undisputed leader on its market segment in Europe.

As you have no doubt noted throughout this editorial, your Group remains ambitious as regards outlook, dynamics and developments, and is concentrating on meeting its objectives, notably in terms of profitability. Lagardère shares, although affected, like all shares, by the situation of the financial markets over the past few months, have nevertheless progressed by 13.6% (October 16), an increase higher than both the CAC 40 index (+2.18%) and the DJ Stoxx Media index (-6%). We are firmly convinced that the strategic positioning of your Group will enable Lagardère shares to continue to increase in value over the long term. Rest assured that we will continue to do everything possible to ensure that this is the case.

SALES (in million €)


6000
5500
5000
4500
4000
5 769
5 944
+ 3,0 %
First half 1999
First half 2000

GEOGRAPHIC BREAKDOWN OF SALES


Rest of the world 8 %
USA & Canada 21 %
France 35 %
Europe (excluding France) 36 %

OPERATING INCOME (in million €)


300
200
100
193
263
+ 36,4 %
First half 1999
First half 2000

NET INCOME (in million €)


1000
900
800
700
600
500
400
300
200
100
119
788
First half 1999
First half 2000

Operating income: up 36,4 % in first half 2000

Sales

Consolidated sales for the first half of 2000 totaled 5,944 million euros compared with 5,769 million euros in the corresponding period of 1999. Most of the increase came from Lagardère Médias (up 8.2%).

Excluding changes in group structure and exchange rates, sales in the Lagardère Médias and High Technology businesses increased by 3.7% and 6.8% respectively, while sales in the Automobile business fell by 2.6%. Overall, sales increased by 3.9%. Finally, the geographic distribution of sales confirms the ongoing internationalization of Group operations (65% outside France).

Operating income

Operating income amounted to 263 million euros, up 36.4% over the first half of 1999. This increase can be broken down as follows:

- The contribution of Lagardère Médias to consolidated operating income was 123 million euros, an increase of 40% at current group structure and exchange rates. Operating incomes improved for all the divisions. The strongest percentage increase was recorded by the "Digital" division (Audiovisual and Multimédia Grolier), reflecting the excellent results recorded by the Radio and Advertising airtime sales activities and the elimination of costs associated with the acquisition of new subscribers before the merger of Club-Internet with T-Online.
- In the first half of 2000, the High Technology business still consisted solely of the 33% interest held by Lagardère in the Aerospatiale Matra group and recorded operating income of 103 million euros, compared with 42 million euros in first half 1999. The main growth engine was the Airbus division thanks, in particular, to reduced industrial costs and brisker activity.
- The Automobile business recorded unchanged operating income (40 million euros) despite a small drop in production volumes. This was explained by improved sales throughout the Espace minivan line and the continued application of cost reduction measures.

Net income

Non-operating income was 1,123 million euros and included, in particular, the gains realized on the Club-Internet/T-Online transfer and the sale of Grolier Inc.

Including the above non-recurring items, net income for the first half of 2000 was 788 million euros, compared with 119 million euros in the first half of 1999.

Outlook

Lagardère Médias is more determined than ever to meet the overall objective of two-digit annual average growth in operating income between 1999 and 2002.

Mini J: Lots for tots!

On the strength of its very good audience scores, Canal J is fortifying its position as the reference channel for children by launching Mini J (code name) in mid-December, a channel targeting the under-7s.



The clarification of its program grid and a change in tone since September, 1999, followed by new dressing last November, made it possible for Canal J to double its market share and increase children's viewing time. Success which has confirmed Claude-Yves Robin, Canal J's general director, in his strategic offensive. "Second stage of the rocket," he explains, "the station's specialization. Every five weeks we will be creating a surprise effect by coloring the channel for a day or a week." The first occurrence of this will be at... Halloween!

Another event for young viewers since 27 September: a new program called Iaplap, a five-weekly date with stars popular with youngsters, for example Larusso or the group 2B3. France's leading young people's channel for the 4- to 14-year-olds will be highlighting interactivity with the coming launch of a new site in partnership with Hachette Multimédia.

Interactivity

"The rocket's third stage," continues Claude-Yves Robin, "will be the 15-December launch of Mini J, a channel for the under-7s, aired on CanalSatellite and cable (in all 1.5 million households to begin with), and whose signal will be marketed internationally in French-speaking and French-loving countries through the experience, the network and agents of MCM International." A majority of Mini J's programming will be French, "a very coherent process when you realize that the French cartooning industry is very active for the under-7s and that Canal J over the past fifteen years has produced the majority of its catalogue in this field." Les Albums du Père Castor (Father Castor's Albums), l'Ours Paddington (Paddington Bear), les Belles histoires de Pomme d'Api (Pomme d'Api's Best Stories), and so forth are daily programs occurring between 6:30 a.m. and 8 p.m.. They will be enriched with a program of discovery based on short wildlife documentaries and the lives of children from around the world...





The new channel most definitely aims at being in touch with the tastes of its very young viewers. So it has gone for a dressing that is both simple and colorful. Without affecting the 5 program-hours for the under-7s on Canal J, the new channel will have a grid adapted to their timetable: when the eldest of the under-7s are at nursery school, Mini J will program cartoons for the very young. Another Mini J plus will be its interactive services, a world first that will allow not-yet-reading children to play awareness games with the remote control while the program continues to run in the background.







© EADS LV / Ribeiro / Gamma

EADS: a sunny summer

An overview of EADS news since last 10 July when EADS shares were offered on the Stock Exchange of Frankfurt, Madrid and Paris.

26 July: Astrium, a joint subsidiary of BAe Systems and EADS specializing in space, and Thomson CSF announced their intention to create a partnership for offering airplane builders and airline companies a complete line of communications services starting in 2001, including a range of multimedia services for passengers (video connections for portable computers, e-mail, games, e-commerce and so forth).

July and August, 2000: Export contracts worth more than 1.2 billion euros were inked this summer by several countries for missile and systems equipment.

1 September: Arianespace signed a contract with Astrium worth 100 million euros for supplying fifteen stockable propergol (EPS) stages for the Ariane 5 launcher. Astrium should also receive an order before the end of the year for supplying several combustion chambers for the main Vulcan engine.

4 September: a major victory for EADS on the world's defense systems stage. The US Navy placed an order worth $11.9 million for the delivery of very high-quality electronics systems for AN/APG-65 radars to go into its F/A 18 Hornet jet fighters.

14 September: The Astra 2B television satellite was launched from Kourou on an Arian 5 rocket on flight 130. With Nilesat and WI, it was the third Astrium-built satellite launched in less than a month. As industrial architect and responsible for the ground segment as well as the satellite, EADS is highly involved in this launch with the Ariane 5 launcher.



Matra M 72: automobile delights...

At the Mondial de l'Automobile, Matra presented a revolutionary new car concept under its own brand name.





After 16 successful years with the Espace, in 2001 Matra will build the Avantime, the two-door Renault coupe, at its Romorantin plant. There was another event unveiled at the Mondial de l'Automobile in Paris. Matra presented a revolutionary new car concept under its own brand name: the Matra M 72 is a two-seater that is playful, friendly and inexpensive. A "buddies" car that Jean-Luc Lagardère and Philippe Guédon have been thinking about for thirty years.

A crystal-like look, an ultra-light and shiny aluminum chassis, a spunky 20 horse-power engine... ten feet of pleasure on four wheels is what the new Matra M 72 holds in store. A small roadster? A snappy little city car? A delightful toy? It is in fact a combination of all three. Far from being something exclusive and reserved to just a few car freaks, the Matra M 72 is open to everyone! Economical (about 62 miles to the gallon), safe and incredibly maneuverable, the amazing little Matra could serve as the first car for a 16-year-old novice driver, the second or third family car for springtime jaunts in the country or, and above all, the car for everyone in love with open-air travel! A genuine "new concept of leisure-time mobility", the new Matra M 72 is the outcome of an old thought-process launched into the third millennium by a team brimming with imagination.

A different kind of vehicle

The company's most fervent admirers will remember. Matra presented the P 28 in 1979: a minimalist four-wheel car in the same spirit as the legendary motorized bike, the Vélosolex. A simple, lightweight and economical product providing a convivial alternative to scooters or second-hand cars. The socio-economic climate of the 80s, however, prevented the idea from reaching fruition. Head of the M 72 project, Michel Marcellas says, "The Matra M 72 is the result of the philosophical seed of the P28 program." It isn't an "automobile in the proper sense of the term but about half-way between a motorcycle and a car." It is a different sort of vehicle appealing to the desires of both aficionados and more ordinary drivers. "A car for young people that can be driven by everyone," says Philippe Guédon, Matra's chairman.

Non-conformist, this eye-catching little machine is above all open to the world, to the countryside and the smells of back-country roads, to the various family members who like of driving in the open air that the cocoon-like space of more traditional cars has made us forget. Unique in spirit, it is hard to compare to an automobile. In fact research carried out shows that the amazing M 72 is first and foremost seen as an "extra" vehicle and not a "replacement for another". In short a car to share and drive whenever the fancy takes you, come rain or shine, in town and country, real freedom!

To arrive at this point the project had to rely on the talent of a perfectly motivated team using methods that only a builder like Matra could implement. Naturally a concept like the M 72 contained hard-to-ignore constraints. Keeping the car's weight under 900 pounds, for example, was no cake-walk. To meet the challenge Matra had to use all its talent as an automobile architect. The idea of the M 72's openness, in particular by lightening the car's structure, has revolutionized the givens on all levels. With an alumi-

M 72: a car for sharing

If the M 72 is a vehicle open to the countryside, back roads and other sensations, it is also a vehicle open to everyone. Accessible to 16-year-olds in certain European countries with A1 and B1 driving licenses (non-commercial uses), the M 72 will also be a hit with the young looking for independence and mobility, as well as to those who are already independent and want to stay that way.
For families it will be a leisure automobile for freedom and sharing, a starter's car both fun and safe. A vehicle with keys hanging in the front hall for everyone in the clan to share (or fight over!).
Because of its "lego-like" design, the M 72 will adapt to the user's personality, the season and the use it is put to with a large range of ancillary equipment.

num chassis and a thermoplastic body, the vehicle weighs a total of 836 pounds. Mission accomplished! It also explains its bare-bones, no-frills style. The visible structure in polished aluminum, minimal instrumentation and the lightness of the design are references to the fun, exciting world of two-wheel vehicles.



Simplicity and virtues

The Matra M 72 is revolutionary for more than one reason. Its simplicity and lightness place it in a category of vehicles that can be driven in France at 16 with an A1 or B1 driver's license (the basic, non-commercial-vehicles license).

This bare-bones, reactive car that is sometimes seen as not a real car at all nonetheless has admirable qualities that make it an especially safe road companion. We focused our attention most particularly on its roadability. It is neutral and safe, everyone will feel comfortable behind the

essential instrumentation consists of two chrome-encased dials that sit on a central console that looks rather like the beautiful curves of a motorcycle gas tank. A little lower down is a red button that, once pressed, kicks the machine into life, and it is soon up to a cruising speed of some 70 MPH.

It's easy to handle with a control lever (forward, reverse) linked to an automatic speed changer for smooth departures and always linear acceleration. The chassis's curves demonstrate the same impetuosity, and the alloy wheels, see-through doors and the resolutely high-tech lines of the sculpted aluminum bug elicit excitement and a feeling of originality, of something playful, dreamlike and... economical: 62 miles to the gallon and minimal maintenance because of its simple design and resistant materials. The M 72 is also customizable with a large range of accessories like a hard convertible roof, a rigid luggage cover-plate and so forth. Everyone can customize their M 72 the way they want. Bare and basic?

... for everyone

wheel. As far as passive safety is concerned, a driver's airbag is ever-ready, and the frame resists crash tests as well as any modern compact car.

Once inside, everyone will feel comfortable immediately. The steering wheel comes naturally to hand, and the driving position is ideal. The

You bet, but behind the looks of this "car-cycle", the M 72 might well be the first vehicle to make the pleasure of automobiles and dreams of their drivers truly accessible.
The Matra M 72 could eventually be distributed by Renault.



Safe and Fun

Even if the legislation for vehicles less than 20 CV and weighing under 900 pounds doesn't require it, the Matra M 72 took the crash test and stood up to the severest kind of impact (an off-center frontal impact at 36 mph against a partially shock-absorbent flat surface). The Matra M 72 aluminum chassis is light and rigid for optimal road handling. It resists violent impacts on a par with modern small cars.
What this means is that a frontal zone of programmed distortion, on which the fore carriage rests, protects the passenger compartment. To optimize these buffer zones, composite absorbers are placed before and behind.
The floor is also made with cutting-edge materials like sandwiform. Because of all these technical solutions, the Matra M 72 is "safe and fun".



Photos : © Dingo - Matra Automobile



2000, Odyssey for knowledge

A stopover at Hachette Livre, on the occasion of the launch of the new "Phare" collection.

PHARE

Vanves, on the southern edge of Paris. The atmosphere in the offices on the third floor seem relaxed enough this Wednesday, 13 September. The calm after the storm... The crew is already on the lookout for new authors but is waiting expectantly for the launch of its collection and the buying public's reaction. "With these works that are both practical and cultural," says Pierre Marchand, Hachette Illustrated's manager and head of Phare International, a Hachette Livre subsidiary created last December, "I wanted to give a positive and generous view of the world, but also make books useful to readers while providing them with a little culture on subjects as arid as... do-it-yourself and GM food!"


Vos premiers pas en Bourse


Passion chocolat


Envies de jardin


L'heure des thés

A young team—average age, 30—was put together last February with a ten-person hardcore, including four lady editors, and 110 experts, journalists, computer-graphic artists, illustrators, iconographers and editorial secretaries, all outsourced. By January some of them were already hard at it. "Our books are most certainly for an adult audience," says Philippe Marchand, "Phare" art director, "but we depend heavily on magazine-like pictures." Sandra Berthe, an editor, co-ordinates the work of authors and iconographers for six or seven titles in fields as divergent as chocolate and heart disease! "It's a job requiring organizational skills, foresight and an enormously open mind," affirms another editor, Muriel Vandeventer. The entire team took up a big challenge, i.e. the 24 initial titles have been on bookstore shelves since 20 September.

Each work is composed of five parts, each of which uses different language. "Découvrir" (Discover) is a patchwork of information, key figures, article excerpts and a very magazine-like part where computer graphics rein supreme. "Savoir" (Know) is a cultural corpus that gives priority to the text and pictures. "Voir" (See) is a portfolio of full-frame visuals in color or black and white. "Comprendre-Agir" (Understand-Act) explains how things work, how much they cost, gives recipes and advice and is heavily supported by computer graphics and illustrations. And "Trouver" (Find) offers interactive yellow pages with accounts, bibliographies, filmographies and Internet addresses and sites.

Another first of this collection is the complementarity between each title and the Internet. "The book is a 'harbor' for the web," explains Pierre Marchand with a metaphor. "Readers set out from there to navigate the web where they trawl for information, then return to the book to organize their ideas." Pierre Marchand shows what he means by opening a "Phare" (which means 'lighthouse' in French) site, the editorial content of which was done by the same team!

And the site is about to receive its final updates. Though nervous, the team can be reassured. The collection was pre-sold from a mock-up at the last Frankfurt Book Fair. Twelve of the 24 titles will appear as co-editions in a month's time in Italy (Fabbri), then Spain (Planeta). Great Britain (Cassel) first sees "Phare" early in 2001. The "Phare" crew has already set sail for other adventures. "We intend to publish 48 new titles a year, each containing 128 or 64 pages, depending on the titles. The next 12 will come out in February, then in May, then September and late in November".

Web site : www.phareonline.net

Writers and the Net

Hachette Jeunesse has produced two new collections, "Côté Court" (The Short Side, Hachette Jeunesse Roman) and "Les Nains Ternet" (The Ternet Dwarfs, Hachette Jeunesse Image). The first collection of books costing just under 2 euros for the 10- to 14-year-olds, "Côté Court" has 36 titles and introduces teenagers to the great authors of yesterday and today and gives teachers additional information on a website (www.cote-court.com). With "Les Nains Ternet" children from 4 on up will discover fictional writing with the Internet world as a background (less than 7 euros).



Full steam ahead for marketing

Informing the marketing teams last May looked a little like a side-show. "Phare" was presented to them on platforms that highlighted the collection's graphic aspect. Another first at Hachette Livre: Pierre Marchand, general manager of Hachette Illustrated, and Fabrice Le Jean, marketing director, criss-crossed France in June with a mock-up of "Phare" in hand in order to show it to the booksellers in France's fifteen largest cities. Right from the start the booksellers took to the new collection. And we listened to their ideas to improve the works. It was also presented in Paris to the purchasing centers, the "traditional" major bookstores and on-line. Another hit! Lagardère is doing its bit too. The largest Relays and Relais H's are highlighting a selection of 12 titles in a special display that will be put in place of candies.

On course for contents

The new "Phare" collection (8.84 euros for a 128-page title) is not only innovative in its concept and contents but also in its 144 x 178 cm format, never before used in the publishing world. A pleasure to hold, the soft cover contains the title and a few key words, a phrase, presentation of the subject-matter and an illustration. And in the up-coming titles, special inks will be used as well as edge-decorating and embossing.

On-going strategy for pix and decoration

Continuing the strategy announced last year, Hachette Filipacchi Médias (HFM) has bolstered its picture sector, Hafimage.

After buying a 75% stake in the Gamma group–and the agencies owned by Gamma: Stills, Spooner and Explorer–in November 1999, Hachette Filipacchi Médias is continuing its growth strategy in the photo-agency sector. These ten last months have been marked by the taking of majority stakes (between 75 and 100%), through its subsidiary, Hafimage, in the MPA, Jacana and Hoa Qui agencies. In early September HFM also announced its buying out of Katz, a London agency specializing in portraits. It is also very close to buying out the Rapho agency. The whole, representing sales of some 30.5 million euros, will be organized into four segments: news - people; illustrations; culture; archives. Hafimage has at its disposal some 30 million pictures, about a million of which have been put on-line.

Digitalization

"On the one hand we want to promote the quality of photographic production by investing in high-performance photo agencies and by attracting talented photographers," says Christian Leveneur, general director of Hafimage. "On the other hand we want to make the most of our own photo funds (Paris Match, Elle, the Filipacchi archives, Gente, Diez Minutos) by utilizing all the synergies in digitalization and marketing matters. We're going to gather the photo agencies under one banner while respecting each agency's identity." Funding investments in digital will enable strong growth as is the case for the daily photo production by Gamma. In fact Gamma has just opened its own web site. The photo portal, set to appear in the second half of 2001, will federate the respective sites of the agencies and ensure the brand name and the editorial line and respect the identity of each photographer.

Another goal of the HFM subsidiary is to internationalize production sources with a presence on the three main markets of Paris, London and New York. Either at the end of this year or early in the next the US Gamma agency will be created in the Big Apple. ▪


Maison
MON JARDIN

HFM has also just strengthened its position in the decoration/art-of-living press sector (Elle Décoration and Elle à table). HFM and the French subsidiary of the Swedish group, Bonnier, have struck a deal on the editorial level, providing for the creation of a 50/50 joint-venture for three titles, including two of the group's star magazines, Le Journal de la Maison (The House magazine, 146,019 copies) and Mon Jardin, Ma Maison (My Garden, My House, 137,899 copies), not to mention Campagne Décoration (Country Decoration), launched last February. Philippe Bonnier will be the president of the new entity, while HFM will control operations. Complementary to top-of-the-line decoration represented by Elle Décoration, HFM will contribute its know-how on the mid-scale market in Italy (Gioia Casa, Spazio Casa), the United States (Home, Metropolitan Home) and in Spain (Casa Diez)

A new concept

Since summer's end, Relais H customers at the Montfermeil hospital, one of the 120 Relais H's inside French hospitals, have been enjoying the prototype of a new kind of store.


Relais H
Relais H



Spring, 1999. At the same time as creating a unique international sign for travel-related stores (Relay), Hachette Distribution Services carried out a survey among its customers in a hospital environment. Once customer preferences were identified, a project group was created to examine the general orientations concerning the commercial offer and the atmosphere to be created. The concept had to be innovative while maintaining a link with the Press-Café concept developed a year earlier. The opening in June of the first prototype store was preceded by 18 months of research and study at the Montfermeil hospital near Paris. Starting with the see-through aspect of the outer walls and the warm atmosphere created by wooden furnishings, customers also find various products for sale according to theme (reading, leisure, gifts, comfort, services, children and foodstuffs). Shrubs placed between the various sections of the shop create a "relaxed" atmosphere, a natural presence that is echoed in the new blue trade sign, the cornerstone and graphical symbol of the concept. Communication with the customer is reinforced inside each store and is part and parcel of all these new things. All Relais H hospital sales outlets will gradually be converted to the new sign. ▪

Jean-Pierre Ozannat


© Raymond LANDIN

What does Lagardère Images now represent?
Lagardère Images comprises the audiovisual activities managed by the Group in the production, distribution and publishing of theme channels. The 34% and 27% interests held by Lagardère in CanalSatellite and Multithématiques respectively are therefore not part of Lagardère Images.

Tell us about television production.
Lagardère Images is one of France's biggest television producers. This activity is carried out by our subsidiaries GMT, DEMD, Image & Cie., Léo Productions, 13 Production, JLR Productions, Studio 1 and Les Films d'Ici, that specialize to varying degrees in the production of different genres. The Group's three strong points are prime time drama, documentaries and television magazines.

What are the Group's best-known productions?
Obviously, these are the prime time drama series. Following Monte-Cristo in 1998 and Balzac in 1999, we produced Les Misérables in 2000 starring Gérard Depardieu and Christian Clavier. We also produce adventure serials such as Julie Lescaut (Véronique Genest), Nestor Burma (Guy Marchand) and Joséphine Ange Gardien (Mimi Mathy). These all achieved remarkable audience ratings. Since January 1, 2000, six of our productions have been listed in the ten most viewed programs for all channels... and it should be noted that the other four were football matches!

What are your plans?
These are threefold. Firstly, to develop our present activities. We are hoping for good results from Napoléon, a mini-serial in four episodes starring Christian Clavier, Rastignac, which will also be in four episodes, and new adventure serials such as, for example, Commissariat Bastille with Smaïn and Fabio Montale with Alain Delon.
We would then like to expand in sectors in which our presence is not yet prominent, such as magazines, bearing in mind the fact that we already produce Sagas, Va Savoir, Ripostes... and animated programs, which would produce interesting synergies with Hachette Livre.

Finally, our ambition, in the medium term, is to become truly European producers, both by designing more and more products intended for international broadcast, and by setting up subsidiaries outside France.

Lagardère Images now produces six theme channels. Are you developing other channels?
We already produce Canal J, MCM, Muzzik, MCM Africa, La Chaîne Météo, and we launched the health channel Santé-Vie in April 2000.

We will be launching "Mini J", Canal J's little sister, in December 2000, for audiences between 2 and 7 years old, a slot that has not yet been covered. We also have other plans for 2001. Our greatest hopes for the two coming years lie in hertzian digital television that should have the capacity to offer 36 hertzian channels instead of the six existing ones. We are actively preparing concepts for an invitation to applicants that will be launched by the CSA in the summer or autumn of 2001.

SHAREHOLDERS' NOTEBOOK

CAPITAL STOCK

After the Public Offer of Exchange and the ensuing Compulsory Purchase Offer for the shares of Hachette Filipacchi Médias, the Company's capital stock on August 31, 2000 comprised 136,895,247 shares, and amounted to FRF 5,475,809,880.


Lagardère relative to the CAC 40 & DJ STOXX MEDIA
280
260
240
220
200
180
160
140
120
100
80
M J J A S O N D J F M A M J J A S O
(*)
LAGARDERE SCA
DJ STOXX MEDIA
CAC40
(*) 10/16/2000
Source DATASTREAM

SHAREHOLDERS' DIARY

Conference to be held outside Paris (to be confirmed):
12 December 2000: Perpignan

SHAREHOLDERS' CONSULTATIVE COMMITTEE

INVITATION TO APPLICANTS:

The mandates of four of the 12 members of the Shareholders Consultative Committee will be expiring at the end of this year. Their replacements will be appointed in January 2001 at the latest.

You may send your application to:
LAGARDERE SCA
For the attention of Mr. Alain Lemarchand
4 rue de Presbourg - 75116 Paris, France

NB: A topic on the Shareholders Consultative Committee can be consulted on the Lagardère Group's website. A copy of the rules can also be sent to you upon request (phone : +33.1.40.69.19.22).

LAGARDERE

Contacts:
Centre d'information des actionnaires de Lagardère SCA
121, avenue de Malakoff,
75216 Paris Cedex 16 -
France
Telephone:
+33.1.40.69.20.73
Website:
http://www.lagardere.fr
e-mail:
lalettre@lagardere.fr

Art Directory : GABARRA / LE GOFF - OTT imprimeur

Letter to our shareholders


LAGARDERE







OCTOBER 2001

Preparing for recovery

Although economic conditions are already quite difficult, especially for the advertising sector, Lagardère Media confirmed the success of its dynamic strategy for the first six months of 2001. Internal growth stood at +4.7% (compared to +3.6% a year earlier) and operating profits increased sharply (13.8%) to € 140 million.

"Up till the end of August, we were in line with our forecast two-digit growth rate (12%). The tragic events in New York obviously create a new context for the months to come", explains Arnaud Lagardère. "In these circumstances, even though we still expect operating profits to rise, the increase should be between 5 and 12% for the year 2001 as a whole".

This is due to the fact that Lagardère Media has the advantage of relatively limited exposure to the various risks. Advertising revenue represents only 20% of total revenues, with approximately 15% coming from magazines and 5% from radio. Retail outlets in American airports represent less than 1% of Hachette Distribution Services' sales. Lagardère Media's operating profits are actually increasing significantly, despite an economic situation that has become very challenging.

"We now have to prepare ourselves for the recovery," Arnaud Lagardère confirms. This means "more rigorous management, improving our margins and EBITDA, and concentrating on the essential". A cost-cutting plan was launched in March. "Given the uncertainty of the economic context, the process has been accelerated. The plan now aims at €160 million in savings each year by the end of 2003." (instead of €110 previously). In all, about a hundred projects have been identified and scheduled for completion by the end of 2003.

Furthermore, the Group's financial structure is extremely strong, placing it in a good position for seizing opportunities in terms of acquisitions. With company valuations at a low, the time is ripe. Nonetheless, the Group intends to continue to exercise caution, in keeping with its management discipline.

Lagardère shares have, of course, also been affected by the poor market conditions. Our key indicators, however, remain healthy. The outlook for development still remains promising, and our shareholders may be assured that we shall employ all our energy in making the most of the opportunities.

We would like to thank you for your confidence and loyalty.

SUMMARY

2001 First Half Results

LAGARDERE MEDIA REPORTS STRONG OPERATING INCOME GROWTH: +13.8%

Sales (in million €)


12 192
5 944
5 627
6 277
+11,6%

Lagardère Media:
Geographic Breakdown of Sales


4%
4%
4%
21%
23%

Operating Income (in million €)


572
263
164
197
4
140

Net Income (in million €)


736
528
404

GROUP CONSOLIDATED SALES

LAGARDERE consolidated sales amounted to 6.277 billion euros in the first half of 2001, resulting in an increase of 11.6% (compared to 5.627 billion euros in the first half of 2000 on a pro forma basis).

- Lagardere Media accelerated its organic growth in an increasingly difficult environment: +4.7% (vs. +3.6% a year ago).
- Matra Automobile maintained a stable level of sales: +0.1% on a like-for-like basis.
- On a pro forma basis, the High Technology segment performed strongly increasing its sales by 34%. This growth includes the impact of the full consolidation of Airbus activities from 80% to 100%.

GROUP CONSOLIDATED OPERATING INCOME

Lagardere Media

Lagardere Media operating income increased significantly: +13.8%. It amounted to 140 million euros. This growth is consistent with our commitment to increase Lagardere Media's operating income by at least 10% this year.

- The Book and Distribution & Services divisions were the main contributors to the growth increase : 42 million euros vs. 19 million euros in the first half of 2000.
- Despite a deterioration of the North American advertising market, the Press division's operating income increased slightly versus prior year.
- Finally, Lagardere Active's operating income reflects the continued R&D investment to support the strong increase of activity in the Digital segment (thematic TV, interactive services and Internet).

This overall performance reflects the initial results of the company's profitability improvement plan, which of course is continuing.

High Technology

As anticipated, first half financial results were affected by a significant increase in the R&D investments, especially those linked to the A380 program. As stated earlier, EADS' operating income benefited from the full consolidation of Airbus activities from 80% to 100%. "Thanks to an overall good performance, EADS would have reached double digit operating income growth even without the full consolidation of Airbus" said Axel Arendt, EADS, CFO. EADS contributed 29 million euros to LAGARDERE's first half 2001 consolidated financial results vs. 4 million euros in the same period in 2000 (pro forma financials).

Matra Automobile

The Espace has pioneered the minivan car segment and now its brand-name "Espace" is used in place of "minivan" in the European market. Despite facing an ever increasing competition, the Matra-Renault Espace performed exceptionally well. The operating margin slightly decreased. Nevertheless, it remained at a high level (6.1%) despite industrial development investment and the launch of the Avantime, a totally new concept (a coupe minivan).

The net consolidated income for LAGARDERE amounted to 404 million euros. This good result reinforces the strength of LAGARDERE's balance sheet: stockholder's equity increased by 11% (vs. 12/31/2000), and the net cash position (cash net of debts) is now at 416 million euros.

Finally, LAGARDERE has put in place two new credit agreements for a total amount of 1.91 billion euros, of which 0.69 billion was drawn down as of June 30, 2001. These credit lines will mature in five to ten years and will provide LAGARDERE with a stable financing for its future development.

HACHETTE FILIPACCHI MEDIAS

Launch of ELLEgirl

Hachette Filipacchi Magazines launched the first issue of ELLEgirl in the United States in August

PRESS



A Top Magazine

A by-product of the merger between Famille Magazine and Top Famille, Top Famille Magazine has blown out its first candle. The addition has been a valuable one in terms of circulation and advertising. It has also brought several changes.

Aimed at teens aged from 12 to 17, ELLEgirl's editorial position focuses on capturing the upper end of this age range of readers. ELLEgirl's positioning in the teen market will be markedly similar to that of the parent title. The portrait of the magazine's typical reader reveals a sophisticated, style-minded, Internet-savvy young woman who thinks globally and is responsive to fashion and beauty trends; she's travelled a bit, and knows her worldwide brands.

The magazine's international scope will be one of the chief factors differentiating it from rival publications. By drawing on the combined resources of ELLE's 35 different national editions, ELLEgirl will report on what real teens are thinking and wearing, from Australia to Argentina to the United States. But the magazine's bid to reach female teens around the world doesn't stop with its paper edition: ELLEgirl was



also the first teen magazine to have a Web presence before it hit the newsstands: www.ellegirl.com. The editorial style is a blend of fun and common-sense writing.

In 2002, four issues will be published before the launch of special editions for the UK and Southeast Asian markets.

The September/October issue (the print run increased to 650.000 copies) was distributed nationwide across the United States, as well as to 70 other countries.

PRESS

Elle Hungary

On September 20th, Hachette Filipacchi Médias teamed up with the Hungarian press group, Adoc-Semic Kiadoi-Kit, to launch the 35th edition of the magazine Elle in Hungary.
The new publication expands the coverage of HFM's network in Central Europe.



ISA: Just One Year Old And Already On Its Teeth !

"A successful launch, a confirmed success" went the slogan of Interdeco's last advertising campaign for Isa.



A Fertile Partnership

Bonnier Hachette Publications, which was created in September 2000, is continuing its overhaul. Taking a leaf from Mon jardin & Ma maison last April, Le Journal de la maison plans to adopt a new formula.

Isa, launched 10 May 2000 for 25 to 35-year-olds, quickly carved out its own niche in the already crowded field of upscale women's magazines. Isa has innovated in managing to create a real oasis of pleasure for women; something positive they can look forward to, featuring everyday topics, thanks to a bold tone and lots of humor. The periodical's average paid circulation of 178,874 copies in France surpasses its initial objective by 20%. Its success is attractive and advertisers have taken notice; indeed, advertising takes up nearly a



quarter of its page space.

Featuring a US format and an open layout, Isa is a kaleidoscope of news and advice for women... And for men as well: the magazine has added over 15 pages for men. It has been the magazine for couples.

The magazine's fashion and beauty segments -which are mixed, one of Isa's innovations- in addition to the section headings that pop up after a major feature fill most of Isa's monthly 200 pages with affordable lines and prices. The concepts of closeness and involvement are essential. Isa team's slogan ("A magazine for women who aren't in magazines") is still current. With each issue, they have to question what they are doing, show imagination and be creative."

More on this success story in issue no. 18 in November!

Marie Claire Russia

The new Russian edition of the magazine Marie Claire has been published jointly by Marie Claire Album and Hachette Filipacchi from the October 2001 issue onwards.
This joint venture in Russia is part of the agreement signed between the two groups last February with the aim of developing synergies internationally.

Two new publications

In addition to the monthly magazine for woman: A.R., Hachette Filipacchi Médias has launched this month a popularizing new magazine about history, entitled Clio.

Lagardère Media Acquires...

On July 26th, 2001, Arnaud Lagardère and Richard Branson unveiled the terms of their agreement on the sale of Virgin Stores, a French subsidiary of the Virgin group, to Lagardère Media, via its subsidiary Hachette Distribution Services (HDS).

LAGARDERE



MEGASTORE

The three key points of this initial agreement are:

- The acquisition by Lagardère Media via HDS of the 16 Virgin Megastores in France,
- The acquisition of an exclusive licence by Lagardère Media via HDS to use the Virgin Megastore brand in public transport areas,
- The obtention by Lagardère Media via HDS of an exclusive licence for the use of the Virgin brand in the distribution of cultural products in certain European countries.

According to Arnaud Lagardère: "This agreement stems from an alliance between two major players in the cultural and communications domains which share identical values: the same brand culture and the same entrepreneurial spirit. Virgin's extraordinary saga, under the leadership of Richard Branson, will find new forms of expression and go on to new conquests with HDS and as part of Lagardère Media. With Virgin, our Group now has a new label, one that is youth-oriented and enjoys a high market profile, and which will be a valuable addition to our portfolio of brands well-known in Europe and around the world".

For Richard Branson : " We're proud of what our staff and Virgin have created with the Virgin Megastores in France. They are now perhaps the most respected music retail shops in the world.

By combining them with Extrapole we can begin to create a serious alternative competitor here in France. A market dominated by one company is not a good market. It is not good for the industry or for the consumers. Lagardere will give Virgin the retail clout it needs in France".

The purchase of Virgin Stores by Lagardère Media gives HDS 37 stores generating total annual sales of € 365 million (nearly FRF 2.4 billion), to be further strengthened by the opening of new stores over the next two years, along with additional jobs. The arrival of Virgin Stores will therefore drive growth and profitability in this major division of Lagardère Media. According to Arnaud Lagardère, "Our strategy, based first and foremost on content, is reliant on the balanced development of our four divisions (Press/Magazines, Publishing, Audiovisual/New media and Distribution/Retail). Due to its counter-cyclical positioning, as well as its cash generation capability, HDS is a key factor behind Lagardère Media's growth. In this context, the acquisition of Virgin Stores is an essential element in our media strategy. Moreover, this agreement strengthens HDS in its retail travel business".



© Bruno Bachelet - Paris Match

Richard Branson et Arnaud Lagardère on the doortep of Virgin Megastore's Champs-Elysées store.

VIRGIN

About Virgin Stores

Virgin Stores, a French subsidiary of the Virgin group, has stepped up its growth since 1997. Today it has 16 stores and in 2001 will generate total annual sales of € 212 million (FRF 1,390 million), not including VAT, with an EBITDA of nearly 5%. For the second consecutive year in 2001, Virgin Stores' sales have risen by nearly 20%. The commercial drive of Virgin Stores is demonstrated by its expanding annual sales (adjusted on a like-to-like basis): up 6% in 1999, up 11% in 2000 and up 9% in the first half of 2001.

VIRGIN

About the Virgin Megastores

The history of Virgin in France is encapsulated in the extraordinary impact of the Champs-Elysées Megastore. Opened in 1988 by Richard Branson and Patrick Zelnik, it revolutionized the highly conventional manner in which cultural products were sold until that time. The Megastore puts products on show rather than just on shelves: it makes the store a monumental, magical place where you can look, listen or simply walk around, a dynamic place where sales stop for concerts, where performers, film directors and writers come to meet their audiences, a media store which adapts to current affairs and events. Thirteen years after its opening, it generates annual sales of nearly € 100 million, not including VAT, over only 3,200 square metres of selling space. From this autumn, its 3 million existing customers will be able to enjoy an extra 800 sq. m of sales floor.

...Virgin Stores In France

About Hachette Distribution Services

Hachette Distribution Services (HDS) is an international group specialising in the sale and distribution of cultural, entertainment products. HDS operates a network of 3,600 stores and is the world's leading company in retail media sales. Extrapole and Furet du Nord, acquired by HDS in 1998 and 1999 respectively, have 21 outlets and will register net sales of € 150 million (approximately FRF 1 billion) in 2001, with an EBITDA of 3.5%. The average increase in turnover for these two chains during the first half of 2001 has been 21.1% (sales for continuing businesses).

For Jean-Louis Nachury, Chairman and CEO of Hachette Distribution Services : "Our agreement with Virgin provides us with a tremendous opportunity to step up the growth of our strategic businesses in France and abroad".
Jean-Noël Reinhardt, formerly chairman and CEO of Virgin Stores, will be taking up the post of chairman of the new organization formed by Virgin Stores, Extrapole and Furet du Nord. Richard Branson will remain as a member of the Board of Directors of Virgin Stores, and will be sitting with Arnaud Lagardère on the Supervisory Board.
Over the next eighteen months, Virgin plans to open six new Megastores in Nice (2,500 sq.m), Montpellier (2,000 sq.m), Nantes, Melun-Sénart, Torcy and Paris (Barbès). In addition, the Extrapole-La Défense site will be entirely restyled and will reopen in February 2002 with a 4,500-sq.m sales floor. Similarly, an extra 800 sq.m of retail space to be added at the Champs-Elysées store will increase its sales floor to 4,000 sq.m. Thirteen years after it first opened for business, this legend-ary store serves some three million clients annually and grosses net sales of over € 100 million. Even the recent arrival of its principal competitor on the Champs-Elysées has failed to dent its success: sales have increased by 40% since the competing store's opening.


Lagardère

Virgin Megastores, Extrapole and Furet du Nord locations in France. ▲

HDS Tempo Libris: A Universe Of Passions

Tempo Libris, a new leisure and lifestyle retail concept store, is having a test run in Barcelona

Hachette Distribution Services has been pilot testing its new Tempo Libris retail concept at a 615-sq.m location in the centre of Barcelona since June of this year. The opening was part of the company's strategy of focusing on the establishment of mid-sized retail formats in city centre and shopping mall locations.
Structured around five clearly-differentiated retail "destinations" – Travel & Outdoors, Reading, Arts & Culture, Home & Garden and Kids – Tempo Libris retails a range of over 10,000 different books, as well as magazines, postcards, children's toys and cultural products to complement the different departments. With a merchandising mix mainly comprised of books and magazines, the store aims to use in-store events to attract readers from 7 to 77: a packed calendar of puppet shows and other events for children, preview showings of new feature films, book signings and more. This strategy reflects HDS' objective of establishing Tempo Libris as an exciting retail destination for the whole family!


tempolibris

LAGARDERE ACTIVE HACHETTE LIVRE

A New Travel Portal

BOOK

Making the Bestseller List in the USA!

Already translated into 20 languages, La Prisonnière, written by Malika Oufkir and Michèle Fitoussi (Grasset - Hachette Livre), and published under the title St... Lives, is a smash ... the other side of the pond. Grasset is currently negotiating movie rights...



Guide Routard and Lagardere Active Broadband join forces to launch the travel portal "Routard.com"



Created by Guide Routard's editorial team and developed by Lagardere's Web agency LE STUDIO (formerly Le Studio Grolier), this site has the potential to become an essential travel portal for choosing destinations and planning ...ps... in the Routard spirit.
...d.com was designed to become ...fect travel tool to help Internet ...ers choose destinations, find out about procedures, exchange information with others about locations, find good maps, buy trips on-line and more. It's an invitation to travel, offering all types of service along with a range of organized trips through the best tour operators.
Fabrice Sergent, CEO of Lagardere Active Broadband: "Lagardère has been in partnership with Guide Routard for a very long time through its subsidiary Hachette Livre. Therefore, it's only natural for this partnership to continue onto the Web. Lagardere Active Broadband has contributed its know-how via LE STUDIO and will play a role in the economic development of Routard.com through, among other things, its advertising company Largardere Active Publicité."

The on line access to the site is: www.routard.com, since June, 2001.


routard.com

AUDIO


MATCH TV

Match TV

Match TV in the starting blocks From December onward; Match TV, the celebrity channel launched in association with Paris Match, will be available to CanalSatellite subscribers in France. The new station, which has applied for a TDTV broadcasting licence, is billed as "an entertainment news channel covering celebrities, human endeavours and ordinary people in the news".



LAGARDERE ACTIVE HACHETTE LIVRE

New Term

Well, what do you know?...

Disney Hachette Publishing launched on 19th September a new collection "What do you know about...?" Structured in a question-and-answer format and featuring lots of illustrations, the four books give children a lively interactive lesson on the themes that interest them most -fortified castles, the sky, dinosaurs and ancient Egypt.
The collection has been translated into 11 languages, and Hachette Livre will publish the books for Disney's publishers outside France.



Atout Clic carves out a leadership position

Atout Clic has been a leading developer of educational CD ROMs for schoolchildren since 1996 and recently confirmed its leadership by achieving a 42% share of the market in April 2001. This success comes as a vindication of Hachette Multimedia's pricing policy and the high quality of its editorial content. Backed by its catalogue of eleven titles, Atout Clic has been making inroads into export markets (Britain, the US, Greece, Spain, Israel, the Netherlands and Germany) since 1998.

France's Annual Celebration of Books

Hachette Livre played a prominent role during the rentrée campaign through its "general literature" division. Each house operates independently and specializes in a different area. This year, in the French fiction category, some of Hachette Livre's publishers are only publishing one title while others are presenting as many as ten. September's crop of publications will offer everything from works by new authors to books destined to be-come blockbuster bestsellers and works that will populate the short-lists for literary prizes.






Etrangers dans la nuit



Vautrin

LE TROMPETTISTE ÉTAIT UNE FEMME



Profits and Solid Fundamentals

On Thursday, September 20th, EADS presented its earnings for the first half of the year. Philippe Camus and Rainer Hertrich appear confident.

The European company boosted its half-yearly earnings before taxes and interest (EBIT) by 38%, to €764 million. The world's second-largest aerospace and defense company once again posted profitable growth. Philippe Camus and Rainer Hertrich express confidence: "We are convinced that the solid fundamentals of our businesses, combined with an extensive line of new products and services, will allow us to maintain our goal of a 10% margin on operations in 2004, despite a highly uncertain market."
Half-yearly earnings before taxes and interest grew 38% (€764 million compared to €553 million for the first half of 2000; this was a bigger jump than the 33% growth in sales (€14 billion).
Net earnings are now positive, at €1.657 billion (-€359 million for the first half of 2000). New orders are up sharply, to €42.8 billion, and the total order book kept growing. It reached €185 billion in late June 2001 (+56% over end of June 2000), a figure that represents over 6 years of sales.
In the opinion of Philippe Camus and Rainer Hertrich, EADS has topped projections and expects to meet its growth objectives of 15% for the EBIT in 2001 and over 20% for sales.
The two executive chairmen took advantage of the occasion to revisit the tragic events of September 11. They stressed that they are mobilizing "all of the company's technological resources to meet the new security challenge. However, although it is too early to foresee all the problems we will have to deal with, man-agement is taking concrete steps to maintain maximum flexibility and guarantee healthy margins. We are taking all appropriate measures to stay on this track, including freezing certain investments and capacity increases."

MATRA AUTOMOBILE

The Avantime

At the group's executive committee meeting recently held at Matra Automobile's tracks, Jean-Luc Lagardère gave the Avantime a road test. He liked it so much, he drove the test model all the way back to Paris!



© Photos Matra Automobile

Avantime: Best Car of 2002?

Avantime has been selected along with 29 others vehicles to take part in Tannivest, a contest to be held September 22-29 in Denmark. Sponsored by 6 Scandinavian newspapers, the goal of the "competition" is to pick the best car of 2002. Fifty journalists representing 17 different nationalities will test-drive and select the 5 finalists from among the 29 vehicles. The official awards ceremony for the prize will be held next January.

Matra stays on track

At the shareholders' meeting which took place on May 21st, Philippe Guédon, Chief Executive Officer of Matra Automobile, congratulated the company on the tenacity of the Espace, which "saw much less of a decline" than the other large minivans. Philippe Guédon was also pleased with the very good market penetration of the Espace: 45% in France and 22% in Europe.

MEMORY Roger Thérond


© Vincent Knapp

The career of Roger Thérond is inextricably tied to the history of Paris Match, which he left in 1968 only to return in 1976 with his sidekick and friend Daniel Filipacchi. Obviously, Roger Thérond also made a huge contribution to the growth and development of Hachette Filipacchi Médias. Recalls Gérald de Roquemaurel: "We shared all the adventures of our group, from the takeover of Match to the decision to invest in photos, the development of daily regional press and international expansion. We shared a passion for over 30 years."

For Arnaud Lagardère, CEO of Lagardère Media, "Roger Thérond was both a great journalist and an extraordinary team captain. For a long time he was the heart and soul of Paris Match. But more than that, he was an example for the journalists and photographers who had the opportunity to work for him, and for everyone else who took a passionate interest in his extraordinary career as a free agent serving the news and information professions."

FAX

The Lagardère group's corporate website (www.lagardere.com)was awarded a Fil d'Or trophy by the investment monthly Vie Financière in the "best Website for retail shareholders" category. This price rewards the best Internet sites of the CAC40 dedicated to the individual shareholders

SHAREHOLDERS' NOTEBOOK

Lagardere share

Stock market	Paris Premier Marché - SRD
SICOVAM Code	13021
High (*)	€ 72,00
Low (*)	€ 29,40
Number of shares at Sept. 28, 2001	137,955,493
Market capitalisation (€ billion)	€ 4,73
Average daily trading volume (*)	550,324
Dividends for 2000 (paid from May 25, 2001)	Net : € 0.78 Tax credit : € 0.39 Gross : € 1.17

(*) since January 1, 2001.



LAGARDERE RELATIVE TO THE CAC 40 and DJ STOXX MEDIA
(from 1st January, 1999 to 15TH October, 2001)
300
250
200
150
100
80
1999
2000
2001
LAGARDERE
DJ STOXX MEDIA
CAC40
Source : DATASTREAM

Meetings

Meetings to be held outside Paris (to be confirmed): **28th November: Tours**
11th December: Nantes

shareholders' consultative committee

The last plenary meeting of the Shareholders Consultative Committee was held on 26th October, 2001. The Committee will take place again in April, 2002.

Invitation to Applicants The mandates of four of the 12 members of the Shareholders Consultative Committee will be expiring at the end of this year. Their replacements will be appointed in January 2002 at the latest. You may send your application to (with letter in support):

LAGARDERE SCA For the attention of Mr Alain Lemarchand
4 rue de Presbourg - 75116 Paris - FRANCE

NB: A topic on the Shareholders Consultative Committee can be consulted on the Lagardère Group's website (http://www.lagardere.com/us/info_financieres/actionnaires_comite.shtml). A copy of the rules can also be sent to you upon request (phone: 33.1.40.69.19.22)

LAGARDERE

Contacts:
Centre d'information des actionnaires de Lagardère SCA
121 avenue de Malakoff
75216 Paris Cedex 16
Telephone:
33.1.40.69.20.73.
Internet:
http//www.lagardere.com
Financial information:
http//www.lagardere.com/ /us/info_financieres/index.cfm
E.mail:
lalettre@lagardere.fr

Agence Le Goff & Cabarra SARL


LAGARDERE


Letter
TO SHAREHOLDERS

2000/2001 : Decisive Years

The results for 2000 were published at the end of March, and are ahead of market expectations - see details and comments on page 2 of this Letter. This is an excellent opportunity to summarize some of the major stages the Group has traversed over the past few months. Not only do they illustrate the Group's dynamism and healthy management practices, but they also pre-figure developments in the immediate future.

In the Media, the Group implemented a recentering policy, that was expressed in the disposal of structurally non-profitable or non-essential activities (Giraudy and Publiprox, Skyrock, Grolier Inc., printing activities of Hachette Livre and Hachette Filipacchi Médias, etc.), and in the takeover of minority interests in two businesses that are at the heart of the strategy: magazine publishing (Hachette Filipacchi Médias) and film & TV production (Europe 1 Communication). Lagardère now has total control of all its media assets: Lagardere Active (comprising Europe 1 Communication), Hachette Filipacchi Médias, Hachette Livre and Hachette Distribution Services.

Lagardère has also set up alliances with top ranking European players in digital television (Canal Plus/Vivendi Universal), and in the Internet and mobile telephony (T-Online/Deutsche Telekom).
Lastly, Lagardère Media has kept its promises in terms of profitability, achieving over 14% growth in operating income in 2000, following growth of over 20% in 1999.

In High Technology, after the constitution of Aerospatiale Matra, Lagardère quickly took the initiative to accelerate European consolidation by steering the forming of EADS, through the merger of Aerospatiale Matra, DASA (a subsidiary of DaimlerChrysler) and CASA (a subsidiary of SEPI in Spain). EADS has been listed on the Paris, Frankfurt and Madrid stock exchanges since July 2000. Lagardère manages EADS jointly with DaimlerChrysler.

Matra Automobile continued its remarkable commercial performance. The "Espace" once again succeeded in increasing its European market share, despite increasing competition in the minivan segment.

As you know, for the past year the stock markets have been anticipating a slump in all the world economies, although the amplitude of the recession differs depending on the geographical area. In this respect, Lagardère possesses a sufficiently wide range of business activities and geographic exposure to resist better than many others. Nonetheless, to secure and consolidate its commitments and maintain an annual rate of operating income growth in excess of 10%, Lagardère Media has already undertaken a vast cost reduction plan, even more rigorous management of businesses that are not profitable enough, acceleration of its internal growth projects, more systematic implementation of synergies, etc. The first phase of this plan will reach completion in 2003, and it will generate an additional 110 million euros of pre-tax income at an annual rate.

The order book for EADS now represents five years sales. This impressive order book and the synergies expected from the ambitious integration of the operations of the three partners (Aerospatiale Matra, DASA and CASA), constitute formidable opportunities to create value for EADS' shareholders, and for those of Lagardère, which is situated in the top ranks with an interest of over 15% in EADS.

Throughout 2001, Matra Automobile will continue to concentrate on ensuring the success of the industrial and commercial launches of the "Avantime" in September. At the same time, the company is pursuing its development work on the M72 (see Shareholders' Letter, October 2000). In total, Matra Automobile is positioning itself for the future by drawing on the advantages on which it has forged its success for the past 35 years: anticipation, innovation, creativity, flexibility, ingeniousness...

Lastly, in a particularly difficult stock market, Lagardère shares performed relatively well both in relation to sector-specific indexes such as the DJ STOXX Media (+6.35%) and in relation to the CAC40 (+8.96%) (at 25 April 2001). Lagardère is now in a better position than ever to accelerate growth and reap the benefits of the choices made in the course of the last few years.

Given the overall current perspectives, and taking into account measures already taken, Lagardère remains confident in its capacity to meet its income growth objectives for 2001.

LAGARDERE MEDIA REPORTS OPERATING INCOME GROWTH OF 14.4%, SUPPORTS GROUP RESULTS

Sales by division (€ million)


10,692
12,285
12,192
3,197
4,257
3,806
6,360
6,873
7,203
1998
1999
2000
Lagardère Media
Automobile
High Technology

Consolidated sales unchanged
Excluding High Technology, sales increased by 5.2% at constant group structure and exchange rates

Lagardère Media
Sales by geographic area


44 %
40 %
40 %
28 %
32 %
33 %
1998
1999
2000
France
Rest of Europe
USA & Canada
Asia
Other

Geographical analysis unchanged: 60% of sales outside France

Operating income
by division (€ million)


644
520
572
343
158
166
234
282
323
(10)
1998
1999
2000
Lagardère Media
Automobile
High Technology
Other activities

Lagardère Media achieved 14.4% growth in operating income in 2000, following growth of over 20% in 1999

Net income (€ million)

SALES

- Group consolidated sales in FY 2000 amounted to 12,192 million euros, compared with sales of 12,285 euros in FY 1999. Lagardere Media segment sales increase by 4.8%. Excluding changes in the company structures and the effects of exchange rates, Lagardere Media segment sales increased by 5.5%, demonstrating an acceleration in growth from FY 1999.
- Matra Automobile sales also increased by 3.4%, confirming the success of the Espace.
- The decrease in the contribution of the High Technology segment (-10.6%) can be explained by variations in the group's structure and changes in the accounting methodologies used at the creation of EADS. On a pro forma basis, sales increased by 7.3%.

OPERATING INCOME

Group operating income totaled 572 million euros, representing growth of 10% from FY 1999.
Following is an analysis of this improvement by segment:

- The Lagardere Media segment recorded operating income of 323 million euros, reflecting an increase of 14.4% from FY 1999. The "Book", "Press" and "Distribution Services" divisions all recorded substantial increases. The "Lagardere Active" division ("Radio", "Audiovisual" and "Digital" activities) recorded strong increases in its radio and audiovisual activities. This growth was not sufficient to completely replace most of the missing positive contribution of Grolier Inc. This business has been sold and has not been consolidated since June 2000, which has negatively impacted the operating result of the segment. Investments in new digital media have been financed by cost savings resulting from the elimination of Club Internet from the group consolidated results.
- Operating income for the Automobile segment totaled 71 million euros, representing a slight improvement from FY 1999. The improvement is due to a better product mix and production cost management.
- In the first half of 2000, the High Technology segment was represented by the company's 33% equity interest in Aerospatiale Matra. In the second half of 2000, the High Technology segment was represented by the company's 15.14% equity interest in EADS. In both cases, Lagardere's ownership was consolidated by the proportionate method. In 1999, the High Technology segment of the Lagardere Group represented only the proportionate consolidation of its 33% equity interest in Aerospatiale Matra. The financial statements of EADS for the second semester of 2000 were restated to conform to the French accounting standards, applied by the Lagardere Group. Taking into account the extensive changes in group structure, the comparison of 2000 results with previous years is not meaningful.

EXCEPTIONAL INCOME BENEFITS OF CAPITAL GAIN ON ASSET DISPOSALS

The company recorded exceptional income of 651 million euros, due principally to capital gains on asset disposals which totaled 851 million euros, of which 843 million euros resulted from the disposal of Club Internet and Grolier Inc. This also includes a reserve for depreciation of fixed assets in the amount of 107 million euros for Lagardere Media and reserves for restructuring and miscellaneous risks.

OTHER ELEMENTS OF PROFIT AND LOSS ACCOUNT AFFECTED BY CHANGES IN GROUP STRUCTURE

The company recorded tax expenses of 457 million euros, of which 306 million euros arose from capital gains booked on asset disposals. This amount includes a reserve of 289 million euros for the deferred tax on capital gains resulting from the Club Internet/T-Online transaction. In total, the capital gains after tax totaled 545 million euros.

Amortization of goodwill, of 60 million euros, increased primarily as a result of the amortization of goodwill arising from the acquisition of the remaining shares of Hachette Filipacchi Medias stock, which were acquired through the Public Offer of Exchange executed this year.

Dassault Aviation, which is part of the High Technology segment, is now accounted for by the equity method. As a result of this change in accounting method, income from equitized companies has grown substantially (36 million euros instead of 12 million euros).

The minority interest claim on net income (-34 million euros vs -104 million euros in 1999) has steadily decreased due to the buyout of minority stockholders of Europe 1 (in 1999) and Hachette Filipacchi Medias (in the summer of 2000).

In total, 2000 net income for the group totaled 581 million euros, compared to 241 million euros in 1999.

DIVIDEND

The Company's managing partners made the decision to propose a net dividend of 0.78 euros (5.12 French francs) per share (plus a tax credit of 0.39 euros or 2.56 French francs) at the general meeting of shareholders.

The proposed dividend represent an overall increase in the distribution of income to shareholders of 13%, based on the number of shares existing as of 12.31.2000.

PRESS



Quark

Great figures for the February launch of the inaugural issue of science magazine Quark from Rusconi: 450,000 of the 500,000 copies printed were sold.

Elle has a little sister

Next August American teenage girls will have their own magazine, Elle Girl. It will be published by Hachette Filipacchi Magazines and target the 12 to 17 year-olds. The first issue will contain an in-depth report on back to school. And 2002 will see four other issues of Elle Girl.

Not a saree sight

The first issue of Elle Decor India, launched last December, is published jointly by HFM and Ogaan Publications, who are already partners for Elle magazine on the Indian market. The magazine is a quarterly and comes out in English with a 35,000-copy print-run. It is the 18th Elle Décoration printed in the world and brings to 27 the number of decoration magazines published by HFM.

DISTRIBUTION

Relay nouveau has arrived

A new kind of Relay has been opened in Paris's Montparnasse railway station. This new sale outlet has three sections: Immediate departure, Discovery and Entertainment.

A page of another color!

The new website, extrapole.com, contains news about books, music, movies, multimedia and shows. And coming soon will be an on-line store, to be set up in conjunction with alapage.com.

HACHETTE FILIPACCHI MÉDIAS

Marriage French style

A coup de théâtre in the French magazine world. After several months of uncertainty, Hachette Filipacchi Médias buys into the capital of Groupe Marie-Claire.

L'Oréal has held 49 per cent of the capital of Groupe Marie-Claire since 1977. For the past several months it has been known that l'Oréal wanted to sell off this stake. Gérald de Roquemaurel, Chairman and CEO of Hachette Filipacchi Médias, Evelyne Prouvost and Marie-Laure Prouvost have offered to buy up all of these shares from the cosmetics giant.

Once sealed, the deal means that the Lagardère press subsidiary has a 42 per-cent stake in all activities of Groupe Marie-Claire, united under a single company roof. The 58 per-cent remaining stake is held by Marie-Laure Prouvost, general director, Evelyne Prouvost and her husband, Nicholas Berry, in Laurev, a holding company established to this end.

This rapprochement is less a "merger" than a "marriage with separation of property". The various Marie-Claire activities, including the magazines Marie-Claire, Marie-Claire Maison, Marie-Claire Idées, Avantages, Cosmopolitan, Famili, Idées et Jardins and Cuisine et vins de France, will remain independent of HFM. On the other hand on an international level the two groups will join forces to develop the 34 editions of Elle and the 23 editions of Marie-Claire "in respect of existing agreements and according to opportunities". "The main motivation behind this deal is to see what we can do together by unifying Elle and Marie-Claire's advertising strengths on the world market," explains Gérald de Roquemaurel. "So it's a positive developmental operation of associated labels. The alliance provides an answer to announcers who are doing more and more media plans on regional levels around the world." ■


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HACHETTE DISTRIBUTION SERVICES

Zendis or the best of both worlds

A new subsidiary of Hachette Distribution Services, Zendis at last provides the link that was missing in distance selling.

Zendis, a contraction of "zen" and "distribution", is the name of the new company of which 80 per cent are owned by Hachette Distribution Services. Its goal is to combine the advantages of local networks with those of distance selling (mail-order sales, websites)... It is a promising sector when you think that this kind of business often fails because of the very real problems of logistics and delivery. "An intersection of the new and classic economies, the project attracted us," confidently explains Arnaud Lagardère. "It adheres to Lagardère Group values, i.e. the entrepreneurial spirit and a taste for risk-taking. Zendis is a perfect illustration of HDS's legitimacy and complementarity within Lagardère Media."


Zendis

Zendis wants to offer a global and European-wide solution "from the first click to package in hand. In other words, combining the best of both worlds", says Frédéric Van Heems, president of the directorate and general director of Zendis. In concrete terms from the beginning of May, Zendis offers a network of 600 pick-up points in France, Belgium and in French Switzerland where customers can come pick up their ordered products. Constituting 80 per cent press pick-up points, this network will be extended to Spain with 500 sales outlets next June and by 2003 will reach 5,000 pick-up points in all of Europe, especially in Germany and Great Britain.

Zendis' strong point are its fifteen FI System (a web agency) engineers who have developed a computer system able to "discuss" with all marketing sites and to guide the logistical chain through tracking (research) and tracing (order follow-up). Other strong points for the customer: the choice of delivery point, security of payment and the possible return of a product...

Zendis intends to rely simultaneously on its own network and on the traditional press-distribution players based on the example of what is already happening in Belgium AMP and 3 Suisses. With 10,000 packets processed per day in 2002 and 40,000 in 2003, Zendis can hope to attain a good balance next year ■

Web site : www.zendis.com

DIGITAL

Musical merger

The cable and satellite specialty channels, Muzzik and Mezzo, should merge between now and next summer and produce a single program. The new channel, which will be known simply as Mezzo, will be the leading european specialty channel for classical music, opera, dance, jazz and world folk music. It will be received by 1.8 million subscribers in France and by more than 6 million in 27 other countries. The deal means that the shareholders of the new channel will be Lagardère Thématiques (50 per cent), a Lagardère Images and Canal Plus subsidiary, Wanadoo Audiovisuel (25 per cent), France Télécom (22.5 per cent) and Arte France (2.5 per cent).

Europe 1,
the winning voice

In four years the listening curve for Europe 1 has been on the rise. Here is the story of 24 hours in the life of a success story.



© Photo Bruno Bachelet

From 8.6 per cent of the audience share in October, 1996, Europe 1, in the heart of Paris, had climbed to 11.4 per cent for the first quarter of 2001. Close to a 3-point leap, a million and a half more listeners.

Europe 1's resurgence is the result of in-depth work and the implementation of a formula dear to Jérôme Bellay, the station's general manager: "to inform means teaching something to someone or getting someone interested in something". At any time of the day or night, Europe 1 informs, in every sense of the word.



Europe 1

7 a.m. on the Europe 1 clock. Chimes ring the hour. The 7 to 9 slot begins. Two hours that garner 70 per cent of the radio's total audience. The stakes are high. Yet in the editorial room a false calm reigns. No more teletype machines rattling away with each new dispatch ; no more magnetic tape invading the editing rooms. Well before jostling the other radio stations and making its break in the polls, Europe 1 went through a technological revolution.

When he arrived in the summer of 1996, Jérôme Bellay was determined to shift the station into the digital age. A colossal work site gradually turned into Europe's first digitalized radio station, making it more comfortable and effective for journalists. And reports reached the air faster.

So this particular Monday morning in the 7 a.m. newscast, Vincent Parizot could not only signal the blockade of one of the main freeways into Paris by protesters from the meat industry but also air an interview with an executive of the toll plaza to the north of Paris. In the 7:30 and 8:00 o'clock updates by Christophe Charles and Christophe Delay illustrated in almost real time this main morning news with related reports.

In the "fishbowl", the editorial nerve center, the hot potato was handled coolly. Meanwhile, on the air things went off with cadence and serenity. Benchmarks that act as so many alarm clocks, newscasts and features follow in succession: 6:55, Axel de Tarlé's financial report; 7:16, Laurent Guimier's interview; 7:46, Catherine Nay's political note; 7:54, the financial editorial by Jean-Louis Gombeaud; 8:20, Jean-Pierre Elkabbach's interview; 8:32, Michel Grossiord's press review. And a grace note in the form of a thumbed-nose, the 7 to 9 slot ends with the irreverent and irrepressible Laurent Ruquier.

The clock moves on towards 9 a.m., and just before the news, Yves Calvi arrives with all the fire and passion he expresses in every one of his broadcasts. In just a few words and two questions asked of his guest of the day (a psychiatrist specializing in drugs), the challenge of getting people interested in something is taken up and met. Yet the program has only just begun.

The over-used word "interactivity" comes into its own at 10:45. Fabienne Kraemer is there for her daily encounter with a multi-facetted conversation. Every-day life is put under the microscope as she and her listeners discuss things from the light topies (daily rituals in the work place) to the heavy (child custody between divorced parents).

"Europe 1 is a place for dialogue and freedom," exclaims Bruno Cras. "We have never filtered even one call!" At 1:25 p.m. his show-business feature opens up the airwaves to the listeners who are hot on movies, theater and books. His studio guests are actors, singers and directors who forget the fact they are in front of micro-

"Europe 1 is a place of freedom and dialogue"















From the left to the right:
Jérome Bellay,
Guillaume Durand,
Fabienne Kraemer,
Benjamin Castaldi,
Jean-Luc Petitrenaud.
From top to bottom:
Jean-Pierre Elkabbach,
Catherine Nay
and Arlette Chabot.

phones for 35 minutes and open their hearts.
Studious or layed-back depending on the day and the themes dealt with, at 2:00 Yann Kulig's team takes on life's little irritations, rip-offs and absurdities. Claudine Matt, Valérie Durier, Nathalie Corré and Roland Perez expose, compare, test and hunt down everything that makes life an irritation. At 3:30 there's a more intimate atmosphere with Benjamin Castaldi drawing a off-beat portrait of a personality.
Jérôme Bellay clamors for it, for he is a man who likes challenges and gambles. He'll place comedian Laurent Ruquier, for example, head-to-head with the RTL's block-buster, Les Grosses Têtes. And a year after the initial face-off, Ruquier carried the day. Both at the station and in the polls.
Then from 6 to 8 p.m., news and interactivity return with a two-hour non-stop time slot featuring Guillaume Durand and Arlette Chabot who elicit answers from both guests and the listening public.
The station has left certain things by the wayside: music, for example. From the 180 titles aired in 1996, there are but 25 today. Money games, too, totally. The station is more interested in appealing to people's curiosity rather than their urge for gain. And people participate without winning anything except understanding.

On weekends, news waits for no one

No slacking on weekends in terms of news and general interest. Europe 1 roars full steam ahead with its three main engines: news, talk and interactivity. On Saturdays after a news slot that starts at 5:30 in the morning, Dominique Souchier puts the five preceding days of news in perspective with C'est arrivé cette semaine (It Happened This Week). Then follow Europe Santé (Europe Health) with the tandem Laurent Cabrol/Jean-François Lemoine and fine-dining with Jean-Luc Petitrenaud. Early afternoon hears Jacques Pradel hoist anchor for exotic travels and treasure hunting.
After Karen Chéryl orchestrates an early afternoon of music, Pierre Thivolet arrives for Dessine moi l'Europe (Draw Me Europe). Sundays at 10:15 Marc Menant plunges into the strange and unusual, then, with his feet on the ground and his head in the stars, Alain Cirou simplifies science for the layman. At noon as France sits down for Sunday lunch, Jean-Pierre Elkabbach gives a politician guest twenty minutes to convince the listener of his or her sincerity. After Jeunes reporters d'Europe (Europe's Young Reporters) and literary news from Frédéric Mitterand, the afternoon is rounded out in a belly laugh as the best-of Laurent Ruquier's weekday program are aired. And the weekend draws to a close. It is time to look back at two days of news. Le Tout Info (All the News) starts at 7:30 Sunday evening and wraps it up at half past midnight.

"To inform means teaching something to someone or getting someone interested in something"

The way is clear for a new week. Once again there is a false calm hovering over the editorial room. An admirer of Oliver Stone's has tacked a poster of his movie Talk Radio to the wall. It says, "Words can kill." Today Europe 1 is proof that words can revive a radio station ■


Europe1

Deciphering

Aggregate audience: the number of listeners of 15 years old or over who have listened to a radio at least once between 5 a.m. and midnight. 475,800 listeners equals one point of aggregate audience, the 11.4 points of the latest Médiamétrie poll (January-February-March, 2001) correspond to more than 5,400,000 listeners. In 1996, Europe 1 was at 8.6 points, i.e. 3,980,000 listeners.

Listening time per listener: average time spent listening to a station. Last Decemberfor Europe 1, it was 129 minutes as opposed to 100 in 1996.

Audience share: the share represented by the listening volume of a station in the overall listening volume of the radio medium. Europe 1's audience share was, according to Médiamétrie, 9.4 in December, 2000 as opposed to 5.7 in 1996.

[illegible]DS [illegible]come aboard!

The A380 in the limelight, announcements and sales...

20 February: Airbus gets the green light from the German Justice Department for extending its Hamburg site in order to produce the A380, which will also be built at the Aerospatiale factory in Toulouse, southern France.
27 February: The A380 and the A330 have a new customer. Qatar Airways has opted to buy two of the new, very large Airbus transporters and signed a deal for five A330-200s and two options.
1 March: EADS Matra Datavision, an EADS subsidiary specializing in computer services, announces that it has increased its net profits six-fold from 290,000 euros in 1999 to 1.88 million in 2000. And enjoyed an 18.1 per cent rise in sales, amounting to over one hundred million euros.
2 March: following on its 44-Airbus order in 2000, United Airlines is planning to buy fifteen more new aircraft: seven A319s and eight A320s. This will make the American carrier the world's number one owner of Airbuses (192).
5 March: The French Defense Department announces that it will be asking Aerospatiale Matra Missiles, an EADS subsidiary, to do an engine retrofit on some fifty of the Exocet MM 38 anti-ship missiles.
13 March: Astrium, Europe's foremost space company, held 75 per cent by EADS and 25 per cent by BAe Systems, has been contracted to produce twenty combustion chambers for Ariane 5's Vulcan 2 engine worth 56 million euros, as well as twenty sets of cryogenic thermostats.
19 March: EADS increases it mid-term profitability goals from 8 to 10 per cent by 2004.
26 April: BAE SYSTEMS, EADS and Finmeccanica signed the agreement for the incorporation of a single company that will re-group the missiles and missile systems activities of their respective subsidiaries, Matra BAe Dynamics, EADS Aerospatiale Matra Missiles and Alenia Marconi Systems. The new company -the name of which will be MBDA- consolidates its position as world leader ■



© Airbus / EADS

Showing off composites

From 30 March to 9 September, an exhibition on composites is taking place in the Matra automobile show space in Romorantin. Key materials...

A trail-blazer in the field of new concepts, Matra has been using composites for the bodywork of its car models for the past 35 years. On the one hand this solution makes industrial investment (the well-known entry ticket) four times less costly than one-hundred-per-cent steel bodywork with very expensive press lines. On the other, it is suitable for small and middle-sized car series and facilitates design development.
To move from craftsmanship pace of two vehicles per day -as was the case for the Djet in the early sixties- to the industrial quantities of 350 Espaces per day at present, the process for manufacturing bodywork with composites has never ceased progressing. Today all composite parts are produced at the Theillay plant where a research center was founded in 1997. Several of its innovations could become reality in the near future, i.e. ever lighter materials, higher resistance to small knocks, healable dents and coloring in the mass. Beginning in July, 2000, Matra and the American company, Venture, have pooled their resources in the field of thermo-hardened composites and have founded a subsidiary, Matra Venture Composites. The Avantime has taken advantage of this subsidiary's research and work, as have the customers of Venture and its French subsidiary, Peguform ■



© Matra / Renault





BOOK

The big-headed emperor

Along with the release in France of the latest feature-length cartoon from Disney Studios, The Emperor's New Groove, Disney Hachette Edition has also released a set of 8 titles, enabling kids to enjoy the corrosive humor of this new adventure cartoon.



© Disney

Reading with Winnie





Since February Disney Hachette Presse (DHP) publishes an eleventh title, Winnie Lecture.

France's foremost publisher for children had not yet ventured onto the first-reader market for children. But now they have with the bi-monthly, Winnie Lecture, with a newsstand price of 4.50 euros and 22.47 euros for a year's subscription. In 2000 the children's press market was shaken up by the arrival of a lot of magazines about the Pokemons and titles linked to the Warner license. But the reading market has remained dynamic for the past several years. What's more, in this sector there are no titles for the 5 to 8 year-olds or students in the final year of nursery school or in the first and second grades. It took two years after its conception to produce this magazine. While taking advantage of the Winnie character and its brand name, we had to find a complementary world, meaning a character who was more for the 6 to 7 year olds than the 5 to 6s and who would be complementary to Winnie, cheeky, lively..." Ratus came into the picture, the Hatier Editions hero, a character well known to one in four French children as they learn to read. In the early pages, smaller children have an appointment with Winnie the Pooh for "a story that can be read with their eyes", even if the pictures start being sub-titled as they go through the pages, ending up with a written story. Another innovation are the few sentences written in bold, enabling children to understand the story without necessarily having to read the whole thing. There is also a small glossary in the page margins to explain hard words. After some Pooh games, the adventures of Ratus hit the interactivity key. A question about the story is asked at the bottom of each double page. To answer, children place an "x" under one of the drawings. Then more pages with games and bibliographical advice (book, cassettes and CD-Roms); children then find a traditional story—the Princess and the Pea in the first issue—illustrated by contemporary artists.

With the first issue being published at 100,000 copies, Disney Hachette Presse is expecting Winnie Lecture to circulate at an average of 60,000 copies, about 60 per cent of which would be through subscriptions ■

Astérix chez Hachette Livre

Since October, 1998, Hachette Livre, in agreement with Albert Uderzo and Anne Goscinny, has re-published the first 24 albums of Asterix's adventures. More than one million copies are sold every year in France. Hachette Livre also manages a sizeable part of the foreign rights to these titles, which have been translated into 70 languages.

Big Logistix means for Asterix 800,000 copies of Astérix et Latraviata sold on its first day out.



© UDERZO

The 31st album in the series is distributed in France, French Switzerland, Belgium and Canada by Hachette Livre. In all, nearly 3 million copies were shipped in a day.

The heroes of tomorrow...


HÉROS DE DEMAIN

Creating tomorrow's heroes: a new adventure is begun by Hachette Jeunesse, the result of a lot of in-house synergy...

"Young people are the basic audience for numerous Lagardere Media subsidiaries," says Pierre Marchand, Hachette Illustrated's managing director. "For 50 years Hachette Jeunesse has, among others, co-published characters created by foreign multinationals. Our new editorial policy is based on co-creation, but this doesn't mean we'll neglect our heroes of yesterday and today. We want to stimulate original creativity that is strong on content and completely coherent with the wishes of our audience. So we must attract new heroes from around the world."

"Créez les héros de demain" (Create tomorrow's heroes) is an international competition launched at the Paris Book Fair, then again at the Bologna Young People's Book Fair. Its aim is to discover THE multimedia hero (see box below). To the winner will go collaboration with Hachette Jeunesse and its partners. And Hachette Jeunesse gets a whole gaggle of new talents!

The competition is housed on a website created with Hachette Multimédia. Taken with its creativity, TV channel, Canal J, began talking about it in its programs and created a link between canalj.net and herosdedemain.com, as Hachette Multimédia had done for atoutclic.com. Elle and Europe 2 also talk about the competition, and everyone has access to the contestants' work.

Communication on all levels is the order of the day, from the international press, a mailing campaign to 20,000 students in European art schools, posters and distributors in bookstores to the world's greatest book fairs. But what will the Donald Duck or the Babar of the 21st century look like? He or she will have to be an unexpected yet self-evident choice! ■

Competition target
www.herosdedemain.com

The competition is intended for anyone over 18 (including Lagardère employees) who writes in French, with or without experience, and can come from all walks of professional life: publishing, multimedia, the press or audiovisual... All they have to do is think up a world that would appeal to the under-14s, feature recurrent heroes and that could be translated to all media: books, magazines, TV, radio, the cinema, CD-Roms, the Internet, video games and by-products.

AUDIO



Half-pint philosopher

Titeuf, the half-pint hero of Hachette Jeunesse's bibliothèque rose, has come exclusively to Canal J starting 4 April. Titeuf, created by Zep, is attuned to the 8- to 12-year-olds and will share his point of view of the world with young TV watchers and ask his odd questions about life's mysteries in short cartoons (7 mins.), co-produced by Canal J.

Every single day, 10 million people pass by one of the 1,055 Relay sales outlets in the world. And 1 million go in to buy something.

According to a recent study, Femina Hebdo has had the biggest audience growth of the general public women's sector and, with 4,600,000 readers, comes in numero two in the women's press sector.

A new layout for Télé 7 Jeux, France's number one magazine for French-language games and hobbies.

With the 2001 edition of the Encyclopédie Hachette des vins (Hachette Wine Encyclopedia), Hachette Multimédia is innovation for Palm Pilots.

New financial partners

Representatives of some twenty American financial institutions meet Lagardère's directors in Paris.

This visit by the Americans sealed the end of negotiations of a 500 million dollars bond issued by Lagardère SCA with their institutions. With the participation of Merrill Lynch and Arjil & Associés, this is the largest operation done by a French company on the American, private placement market. This long-term loan (in three tranches of 5, 7 and 10 years) enables Lagardère to have stable resources at its disposal for financing such acquisitions as last year's stake-taking in CanalSatellite. This new partnership signifies the confidence of the world's main financial market in Lagardère's development and profitability ■



© Jean-Claude Deutch / Paris Match

SHAREHOLDERS' NOTEBOOK

LAGARDÈRE relative to the CAC 40 and DJ STOXX MEDIA (from January 1st, 1999 to April 25th, 2001)

300
250
200
150
100
80
1999
2000
2001

LAGARDERE
DJ STOXX MEDIA
CAC40

DATASTREAM Source

Agence Le Goff & Galarza SARL

Capital stock

Number of shares making up Lagardère SCA's capital stock at March 31, 2001: **137,784,758.**

On March 31, 2001, the Company's capital stock thus amounted to **840,206,038 euros** (FRF 5,511,390,320).

Conferences to be held in various cities in France

(to be confirmed):

> June 26: Annecy

> November 28: Tours

Other meetings are in the course of preparation of which we shall hold you informed.

Shareholders' Consultative Committee

The last plenary meeting of the Shareholders Consultative Committee was held on May 3, 2001.

The Committee will meet again in October, 2001.

LAGARDERE

Contacts :

Centre d'information des actionnaires de Lagardère SCA

121 avenue de Malakoff
75216 Paris Cedex 16

Phone number :
33.1.40.69.20.73

Internet :
http//www.lagardere.com

E.mail :
lalettre@lagardere.fr